As filed with the Securities and Exchange Commission on October 26, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2016

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of event requiring this shell company report ________

For the transition period from ________ to ________

Commission file number: 001 — 31545

HARMONY GOLD MINING COMPANY LIMITED

(Exact name of registrant as specified in its charter)

REPUBLIC OF SOUTH AFRICA

(Jurisdiction of incorporation or organization)

RANDFONTEIN OFFICE PARK, CNR WARD AVENUE AND MAIN REEF ROAD,
RANDFONTEIN, SOUTH AFRICA, 1759

(Address of principal executive offices)

Riana Bisschoff, Group Company Secretary
Tel: +27 11 411 6020, riana.bisschoff@harmony.co.za, fax: +27 (0) 11 696 9734,
Randfontein Office Park, CNR Ward Avenue and Main Reef Road, Randfontein, South Africa, 1759

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary shares, with nominal value Rand 50 cents per share*

(Title of Class)

American Depositary Shares (as evidenced by American Depositary Receipts),
each representing one ordinary share

(Title of Class)

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was 437,299,479 ordinary shares, with nominal value of Rand 50 cents per share

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)**. YES ☐ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow**:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐ NO ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court**.

YES ☐ NO ☐

**Not applicable to the registrant

TABLE OF CONTENTS

This document comprises the annual report on Form 20-F for the year ended June 30, 2016 ("**Harmony 2016 Form 20-F**") of Harmony Gold Mining Company Limited ("**Harmony**" or the "**Company**"). Certain of the information in the Harmony Integrated Annual Report 2016 included in Exhibit 15.1 ("**Integrated Annual Report for the 20-F 2016**") is incorporated by reference into the Harmony 2016 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). With the exception of the items so specified, the Integrated Annual Report for the 20-F 2016 is not deemed to be filed as part of the Harmony 2016 Form 20-F.

Only (i) the information included in the Harmony 2016 Form 20-F, (ii) the information in the Integrated Annual Report for the 20-F 2016 that is expressly incorporated by reference in the Harmony 2016 Form 20-F and (iii) the exhibits to the Harmony 2016 Form 20-F that are required to be filed pursuant to the Form 20-F (the "**Exhibits**"), shall be deemed to be filed with the Securities and Exchange Commission ("**SEC**") for any purpose. Any information in the Integrated Annual Report for the 20-F 2016 which is not referenced in the Harmony 2016 Form 20-F or filed as an Exhibit, shall not be deemed to be so incorporated by reference.

Financial and other material information regarding Harmony is routinely posted on and accessible at the Harmony website, *www.harmony.co.za*. References in the Harmony 2016 Form 20-F and the Exhibits to the Harmony website, unless otherwise expressly stated, are not incorporated by reference into this document.

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT

Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Annual Report on Form 20-F ("**Harmony 2016 Form 20-F**"), unless the context otherwise requires, the terms "**Harmony**" and "**Company**" refer to Harmony Gold Mining Company Limited; the term "**South Africa**" refers to the Republic of South Africa; the terms "**we**", "**us**" and "**our**" refer to Harmony and, as applicable, its direct and indirect subsidiaries as a "**Group**".

In this annual report, references to "**R**", "**Rand**" and "**c**", "**cents**" are to the South African Rand, the lawful currency of South Africa, "**A$**" and "Australian dollars" refers to Australian dollars, "**K**" or "**Kina**" refers to Papua New Guinean Kina and references to "**$**", "**US$**" and "**US dollars**" are to United States dollars.

This annual report contains information concerning our gold reserves. While this annual report has been prepared in accordance with the regulations contained in the SEC's Industry Guide 7, it is based on assumptions which may prove to be incorrect. See Item 3: *"Key Information—Risk Factors—Estimations of Harmony's gold reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production and the price of gold. As a result, quantities of gold produced may differ from current estimates."*

This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. We have explained some of these terms in the Glossary of Mining Terms included in this annual report. This glossary may assist you in understanding these terms.

PRESENTATION OF FINANCIAL INFORMATION

We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("**IFRS**"). This annual report includes our consolidated financial statements prepared in accordance with IFRS, translated into US dollars. All financial information, except as otherwise noted, is stated in accordance with IFRS.

In this annual report, we also present "cash costs", "cash costs per ounce", "all-in sustaining costs" and "all-in sustaining costs per ounce", which are non-GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales or any other measure of financial performance presented in accordance with IFRS. The calculation of cash costs, cash costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. For further information, see Item 5:*"Operating and Financial Review and Prospects—Costs—Reconciliation of Non-GAAP Measures"*.

We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated: (i) assets and liabilities at the closing rate as reported by Reuters on the last business day of the period (R14.72 per US$1.00 as at June 30, 2016 and R12.16 per US$1.00 as at June 30, 2015), (ii) acquisitions, disposals and specific items such as impairments at the rate prevailing at the dates applicable to such transactions (iii) income statement items at the average rate for the year (R14.50 per US$1.00 for fiscal 2016, R11.45 per US$1.00 for fiscal 2015 and R10.35 per US$1.00 for fiscal 2014) and (iv) equity items are translated at historic rates. Profit from discontinued operations in fiscal 2013 is translated from Rand to US dollars at the average exchange rate for the eight month period (R8.55 per US$1.00 for the period July 1, 2012 to February 28, 2013). Capital expenditures for fiscal 2017 have been translated at an exchange rate of R14.00 per US$1.00. By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated. For further information, see Item 3:*"Key Information—Selected Financial Data—Exchange Rates"*.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "**Securities Act**"), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements preceded by, followed by, or that include the words "targets", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "would", "should", "could", "estimates", "forecast", "predict", "continue" or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere;

- estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices;

- estimates of future gold and other metals production and sales;

- estimates of future cash costs;

- estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices;

- statements regarding future debt repayments;

- estimates of future capital expenditures;

- the success of our business strategy, development activities and other initiatives;

- estimates of reserves statements regarding future exploration results and the replacement of reserves;

- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

- fluctuations in the market price of gold;

- the occurrence of hazards associated with underground and surface gold mining;

- the occurrence of labor disruptions;

- power cost increases as well as power stoppages, fluctuations and usage constraints;

- supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital;

- changes in government regulation, particularly mining rights and environmental regulation;

- fluctuations in exchange rates;

- the adequacy of the Group's insurance coverage;

- socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.

We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements, and the notes thereto, set forth beginning on page F-1, and with Item 3:"Key Information—Risk Factors" and Item 5: "Operating and Financial Review and Prospects". Historical results are not necessarily indicative of results to be expected for any future period.

Selected Historical Consolidated Financial Data

We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with IFRS. This annual report includes our consolidated financial statements prepared in accordance with IFRS, translated into US dollars. The selected historical consolidated income statement and balance sheet data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS, and has been extracted from the more detailed information and financial statements prepared in accordance with IFRS. The financial data as at June 30, 2016 and 2015 and for each of the years in the three-year period ended June 30, 2016, should be read in conjunction with, and is qualified in its entirety by reference to our audited consolidated financial statements set forth beginning on page F-1. Financial data as at June 30, 2014, 2013 and 2012, and for the years ended June 30, 2013 and 2012 have been derived from our previously published consolidated financial statements, which are not included in this document.

Discontinued operations for the periods below include the Evander operations in South Africa. The assets and liabilities of the Evander operation were classified as held for sale in fiscal 2012 following the signing of a sale of shares and claims agreement with Pan African Resources plc ("**Pan African**"). The results of this operation have been presented as a discontinued operation. The reclassifications in respect of discontinued operations were done in terms of IFRS 5 — Non-Current Assets Held for Sale and Discontinued Operations. The sale of Evander was concluded in fiscal 2013.

	Fiscal year ended June 30,				
	2016	**2015**	**2014**	**2013**	**2012**
	($ in millions, except per share amounts, cash costs per ounce and all-in sustaining costs per ounce)				
Income Statement Data					
Revenue	1,264	1,348	1,515	1,803	1,953
Reversal of impairment/(impairment) of assets	3	(285)	(135)	(274)	7
Operating profit/(loss)	111	(433)	(146)	(193)	271
Profit/(loss) from associates	—	(2)	(10)	—	—
Profit/(loss) from continuing operations before taxation	109	(436)	(145)	(191)	245
Taxation	(43)	62	27	(69)	16
Profit/(loss) from continuing operations	66	(374)	(118)	(260)	261
Profit/(loss) from discontinued operations	—	—	—	36	75
Net profit/(loss)	66	(374)	(118)	(224)	336
Basic (loss)/earnings per share from continuing operations (US cents)	15	(86)	(27)	(60)	60
Diluted earnings/(loss) per share from continuing operations (US cents)	15	(86)	(27)	(60)	60
Basic earnings/(loss) per share (US cents)	15	(86)	(27)	(52)	78
Diluted earnings/(loss) per share (US cents)	15	(86)	(27)	(52)	78
Weighted average number of shares		434,423,747	433,212,423	431,880,814	430,817,682

	Fiscal year ended June 30,				
	2016	**2015**	**2014**	**2013**	**2012**
	($ in millions, except per share amounts, cash costs per ounce and all-in sustaining costs per ounce)				
used in the computation of basic earnings/(loss) per share	435,738,577				
Weighted average number of shares used in the computation of diluted earnings/(loss) per share	446,398,380	438,091,109	434,715,373	432,716,622	432,022,229
Dividends per share (US cents)[1]	—	—	—	12	14
Dividends per share (SA cents)[1]	—	—	—	100	100
Other Financial Data					
Cash costs per ounce of gold from continuing operations ($/oz)[2]	841	1,003	988	1,146	1,101
Total cash costs per ounce of gold ($/oz)[2]	841	1,003	988	1,137	1,086
All-in sustaining costs per ounce of gold from continuing operations ($/oz)[2]	1,003	1,231	1,222	1,497	1,423
Balance Sheet Data					
Assets					
Property, plant and equipment	2,033	2,430	3,116	3,279	3,992
Assets of disposal groups classified as held for sale	—	—	—	—	174
Total assets	2,515	2,972	3,852	4,221	5,250
Net assets	1,914	2,200	2,925	3,229	4,139
Equity and liabilities					
Share capital	4,036	4,035	4,035	4,035	4,036
Total equity	1,914	2,200	2,925	3,229	4,139
Borrowings (current and non-current)	159	280	270	254	221
Liabilities of disposal groups held for sale	—	—	—	—	46
Other liabilities	442	492	657	738	844
Total equity and liabilities	2,515	2,972	3,852	4,221	5,250

[1] Dividends per share relates to the dividends recorded and paid during the fiscal year.

[2] Cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures. Cash costs per ounce and all-in sustaining cost per ounce have been calculated on a consistent basis for all periods presented. The all-in sustaining costs per ounce for fiscal 2012 to 2015 have been restated to exclude share-based payments charge. Changes in cash costs per ounce and all-in sustaining costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar. Because cash cost per ounce and all-in sustaining costs per ounce are non-GAAP measures, these measures should therefore not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. The calculation of cash costs, cash costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. For further information, see *Item 5:"Operating and Financial Review and Prospects—Costs—Reconciliation of Non-GAAP measures*".

Exchange Rates

Unless otherwise stated, balance sheet item amounts are translated from Rand to US dollars at the exchange rate prevailing on the last business day of the period (R14.72 per US$1.00 as at June 30, 2016 and R12.16 per US$1.00 as at June 30, 2015), except for acquisitions, disposals and specific items such as impairments that are converted at the exchange rate prevailing on the dates of the transactions. Income statement item amounts that are translated from Rand to US dollars at the average exchange rate for the period (R14.50 per US$1.00 for fiscal 2016, R11.45 per US$1.00 for fiscal 2015 and R10.35 per US$1.00 for fiscal 2014). During fiscal 2016, the Rand/dollar closing exchange rate ranged between R12.24 and R16.87 per US$1.00. Profit from discontinued operations in fiscal 2013 is translated from Rand to US dollars at the average exchange rate for the eight month period (R8.55 per US$1.00 for the period July 1, 2012 to February 28, 2013).

The following table sets forth, for the past five fiscal years, the average and period end rates for Rand expressed in Rand per US$1.00. The exchange rates are sourced from Reuters, being the closing rate at period end.

As of October 19, 2016, the exchange rate per US$1.00 was R13.83[1].

Fiscal Year Ended June 30,	Average[2]	Period End[1]
2012	7.77	8.21
2013	8.82	9.98
2014	10.35	10.61
2015	11.45	12.16
2016	14.50	14.72
Month of	**High**	**Low**
May 2016	15.86	14.26
June 2016	15.89	14.40
July 2016	14.75	13.94
August 2016	14.66	13.27
September 2016	14.59	13.49
October 2016 (through October 19, 2016)	14.36	13.58

[1]   Based on the interbank rate as reported by Reuters.
[2]   The daily average of the closing rate during the relevant period as reported by Reuters.

Fluctuations in the exchange rate between Rand and the US dollar will affect the dollar equivalent of the price of ordinary shares on the Johannesburg Stock Exchange ("**JSE**"), which may affect the market price of the American Depositary Shares ("**ADSs**") evidenced by American Depositary Receipts ("**ADRs**") on the New York Stock Exchange ("**NYSE**"). These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends on ordinary shares paid in Rand.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

In addition to the other information included in this annual report and the exhibits, you should also carefully consider the following factors related to our ordinary shares and ADSs. There may be additional risks that we do not currently know of or that we currently deem immaterial based on information currently available to us. Although Harmony has a formal risk policy framework in place, the maintenance and development of which is undertaken on an ongoing basis so as to help management address systematic categories of risk associated with its business operations, any of these risks could have a material adverse effect on our business, financial condition or results of operations, leading to a decline in the trading price of our ordinary shares or our ADSs. The risks described below may, in retrospect, turn out to be incomplete and therefore may not be the only risks to which we are exposed. Additional risks and uncertainties not presently known to us or that we now believe are immaterial (and have therefore not been included), could also adversely affect our business, results of operations or financial condition. The order of presentation of the risk factors below does not indicate the likelihood of their occurrence or the magnitude or the significance of the individual risks. The risks described below could occur individually or cumulatively and intensify in case of a cumulative occurrence.

Risks Relating to Our Business and the Gold Mining Industry

The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations.

Substantially all of Harmony's revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and been affected by numerous factors, over which Harmony has no control, including:

- demand for gold for industrial uses, jewelry and investment;

- international or regional political and economic events and trends;

- strength or weakness of the US dollar (the currency in which gold prices generally are quoted) and of other currencies;

- monetary policies announced or implemented by central banks, including the US Federal Reserve;

- financial market expectations on the rate of inflation;

- interest rates;

- speculative activities;

- forward sales by gold producers;

- actual or expected purchases and sales of gold bullion held by central banks or other large gold bullion holders or dealers; and

- production and cost levels for gold in major gold-producing nations, such as South Africa, China, the United States and Australia.

In addition, current demand and supply affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price. Uncertainty on global economic conditions has impacted the price of gold significantly since fiscal 2013 and continued to do so in fiscal 2015 and in fiscal 2016 and may continue to do so in the future.

The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for each of the past ten years:

Annual gold price: 2006 – 2016

	Price per ounce (US$)		
Calendar year	High	Low	Average
2006..	725	525	604
2007..	841	608	695
2008..	1,011	713	872
2009..	1,213	810	972
2010..	1,421	1,058	1,225
2011..	1,895	1,319	1,572
2012..	1,792	1,540	1,669
2013..	1,694	1,192	1,411
2014..	1,385	1,142	1,266
2015..	1,296	1,049	1,160
2016 (year to October 19, 2016).................................	1,366	1,077	1,366

On October 19, 2016, the afternoon fixing price of gold on the London bullion market was US$1,269/oz.

While the aggregate effect of these factors is impossible to predict, if gold prices should fall below Harmony's cash cost of production and capital expenditure required to sustain production and remain at these levels for any sustained period, Harmony may record losses and be forced to curtail or suspend some or all of its operations. In addition, Harmony would also have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate reserves.

Harmony's average cash costs per ounce of gold produced from continuing operations was US$841 in fiscal 2016, US$1,003 in fiscal 2015 and US$988 in fiscal 2014. Harmony's average all-in sustaining cost per ounce of gold sold was US$1,003 in fiscal 2016, US$1,231 in fiscal 2015 and US$1,222 in fiscal 2014. For further information about the use of Non-GAAP measures, refer to Item 5:*"Operating and Financial Review and Prospects—Costs—Reconciliation of Non-GAAP Measures"*.

Foreign exchange fluctuations could have a material adverse effect on Harmony's operational results and financial condition.

Gold is priced throughout the world in US dollars and, as a result, Harmony's revenue is realized in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies, including the Australian dollar and Kina. The strengthening of the US dollar against the Rand, Australian dollar and Kina lowers operating costs in US dollar terms. From time to time, Harmony may implement currency hedges intended to reduce exposure to changes in the foreign currency exchange. Such hedging strategies may not however be successful, and any of Harmony's unhedged exchange payments will continue to be subject to market fluctuations. Any significant and sustained appreciation of the Rand and other non-US currencies against the dollar will materially reduce Harmony's Rand revenues and overall net income.

As Harmony currently does not enter into forward sales, commodity derivatives or hedging arrangements on its total future gold production, it is exposed to the impact of any significant decreases in the gold price.

As a rule, Harmony sells its gold at the prevailing market price. In fiscal 2016 the Company did not enter into forward sales, commodity derivative or hedging arrangements to establish a price in advance for the sale of future gold production.

Subsequent to June 30, 2016, however, Harmony entered into short term gold forward sale contracts for a total of 432,000 ounces over a period of 24 months. These contracts manage variability of cash flows for approximately 20% of the Group's total production and were concluded at an average gold price of R682,000/kg. Harmony will apply cash flow hedge accounting to these contracts. Such hedging strategies may not, however be successful.

Harmony's remaining unhedged future production may realize the benefit of any short-term increase in the gold price, but is not protected against decreases; if the gold price should decrease significantly, Harmony's revenues may be materially adversely affected.

Global economic conditions could adversely affect the profitability of Harmony's operations.

Harmony's operations and performance depend on global economic conditions. A global economic downturn may have follow-on effects on our business. These could include:

- key suppliers becoming insolvent, resulting in a break-down in the supply chain; or

- the availability of credit being reduced—this may make it more difficult for Harmony to obtain financing for its operations and capital expenditure or make financing more expensive.

Coupled with the volatility of commodity prices as well as the rising trend of input costs, such factors could result in initiatives relating to strategic alignment, portfolio review, restructuring and cost-cutting, temporary or permanent shutdowns and divestments. Further, sudden changes in a life-of-mine plan or the accelerated closure of a mine may result in the recognition of impairments and give rise to the recognition of liabilities that are not anticipated.

In addition, uncertainty on global economic conditions may also increase volatility or negatively impact the market value of Harmony's securities.

A further downgrade of South Africa's credit rating may have an adverse effect on Harmony's ability to secure financing.

The slowing economy, rising debt, escalating labor disputes and the structural challenges facing the mining industry and other sectors have resulted in the downgrading of South Africa's sovereign credit rating to one level above speculative investment grade, or junk. In fiscal 2016, South Africa was downgraded to BBB- with a negative outlook by the Standard & Poor's rating agency. Moody's downgraded South Africa to Baa2 and changed the stable perspective to negative, while Fitch Ratings downgraded South Africa to BBB- with a stable position. Further downgrading of South Africa's credit ratings to junk by any of these agencies may adversely affect the South African mining industry and Harmony's business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.

Estimations of Harmony's gold reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production and the price of gold. As a result, quantities of gold produced may differ from current estimates.

The mineral reserve estimates in this annual report are estimates of the mill-delivered quantity and grade of gold in Harmony's deposits and stockpiles. They represent the amount of gold that Harmony believes can be mined, processed and sold at prices sufficient to recover its estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Harmony's mineral reserves are estimated based on a number of factors, which have been stated in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves ("**SAMREC Code**") and the Australian Code for the Reporting of Mineral Resources and Mineral Reserves ("**JORC**") and the SEC's Industry Guide 7. Calculations of Harmony's mineral reserves are based on estimates of:

- future cash costs;

- future gold prices; and

- future currency exchange rates.

These factors, which significantly impact mineral reserve estimates, are beyond Harmony's control. As a result, reserve estimates in this annual report should not be interpreted as assurances of the economic life of Harmony's gold and other precious metal deposits or the future profitability of operations.

Since these mineral reserves are estimates based on assumptions related to factors detailed above, should there be changes to these, we may in future need to revise these estimates. In particular, if Harmony's cash operating and production costs increase or the gold price decreases, recovering a portion of Harmony's mineral reserves may become uneconomical. This will lead, in turn, to a reduction in estimated reserves.

Harmony's operations have limited proved and probable reserves, and exploration and discovery are necessary to maintain current gold production levels at these operations. Exploration for gold and other precious metals is speculative in nature, may be unsuccessful and involves many risks.

Risks include those related to:

- locating orebodies;

- geological nature of the orebodies;

- identifying the metallurgical properties of orebodies;

- estimating the economic feasibility of mining orebodies;

- developing appropriate metallurgical processes;

- obtaining necessary governmental permits; and

- constructing mining and processing facilities at any site chosen for mining.

Harmony's exploration efforts might not result in the discovery of mineralization, and any mineralization discovered might not result in an increase in proved and probable reserves. To access additional reserves, Harmony will need to successfully complete development projects, including extensions to existing mines and, possibly, new mines. Development projects would also be required to access any new mineralization discovered by exploration activities around the world. Harmony typically uses feasibility studies to determine whether to undertake significant development projects. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:

- future gold and other metal prices;

- anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

- anticipated recovery rates of gold and other metals from the ore; and

- anticipated total costs of the project, including capital expenditure and cash costs.

A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects.

Actual cash costs, capital expenditure, production and economic returns may differ significantly from those anticipated by feasibility studies for new development projects.

It can take a number of years from the initial feasibility study until development is completed and, during that time, the economic feasibility of production may change. In addition, there are a number of inherent uncertainties in developing and constructing an extension to an existing mine or any new mine, including:

- availability and timing of necessary environmental and governmental permits;

- timing and cost of constructing mining and processing facilities, which can be considerable;

- availability and cost of skilled labor, power, water, fuel, mining equipment and other materials;

- accessibility of transportation and other infrastructure, particularly in remote locations;

- availability and cost of smelting and refining arrangements;

- availability of funds to finance construction and development activities; and

- spot and expected future commodity prices of metals including gold, silver, copper, uranium and molybdenum.

Competition with other mining companies and individuals for specialized equipment, components and supplies necessary for exploration and development, for mining claims and leases on exploration properties and for the acquisition of mining assets also impact existing operations and potential new developments. Competitors may have greater financial resources, operational experience and technical capabilities – all which could negatively affect the anticipated costs and economic returns.

Harmony currently maintains a range of focused exploration programs, concentrating mainly on a number of prospective known gold and copper mineralized areas in Papua New Guinea ("**PNG**"). During fiscal 2016, fiscal 2015 and fiscal 2014, the bulk of exploration expenditure was allocated to activities in PNG. However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations.

Costs associated with pumping water inflows from closed mines adjacent to our operations could adversely affect Harmony's operational results.

Certain of our mining operations are adjacent to the mining operations of other companies. A mine closure can affect continued operations at an adjacent mine if appropriate preventative steps are not taken. In particular, this could include the ingress of underground water when pumping operations at the closed mine are suspended. This can result in damage to property, operational disruptions and additional pumping costs, which would adversely affect any one of our adjacent mining operations.

Infrastructure constraints and ageing infrastructure could adversely affect Harmony's operations

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable rail, ports, roads, bridges, power sources, power transmission facilities and water supply are critical to the Company's business operations and affect capital and operating costs. The infrastructure and services are often provided by third parties whose operational activities are outside the control of the Company.

Once a shaft or a processing plant has reached the end of its intended lifespan, higher than normal maintenance and care is required. Maintaining this infrastructure requires skilled human resources, capital allocation, management and planned maintenance. Although Harmony has implemented a comprehensive maintenance strategy, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have an adverse effect on Harmony's operating results and financial condition.

Fluctuations in input production prices linked to commodities may adversely affect Harmony's operational results and financial condition.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and capital expenditure of a mining company. Harmony has no control over the costs of these consumables, many of which are linked to some degree to the price of oil and steel.

Fluctuations in oil and steel prices have a significant impact on operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

The supply of electricity and increases in the cost of power may adversely affect the results of our operations and our financial condition.

In South Africa, each of our mining operations depends on electrical power generated by the state utility, Eskom, which holds a monopoly in the South African market. As a result of increased demand exceeding available generating capacity, South Africa has been subject to disruptions in electrical power supply. In fiscal 2008, electricity supply was interrupted by Eskom, halting production at certain of our mines. This led to management restructuring operating processes to control and reduce our consumption of electricity at all our operations. During November 2014, Eskom reintroduced a schedule of rolling blackouts, or "load shedding". In 2015, Eskom could not guarantee that there would be no power interruptions and we again faced very tight supply reserve margins. Load shedding events have, however, stabilized in 2016 and electricity supply from Eskom is expected to remain stable in the near future, largely as a result of the demand for electricity dropping as a result of market conditions. Should the implementation of load shedding resume, however, the reduced supply of electricity may affect our operational results and financial condition.

As a result of Eskom's planned capital expansion program to deal with power constraints, an average annual tariff increase of 8% for the five-year multi-year price determination period has been approved by the National Energy Regulator of South Africa ("**NERSA**"). The first increase was implemented on April 1, 2013. On March, 1, 2016, NERSA granted Eskom a tariff increase of 9.4% in respect of the average tariff for standard tariff customers for the 2016/2017 financial year. On August 16, 2016, however, the Gauteng Division, Pretoria, of the High Court set aside NERSA's decision to grant Eskom the tariff increase of 9.4% for the 2016/2017 financial year on the grounds that NERSA's multi-year price determination methodology had not been properly applied. During September 2016, NERSA and ESKOM each delivered an application to the Gauteng Division, Pretoria, of the High Court for leave to appeal the judgment. Although Eskom has implemented the tariff increase following the delivery of its application for leave to appeal, it is uncertain as to what tariff will apply following the outcome of the application for leave to appeal or subsequent appeal. There can be no assurance as to the existence or nature of any government intervention with respect to tariff increases in the future.

In November 2015, a draft Carbon Tax Bill was published for public consultation – the draft bill anticipates that the carbon tax will be implemented on January 1, 2017. At this time it is not possible to determine the ultimate impact of the proposed carbon tax on the company. Energy is a significant input to our mining and processing operations, with our principal energy sources being electricity and it is likely that the proposed carbon tax will affect our operations. In order both to facilitate the carbon tax legal regime and to provide for greater regulation of greenhouse gas ("**GHG**") emissions outside of the carbon tax, the Department of Environmental Affairs has initiated the implementation of a mandatory GHG reporting system, for certain identified data providers.

PNG has limited power generation and distribution capacity. This capacity is increasing but, currently, Harmony mines and projects still partially rely on our own diesel-generated power. The cost of this power will fluctuate with changes in the oil price.

Also, see Item 5:*"Operating and Financial Review and Prospects—Electricity in South Africa."* and *"Integrated Annual Report for the 20-F 2016—Harmony in Action—Environmental performance"* on pages 59 to 77.

We may experience problems in identifying, financing and managing new acquisitions and integrating them with our existing operations.

Acquiring new gold mining operations involves a number of risks including:

- our ability to identify appropriate assets for acquisition and/or to negotiate acquisitions on favorable terms;

- obtaining the financing necessary to complete future acquisitions;

- difficulties in assimilating the operations of the acquired business;

- difficulties in maintaining our financial and strategic focus while integrating the acquired business;

- problems in implementing uniform standards, controls, procedures and policies;

- increasing pressures on existing management to oversee a rapidly expanding company; and

- to the extent we acquire mining operations outside other than in South Africa, Australia or PNG, encountering difficulties relating to operating in countries in which we have not previously operated.

Our ability to make successful acquisitions and any difficulties or time delays in achieving successful integration of any of such acquisitions could have a material adverse effect on our business, operating results, financial condition and share price.

Certain factors may affect our ability to support the carrying value of our property, plant and equipment, goodwill and other assets on our balance sheet.

Harmony reviews and tests the carrying value of its assets when events or changes in circumstances suggest that this amount may not be recoverable.

At least on an annual basis for goodwill, and when there are indications that impairment of property, plant and equipment and other assets may have occurred, estimates of expected future cash flows for each group of assets are prepared in order to determine the recoverable amounts of each group of assets. These estimates are prepared at the lowest level at which identifiable cash flows are considered as being independent of the cash flows of other mining assets and liabilities. Expected future cash flows are inherently uncertain, and could materially change over time. Such cash flows are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditures.

As at June 30, 2016, Harmony had substantial amounts of property, plant and equipment, goodwill and other assets on its consolidated balance sheets. Impairment charges relating to property, plant and equipment and other assets were recorded in fiscal 2016 and if any one or a combination of these uncertainties should occur, management may be required to recognize further impairment charges, which could affect Harmony's financial results and condition. See Item 5: *"Operating and Financial Review and Prospects—Critical Accounting Estimates—Impairment of Property, Plant and Equipment"* and *"—Carrying Value of Goodwill."*

Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution.

The business of gold mining involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:

- rock bursts;
- seismic events;
- underground fires;
- cave-ins or fall-of-ground;
- discharges of gases and toxic chemicals;
- release of radioactive hazards;
- flooding;
- mining of pillars (integrity of shaft support structures may be compromised and cause increased seismicity);
- processing plant fire and explosion;
- critical equipment failures;
- accidents and fatalities; and
- other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.

Hazards associated with opencast mining (also known as open-pit mining) include:
- flooding of the open-pit;
- collapse of open-pit walls or slope failures;
- processing plant fire and explosion;
- accidents associated with operating large open-pit and rock transportation equipment; and
- accidents associated with preparing and igniting of large-scale open-pit blasting operations.

Hazards associated with waste-rock mining include:
- accidents associated with operating a waste dump and rock transportation;
- production disruptions caused by weather;
- processing plant fire and explosion; and
- critical equipment failures.

We are at risk from any or all of these environmental and industrial hazards. The occurrence of any of these hazards could delay production, increase cash costs and result in financial liability to Harmony.

The nature of our mining operations presents safety risks.

The environmental and industrial risks identified above also present safety risks for Harmony's operations and its employees and could lead to the suspension and potential closure of operations for indeterminate periods. Safety risks, even in situations where no injuries occur, can have a material adverse effect on Harmony's operations and production. See Item 4: "*Information on the Company—Business Overview—Regulation—Health and Safety – South Africa*" and "*Integrated Annual Report for the 20-F 2016 – Harmony in Action – Safety and health*" on pages 36 to 47.

Illegal mining, or criminal mining, as well as theft of gold and copper bearing material at our operations could pose a threat to the safety of employees, result in damage to property and could expose the Company to liability.

Civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism could lead to disruptions at certain of Harmony's operations.

The activities of illegal and artisanal miners, which include theft and shrinkage, could cause damage to Harmony's properties, including pollution, underground fires, or personal injury or death, for which Harmony could potentially be held responsible. Illegal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomic.

Rising gold and copper prices may result in an increase in gold and copper thefts. The occurrence of any of these events could have a material adverse effect on Harmony's financial condition on results of its operations.

Harmony's insurance coverage may prove inadequate to satisfy future claims against it.

Harmony has third-party liability coverage for most potential liabilities, including environmental liabilities. Harmony may be subject to liability for pollution (excluding sudden and accidental pollution) or other hazards against which we have not insured or cannot insure, including those for past mining activities. Harmony also maintains property and liability insurance consistent with industry practice, but this insurance contains exclusions and limitations on coverage. In addition, there can be no assurance that insurance will be available at economically acceptable premiums. As a result, Harmony's insurance coverage may not cover the claims against it for environmental or industrial accidents or pollution, which could have a material adverse effect on Harmony's financial condition.

Harmony's operations may be negatively impacted by inflation.

Harmony's operations have been materially affected by inflation. Inflation in South Africa has fluctuated widely in recent years, reaching 11.6% at the end of fiscal 2008 before decreasing since then, remaining within or just outside the inflation range of 3% - 6% set by the South African Reserve Bank. At the end of fiscal 2014, 2015 and fiscal 2016, inflation was 6.6%, 4.7% and 6.3%, respectively. However, working costs, in particular wages have increased in recent years, resulting in significant cost pressures for the mining industry. As a result of Eskom's planned capital expansion program to deal with power constraints, an average annual tariff increase of 8% for the five-year multi-year price determination period has been approved by NERSA with effect from April 1, 2013. An average annual increase of 8% was effected in April 2014, 12.69% was affected in April 2015 and 9.4% was affected in April 2016. There is a risk that further tariff increases in 2017 and in the future will have a negative effect on the profitability of our operations.

The inflation rate in PNG ended fiscal 2014 at 6% and 2015 at 6.1%, while the annualized inflation stood at 6.4% at the end of fiscal 2016.

Harmony's profits and financial condition could be adversely affected when cost inflation is not offset by devaluation in operating currencies or an increase in the price of gold.

The socio-economic framework in the regions in which Harmony operates may have an adverse effect on its operations and profits.

Harmony has operations in South Africa and PNG. As a result, changes to or instability in the economic or political environment in either of these countries or in neighboring countries could affect an investment in Harmony. These risks could include terrorism, civil unrest, nationalization, political instability, change in regulatory frameworks, renegotiation or nullification of existing contracts, leases, permits or other agreements, restrictions on repatriation of earnings or capital and changes in laws and policy, as well as other unforeseeable risks.

In PNG, a mining legislative and tax regime review has been commissioned whereby various PNG government agencies are involved in the process. The legislation being reviewed includes the Mining Act 1992, Mining Safety Act 1997, Income Tax Act 1959 and Environment Act 2000, and applicable regulations. Mineral Policy and mining-specific sector policies including offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy are also being reviewed. The Chamber of Mines and Petroleum of PNG, as the representative industry body, has been collating information from industry participants regarding the review of current legislation and policy as part of the response to the governments mining legislation review.

It is difficult to predict the future political, social and economic environment in these countries, or any other country in which Harmony operates, and the impact government decisions may have on its business.

Actual and potential shortages of production inputs may affect Harmony's operations and profits.

Harmony's operational results may be affected by the availability and pricing of consumables such as fuel, chemical reagents, explosives, steel and other essential production inputs. Issues with regards to availability of consumables may result from shortages as well as long lead times to deliver, which could result in production delays and production shortfalls. These shortages and delayed deliveries may be experienced where industrial action affects Harmony's suppliers. These issues could also affect the pricing of the consumables, especially if shortages are experienced. The price of consumables may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption to the supply of any of these consumables would require Harmony to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these consumables would increase operating costs and affect production considerations.

Harmony's ability to service its debt will depend on its future financial performance.

Harmony's financial performance will be affected by its operating performance as well as by financial and other factors, and in particular the gold price, certain of which are beyond the control of the Company. Various financial and other factors may result in an increase in Harmony's indebtedness, which could adversely affect the Company in several respects, including:

- limiting its ability to access the capital markets;

- hindering its flexibility to plan for or react to changing market, industry or economic conditions;

- limiting the amount of cash flow available for future operations, acquisitions, dividends, or other uses;

- making it more vulnerable to economic or industry downturns, including interest rate increases;

- increasing the risk that it will need to sell assets, possibly on unfavorable terms, to meet payment obligations; or

- increasing the risk that it may not meet the financial covenants contained in its debt agreements or timely make all required debt payments.

We compete with mining and other companies for key human resources.

Harmony competes with mining and other companies globally to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating its business. The need to recruit, develop and retain skilled employees is particularly critical with historically disadvantaged South Africans ("**HDSAs**"), women in mining in South Africa, and recruiting and training local landowners in PNG. The global shortage of key mining specialists, including geologists, mining engineers, mechanical and electrical engineers, metallurgists and skilled artisans has been exacerbated by increased mining activity across the globe. There can be no assurance that Harmony will attract and retain skilled and experienced employees. Should Harmony lose any of its key personnel, its business may be harmed and its operational results and financial condition could be affected. See Item 4: "*Information on the Company—Business Overview—Regulation—Employees*" and "*Integrated Annual Report for the 20-F 2016 – Harmony in Action – Employees and communities*" on pages 48 to 58.

Since Harmony's labor force has substantial trade union participation, Harmony faces the risk of disruption from labor disputes and non-procedural industrial action.

Despite a history of constructive engagement with labor unions, there are periods when various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among our employees, we are at risk of production stoppages for indefinite periods due to strikes and other disputes, especially wildcat strikes. Inter-union rivalry may increase the risk of labor relations instability. In October 2015, Harmony concluded a three year wage agreement with unions representing the majority of the Company's employees. This agreement was extended to all employees irrespective of union affiliation. We are not able to predict whether we will experience significant labor disputes in future, or what the financial impact of any such disputes may be. See Item 4: "*Information on the Company—Business Overview—Regulation—Employees*", "*Integrated Annual Report for the 20-F 2016—Harmony in Action—Employees and communities*" on pages 48 to 58. South African employment law sets out minimum terms and conditions of employment for employees. Although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See "*Integrated Annual Report for the 20-F 2016 – Understanding Harmony – Material issues and stakeholder engagement*" on pages 31 to 35.

We are required to submit a report under South African employment law detailing the progress made towards achieving employment equity in the workplace. If this report is not submitted, we could incur substantial penalties.

Developments in South African employment law may increase our cash costs of production or alter our relationship with our employees and trade unions, which may have an adverse effect on our business, operating results and financial condition.

HIV/AIDS poses risks to us in terms of productivity due to sick absenteeism as a result of tuberculosis co-infection and costs.

The HIV/AIDS epidemic in South Africa and PNG poses risks to us in terms of potentially reduced productivity, and increased medical and other costs. If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce over the next several years, this may have an adverse impact on our operations, projects and financial condition. See *"Integrated Annual Report for the 20-F 2016 – Harmony in Action – Safety and health"* on pages 36 to 47.

The cost of occupational healthcare services and the potential liabilities related to occupational health diseases may increase in future.

Harmony's operations are subject to health and safety regulations which could impose significant cost burdens. In South Africa the present Mine Health and Safety Act 29 of 1996 imposes various duties on mines and grants the authorities broad powers to, among others, close unsafe mines and order corrective action on health and safety matters. Operations in PNG are subject to similar duties and powers, including under the following laws and regulations: PNG Mining Act 1992, PNG Mining Safety Act 1997, PNG Mining Safety Regulation 1935 (updated 2006) and PNG Environment Act 2000.

There is a risk that the cost of providing health services and implementing various programs could increase in future, depending on changes to underlying legislation and the profile of its employees. This increased cost, should it transpire, is currently indeterminate.

The Occupational Diseases in Mines and Works Act 78 of 1973 ("**ODIMWA**") governs the payment of compensation and medical costs for certain illnesses contracted by people employed in mines or at sites where activities ancillary to mining are conducted. The principles of compensation under ODIMWA were tested in the Mr. Thembekekile Mankayi v AngloGold Ashanti court case. The Constitutional Court held that the compensation Mr Mankayi received under the ODIMWA was inferior to the compensation one would receive under the Compensation for Occupational Injuries and Diseases Act 130 of 1993. As a result, the Constitutional Court decided that an employee, who was awarded compensation in terms of ODIMWA, is not precluded from claiming common law damages from an employer. On May 13, 2016, the South Gauteng High Court certified a class action by current and former mineworkers against gold mining companies in South Africa (including Harmony). The class action would consist of two classes: the silicosis class; and the tuberculosis "**TB**" class. The class also includes dependents whose parents died after contracting silicosis and/or TB while working at the mines. While issues, such as negligence and causation, need to be proved by the claimant on a case-by-case basis, such a ruling could expose Harmony to claims related to occupational hazards and diseases (including silicosis and TB, which may be in the form of an individual claim, a class action or a similar group claim). See *"Item 8: Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings"* and *"Integrated Annual Report for the 20-F 2016—Harmony in Action—Safety and health"* on pages 36 to 47 for further information. It is uncertain as to whether the Company will incur significant costs related to silicosis and/or TB claims in the future. Following the engagement of stakeholders with a view to facilitate statutory compensation regime changes and owing to the limited information available on any claims and potential claims, and the uncertainty of the outcome of these types of claims, no accurate estimation can be made for the possible obligation. Should Harmony be unsuccessful in defending any claims that may be lodged, it would have an adverse impact on the Company's financial condition. See note 33 *"Commitments and Contingencies"* to our consolidated financial statements set forth beginning on page F-1.

Laws governing mineral rights affect our business and could impose significant costs and burdens.

Our operations in South Africa and PNG are subject to legislation regulating mineral rights. Certain of the Company's properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of those stakeholders may therefore have an impact on Harmony's ability to develop or operate its mining interests.

In South Africa, we are governed by the South African Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002) ("**MPRDA**"). See Item 4: *"Information on the Company —Business Overview—Regulation—Mineral Rights - South Africa"* for a description of the principal objectives set out in the MPRDA.

The MPRDA was promulgated as effective legislation on May 1, 2004 and sought to transfer ownership of mineral resources to the South African people, with the South African government acting as custodian in order to, among other things, promote equitable access to the nation's mineral resources by South Africans, expand opportunities to historically disadvantaged persons who wish to participate in the South African mining industry and advance social and economic development. Owing to the change brought about by the MPRDA, provision for a transition from the old regime (in which the role of the South African government was regulatory in nature and in which the right to mine vested in the holder of the mineral rights) to the new regime (which provides for the South African government, acting through the Minister of Mineral Resources ("**Minister**"), to grant mining rights) has been made in the Transitional Provisions contained in Schedule II of the MPRDA (the "**Transitional Provisions**"). The Transitional Provisions provide for, among other things, the holders of then-existing "old order" mining rights to apply for the conversion of those old order rights into "new order" mining rights in accordance with the MPRDA within five years of May 1, 2004, or before the old order right expired, whichever was earlier. Old order mining rights were converted into new order mining rights in accordance with the MPRDA provided that the holder of the old order right fulfilled the requirements specified in the MPRDA, its Regulations and the Revised Mining Charter (as defined below). We currently continue to comply with the requirements of the MPRDA and the Broad-Based Socio-Economic Empowerment Charter for the South African mining industry published by the Minister in October 2002 ("**Original Mining Charter**"). Any failure to comply with the conditions of our mining rights, whether intentional or unintentional, could have a material adverse effect on our operations and financial condition.

On June 21, 2013, the Minister introduced the Mineral and Petroleum Resources Development Amendment Bill, 2013 (the "**MPRDA Bill**") into Parliament. The South African Department of Mineral Resources ("**DMR**") briefed the National Assembly's Portfolio Committee on Mineral Resources on July 30 and 31, 2013, however, the MPRDA Bill has not been assented to by the President and remains pending. There is a degree of uncertainty regarding the changes that will be brought about should the MPRDA Bill be made law; many changes are expected and we cannot yet determine the full impact that the MPRDA Bill may have on our business and there can be no assurance that such changes will not have a material adverse effect on our operations and financial condition.

The Original Mining Charter followed by a Revised Mining Charter (the "**Revised Mining Charter**") was published by the Minister on September 13, 2010. Among other things, the Original Mining Charter required each mining company to achieve a 15% HDSA ownership of mining assets within five years of the Mining Charter coming into effect and a 26% HDSA ownership of mining assets within 10 years of the Mining Charter coming into effect. The Revised Mining Charter contains guidelines envisaging, among other things, that mining companies should achieve a minimum of 40% HDSA representation at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level and 10% participation by women in the mining industry, in each case in five years.

In March 2015, the DMR made an interim report of consolidated results of the self-assessment by reporting companies of compliance with the Mining Charter, reporting relatively broad compliance with the non-ownership requirements of the Revised Mining Charter. However, the DMR did not report the results of compliance with the HDSA ownership guidelines of the Mining Charter and noted that there is no consensus on certain applicable principles. It is therefore unclear what the outcomes were. It is also unclear whether or not the information provided during the audit process will be considered or used by the DMR for any purpose in the future.

BEE participation is an absolute requirement for the conversion of a mining right. Mining companies are required to achieve an effective HDSA ownership of 26% of mining companies. Harmony believes that it has complied with the requirements of the Revised Mining Charter's to achieve a minimum of 26% effective HDSA ownership of mining assets by 2014. *See "Integrated Annual Report for the 20-F 2016 – Harmony In Action – Mining Charter compliance scorecard"* on pages 78 to 80.

The DMR and the mining industry disagree on the interpretation of the Revised Mining Charter's ownership requirement, specifically the applicability of the "*once empowered, always empowered principle*", and have separately approached the High Court of South Africa for a declaratory order in this regard. Should the DMR, based on the declaratory order, find that Harmony is not in compliance with the Revised Mining Charter in relation to the ownership requirement, the Company may challenge the decision in court. The outcome of such court action is uncertain.

Should Harmony breach its obligations in complying with the MPRDA, the Revised Mining Charter or any future amendments to the Revised Mining Charter, its existing mining rights in South Africa could be suspended or cancelled by the Minister in accordance with the provisions of the MPRDA. It may also influence the Company's ability to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on the results of operations as well as the Company's financial condition.

On April 15, 2016, the Minister published the Broad Based Black Economic Empowerment Charter for the South African Mining and Minerals Industry ("**draft Mining Charter**"). The Company is engaging with the DMR and key industry stakeholders on the content of a revised version of the draft Mining Charter. The MPRDA also obliges the holder of a mining right to pay royalties payable to the South African government in accordance with the Mineral and Petroleum Resources Royalty Act (Act 28 of 2008) (the "**MPRRA**"). The MPRRA provides for the payment of a royalty according to a formula based on gross sales and EBIT, as defined under the MPRRA, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold mining companies. For fiscal 2016, the average royalty rate for our South African operations was 0.8% of gross sales.

In PNG, we are governed by the Mining Act of 1992 (PNG). Mineral rights in PNG are controlled by the government of PNG which initially awards exploration licenses but retains a right under the conditions of exploration license, at any time prior to the commencement of mining, to acquire a participating interest of up to 30% in any mineral discovery at historical exploration cost. The government then administers mining tenements under the relevant mining legislation, and mining companies must pay royalties to the government based on production. The types of tenements issued include: exploration license; mining lease; special mining lease; alluvial mining lease; lease for mining purpose; and mining easement.

The PNG government has commissioned a review of the mining regime, including the PNG government's right to acquire an interest in a mine development, the percentage extent of such right and the consideration payable for it. The Chamber of Mines and Petroleum of PNG, as the representative industry body, has been collating information from industry participants as part of the industry's response to the review proposals.

Harmony's PNG mining operation is subject to a 2% royalty payment to the government of PNG. If we want to expand any of our initiatives in PNG into additional areas under exploration, these operations would need to convert the existing exploration licenses prior to the start of mining and that process could require landowner title approval. There can be no assurance that any approval would be received.

Laws governing health and safety affect our business and could impose significant costs and burdens.

In South Africa, the Mine Health and Safety Act 29 of 1996 ("**MHSA**") requires that employers take and implement various measures to ensure the safety and health of persons working at a mine. This obligation is extended to any contractor employees that may be working at a mine. These obligations include the identification and assessment of risk, implementation of codes of practice and standards setting out safe work procedures, proper and appropriate training, supervision, medical surveillance and the provision of safe equipment and personal protective equipment. Further, Harmony must ensure compliance with various licenses, permissions or consents that have been issued to it in terms of the various pieces of applicable legislation.

An employer may be subjected to significant penalties and/or administrative fines for non-compliance under the MHSA and other health and safety legislation. Depending on the particular circumstances, litigation (criminal and/or civil) may be instituted against the employer in respect of an accident or incident which has resulted in the death of an employee (or contractor employee)

Any further changes to the health and safety laws which increase the burden of compliance on the employer and impose higher penalties for non-compliance may result in incurring further significant costs for us.

The safety of employees and contractors at Harmony's PNG mining operation is regulated by the Papua New Guinea Mining (Safety) Act 1977 and Regulation. In terms of section 6(1)(e)(i) of the act the inspector has the power to order the cessation of any part of the operations for an unlimited time as are necessary to carry the act into effect. Such order for cessation can often result in lower or a total stoppage of production resulting in significant financial losses during the cessation.

We are subject to extensive environmental regulations.

As a gold mining company, Harmony is subject to extensive environmental regulation. We expect the trend of rising production costs due to compliance with South African and PNG environmental laws and regulations to continue.

In South Africa, the MPRDA, certain other environmental legislation and the administrative policies of the South African government regulate the impact of the Company's prospecting and mining operations on the environment. On the suspension, cancellation, termination or lapsing of a prospecting or mining right, Harmony will remain liable for compliance with the provisions of various relevant regulations, including any rehabilitation obligations until a closure certificate is issued by the DMR. This liability will continue until the appropriate authorities have 1) certified that the Company has complied with such provisions or 2) authorized the transfer of liability to a competent party.

Estimates of ultimate closure and rehabilitation costs are significant and are based principally on current legal and regulatory requirements that may change materially. Environmental provisions are accrued when they become known, probable and can be reasonably estimated based on industry good practice. In future, Harmony may incur significant costs for compliance with increasingly stringent requirements being imposed under new legislation. Harmony may also face increased environmental costs should other mines in the vicinity fail to meet their obligations on the pumping or treatment of water.

The South African government has reviewed requirements imposed on mining companies to ensure environmental restitution. For example, following the introduction of an environmental rights clause in South Africa's constitution, a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than previous laws in South Africa. Examples of such legislation include the MPRDA, the National Nuclear Regulator Act 1999, the National Water Act 1998 and the National Environmental Management Act 1998 ("**NEMA**"), which include stringent 'polluter pays' provisions. The adoption of these or additional or more comprehensive and stringent requirements, particularly for the management of hazardous waste, pollution of ground and groundwater systems and duty to rehabilitate closed mines, may result in additional costs and liabilities. The new financial provision regulations under NEMA which were published on November 20, 2015 are also likely to affect the amount of financial provision which is set aside for rehabilitation of the mine. These regulations place an emphasis on post closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts. On September 9, 2016 proposed amendments to the financial provision regulations were published. One of the proposed amendments seeks to delay the transitional phase for implementation of these new laws until February 20, 2018.

Harmony's PNG operations are also subject to various laws and regulations relating to protection of the environment, which are similar in scope to those of South Africa. The Environment Act 2000 governs the environmental permitting and regulatory aspects of mining projects. An environmental impact statement is required when projects are likely to have a significant adverse impact on the environment. This statement must be lodged with the Conservation and Environment Protection Authority (previously the Department of Environmental Conservation) where, for large projects, it may be forwarded to the Environment Council for review. Public consultation is an integral part of this review.

See "*Integrated Annual Report for the 20-F 2016—Harmony in Action—Environmental performance*" on pages 59 to 77 for further discussion on the applicable legislation and our policies on environmental matters.

Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.

As a result of public concern about the perceived ill effects of economic globalization, businesses in general and large international companies such as Harmony, in particular, face increasing public scrutiny of their activities.

Like other mining companies, Harmony is under pressure to demonstrate that while it seeks a satisfactory return on investment for shareholders, other stakeholders including employees, communities surrounding the operations and the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations.

Existing and proposed mining operations are often located at or near existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to mitigate and/or manage their impact on such communities and the environment. Specifically at our PNG operations, landowner rights require the payment of agreed levels of compensation for any adverse impact the mining operation may have, and the distribution by the government of PNG to landowner groups of an agreed share of royalties payable to the State by the operation. In addition, all new mining leases are subject to agreed national content plans addressing various aspects of employment and other community support. The cost of these measures could increase capital expenditure and operating costs and therefore impact Harmony's operational results and financial condition.

Compliance with emerging climate change regulations could result in significant costs for Harmony, and climate change may present physical risks to our operations.

GHGs are emitted directly by Harmony's operations and indirectly as a result of consuming electricity generated by external utilities. Emissions from electricity consumption are indirectly attributable to Harmony's operations. There are currently a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol, the Copenhagen Accord and the Paris Agreement ("**PA**"), in various phases of discussion or implementation.

As of October 5, 2016, enough contracting parties to the PA have ratified the PA for it to take legal effect. South Africa ratified the PA on April 22, 2016. PNG ratified the PA on September 21, 2016.

In line with this aim, the country's key carbon-emitting sectors, including energy and transport, had until end 2015 to finalize 'carbon budgets' and appropriate strategies to support these targets. Adopting a carbon budget model reflects government's acceptance of the relative energy and carbon intensity of the economy and the need to create the setting required for industries to make the transition to a more carbon-constrained environment.

In November 2015, a draft Carbon Tax Bill was published for public consultation – the draft bill anticipates that the carbon tax will be implemented on January 1, 2017. At this time it is not possible to determine the ultimate impact of the proposed carbon tax on the Company. Nevertheless, Harmony has set its internal carbon price (for the South African operations) to match that of the proposed carbon tax. Harmony is at risk due to potential pass through costs from its suppliers in the short term from increased fuel prices. As the draft bill stands, carbon tax on liquid fuels will be imposed at the source. It is estimated that the increased fuel price would be R0.13/liter. This will have an impact on Harmony's operational expenses.

The Minister of Environmental Affairs noted that government would actively consult with industry on developing carbon budgets to identify an "optimal combination" of mitigation actions to strike a balance between South Africa's socio-economic imperatives, especially creating and preserving jobs, as well as the need to manage climate change impacts and contribute to global efforts to stabilize GHG concentrations.

From a medium and long-term perspective, we are likely to see an increase in costs relating to our energy-intensive assets and assets that emit significant amounts of GHG as a result of regulatory initiatives in South Africa. These regulatory initiatives will be either voluntary or mandatory and may impact our operations directly or by affecting our suppliers or customers. These costs may include, among others, emission measurement and reduction, audit processes and human resource costs. Non-compliance with statutory initiatives may result in monetary liabilities. Insurance premiums may increase and our position relative to industry competitors may change. Assessments of the potential impact of future climate change regulation are still uncertain, given the wide scope of potential regulatory change in South Africa. PNG's national office of climate change and environmental sustainability is studying the potential for future economic growth to be driven by renewable energy. PNG has adopted a climate change policy but implementation actions to date are very limited. The implications of the climate change policy on Harmony's operations in PNG have not yet been established but are not expected to have significant impacts.

The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to approximately 16% of Harmony's cash costs in South Africa. While cost management is clearly a strategic issue for Harmony, of even greater importance is that energy supply be constant and reliable, given the implications of loss of energy on both production and health and safety. GHG emissions regulations, which would increase the price of energy, will affect Harmony significantly, as will regulation that stipulates emission thresholds, or sets technology standards that may result in insecure energy supply. Already certain compliance costs from power suppliers are being passed on to the Group in the form of price increases. For instance, in South Africa since 2009, Harmony has paid a levy of R0.02 - R0.035 per kilowatt hour for electricity generated by fossil fuels. In the 2015 budget speech the Minister of Finance proposed an increase in the electricity levy by an additional R0.02 per kilowatt hour. The implementation of the proposed increase in the electricity levy is still to be determined. These levies may increase over time and additional levies may be introduced in future in South Africa or PNG, which could result in a significant increase in our costs.

See *"Integrated Annual Report for the 20-F 2016 —Harmony in Action—Environmental performance"* on pages 68 to 70 for disclosure regarding our GHG emissions.

Our operations in South Africa are subject to water use licenses, which could impose significant costs.

Under South African law, Harmony's local operations are subject to water use licenses that govern each operation's water use. These licenses require, among other issues, that mining operations achieve and maintain certain water quality limits for all water discharges, where these apply. The majority of our South African operations are lawful users with existing water permits in terms of the Water Act of 1954. Nevertheless, the South African operations have applied to the relevant regional directors for water use licenses in terms of the National Water Act, 1998. Submissions were made as early as 2003 and Harmony has been working closely with the regional directors in the review process. A few operations have been issued with draft licenses for review and iteration. Kusasalethu has received its water use license, subject to certain onerous conditions, which we have applied to be amended and are hopeful will be amended in our favor. For the remaining licenses we anticipate that the conditions of the licenses may require Harmony to consider and implement alternate water management measures that may have a significant cost implication for our business. We intend working collaboratively with the regional departments to get to an amicable outcome that is in the best interest of the licensee and the national water resource, as any failure on Harmony's part to achieve or maintain compliance with the requirements of these licenses for any of its operations may result in Harmony being subject to penalties, fees and expenses or business interruption due to revoked water licenses. Any of these could have a material effect on our business, operating results and financial condition.

There is a possibility of the South African National Treasury and Department of Water and Sanitation instituting an environmental levy for the management of acid mine drainage ("**AMD**") in future. AMD is a common occurrence on the gold mines of the Witwatersrand Basin. AMD is caused by the exposure of sulfide-rich ore to oxygen and water during the processes of mining, crushing, mineral recovery, and storage of the various waste streams. Any such environmental levy could have a material effect on our business, operating results and financial condition.

See *"Integrated Annual Report for the 20-F 2016 —Harmony in Action—Environmental performance"* on pages 71 to 73 and pages 73 to 74 for disclosure regarding our water usage and management.

We may have exposure to rehabilitate potential groundwater pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate.

Due to the interconnected nature of mining operations, any proposed solution for potential flooding and decant risk posed by deep groundwater needs to be a combined one supported by all mines located in the goldfields and government in the event of legacy issues. As a result, the DMR and affected mining companies are involved in developing a regional mine closure strategy. In view of limited current information, no reliable estimate can be made for any possible obligations or liabilities for the Company, which could be material and have an adverse impact on Harmony's financial condition. The new financial provision regulations under NEMA published on November 20, 2015 are also likely to affect the amount of financial provision which is set aside for rehabilitation of the mine. These regulations (draft amendments to which are currently out for public comment) place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts. No provision for any potential liability has been made in the financial statements.

See *"Integrated Annual Report for the 20-F 2016 —Harmony in Action—Environmental performance"* on pages 61 to 63.

The use of contractors at certain of the Company's operations may expose Harmony to delays or suspensions in mining activities and increases in mining costs.

Harmony uses contractors at certain of its operations to mine and deliver ore to processing plants as well as for other purposes. At mines employing mining contractors, contracting costs represent a significant proportion of the total operating costs of these operations and the Company does not own all of the mining equipment.

Harmony's operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the Company's results of operations and financial condition.

In addition, Harmony's reduced control over those aspects of operations which are the responsibility of contractors, their failure to comply with applicable legal, human rights and regulatory requirements, or their inability to manage their workforce or provide high quality services or a high level of productivity could adversely affect Harmony's reputation, results of operations and financial condition, and may result in the Company incurring liability to third parties due to the actions of contractors.

Our jointly-controlled assets may not comply with our standards.

Harmony does not have full management control over some of its assets which are controlled and managed by joint venture partnerships. The control environment of these assets may not align with our management and operating standards, controls and procedures. Failure to adopt equivalent standards, controls and procedures could lead to higher costs and reduced production, which could adversely affect our results and reputation.

Breaches in our information technology security processes and violations of data protection laws may adversely impact the conduct of our business activities.

Harmony maintains global information technology ("**IT**") and communication networks and applications to support our business activities. Our extensive IT infrastructure and network may experience service outages that may adversely impact the conduct of our business activities. IT security processes protecting Harmony's IT infrastructure and network may not prevent future malicious action or fraud by individuals, groups or organizations resulting in the corruption of operating systems, theft of commercially sensitive data, including commercial price outlooks, mergers and acquisitions and divestment transactions, misappropriation of funds and disruptions to our business operations.

Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.

We are incorporated in South Africa. Each of our directors and executive officers (and our independent registered public accounting firm) resides outside the United States. Substantially all of the assets of these persons and substantially all our assets are located outside the United States. As a result, it may not be possible for investors to enforce a judgment against these persons or ourselves obtained in a court of the United States predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

- the court that pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

- the judgment is final and conclusive;

- the judgment has not lapsed;

- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

- the judgment does not involve the enforcement of a penal or revenue law; and

- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act 99 of 1978, as amended, of the Republic of South Africa.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Laws, regulations and standards relating to accounting, corporate governance and public disclosure, "conflict minerals" and "responsible" gold, new SEC regulations and other listing regulations applicable to us are subject to change and can create uncertainty for companies like us. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty on compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In terms of Section 404 of the Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**"), we are required to furnish a report by our management on our internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. The requirement to evaluate and report on our internal controls also applies to companies that we may acquire and therefore, this assessment may be complicated by any future acquisitions. While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market's perception of our business and our stock price. See Item 15: *"Controls and Procedures"* for management's assessment as of June 30, 2016. In addition to management's assessment of internal controls over financial reporting, we are required to have our independent registered public accounting firm publicly disclose their conclusions regarding the effectiveness of Harmony's internal controls over financial reporting.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses.

Failure to comply with laws, regulations, standards, contractual obligations whether following a breach or breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licenses or permits, negative effects on our reported financial results, and adversely affect our reputation.

Harmony operates in multiple jurisdictions, including those with less developed political and regulatory environments, and within numerous and complex frameworks. Our governance and compliance processes may not prevent potential breaches of law, accounting principles or other governance practices.

Harmony's Code of Conduct and Behavioral Code, among other policies, standards and guidance, and training thereon may not prevent instances of unethical or unlawful behavior, including bribery or corruption, nor guarantee compliance with legal and regulatory requirements, and breaches may not be detected by management.

Sanctions for failure by the Company or others acting on its behalf to comply with these laws, regulations, standards and contractual obligations could include fines, penalties, imprisonment of officers, litigation, and loss of operating licenses or permits, suspensions of operations, negative effects on Harmony's reported financial results and may damage the Company's reputation. Such sanctions could have a material adverse impact on the Company's financial condition and results of operations.

Investors may face liquidity risk in trading our ordinary shares on the JSE Limited.

The primary listing of our ordinary shares is on the JSE Limited. Historically, the trading volumes and liquidity of shares listed on the JSE have been low relative to other major markets. The ability of a holder to sell a substantial number of our ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See Item 9: *"The Offer and Listing—Listing Details—The Securities Exchange in South Africa."*

Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of our ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is a perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of our ordinary shares or ADSs may decide to sell them at any time. The market price of our ordinary shares or ADSs could also fall as a result of any future offerings it makes of ordinary shares, ADSs or securities exchangeable or exercisable for its ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. We may make such offerings of additional ADS rights, letters of allocation or similar securities from time to time in the future.

Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares) carried out by or on behalf of Harmony.

Securities laws of certain jurisdictions may restrict Harmony's ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by or on behalf of Harmony. In particular, holders of Harmony securities who are located in the United States (including those who hold ordinary shares or ADSs) may not be able to participate in securities offerings by or on behalf of Harmony unless a registration statement under the Securities Act is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available thereunder. Securities laws of certain other jurisdictions may also restrict Harmony's ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Harmony. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisors as to whether they require any governmental or other consents or approvals or need to observe any other formalities to enable them to participate in any offering of Harmony securities.

The liquidity and price of our ADRs, and our ability to raise capital, may be negatively impacted if our ADSs are delisted from the NYSE and by the measures that we take to address non-compliance with the NYSE continued listing standards.

Our ADRs are currently listed for trading on the NYSE. There are a number of continuing requirements that must be met in order for our ADRs to remain listed on the NYSE and the failure to meet these listing standards could result in the delisting of our ADRs from the NYSE. On September 8, 2015, we received notice that we are not in compliance with the continued listing standard requiring a listed security to maintain a minimum average closing price of $1.00 per ADR over a consecutive 30-trading-day period. Under the NYSE's rules, we had a period of six months from the date of the NYSE notice to bring the 30-trading-day average closing price of our ADRs above $1.00. The trading price of Harmony's ADRs complied with the continued listing standard within the six months' notice period and therefore no further action was required. In the event we are not able to meet the requirements necessary for continued listing on the NYSE, our ADRs could be subject to delisting from the NYSE. See Item 9: *"The Offer and Listing—A. Offer and Listing Details"*.

If our ADSs cease to be listed for trading on the NYSE for any reason, the liquidity of our ADSs may be materially reduced and result in a corresponding material reduction in the price of our ADSs. Furthermore, any such delisting could harm our ability to raise capital on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, suppliers, business partners, licensees, customers and employees. Such consequences may materially and adversely affect our business, financial condition and results of operations.

As we have a significant number of outstanding share options, our ordinary shares are subject to dilution.

We have several employee share option schemes in operation. The remaining active employee share option scheme came into effect in 2006, while awards under an employee share ownership plan ("**ESOP**") governed by a trust called the Tlhakanelo Employee Share Trust ("**Tlhakanelo Trust**") for employees other than management were made in August 2012 and in March of each subsequent year. Our shareholders have authorized up to 60,011,669 of the issued share capital to be used for these plans. As a result, shareholders' equity interests in us are subject to dilution to the extent of the potential future exercises of the options through share schemes.

We may not pay dividends or make similar payments to our shareholders in the future.

Harmony's dividend policy is to pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available, our capital expenditures and other cash requirements existing at the time. Under South African law, we are only entitled to pay a dividend or similar payment to shareholders if we meet the solvency and liquidity tests set out in the Companies Act 71 of 2008 (as amended) including its Regulations (the "**Companies Act**") and our current Memorandum of Incorporation. Cash dividends or other similar payments may not be paid in the future.

On April 1, 2012, a dividends tax ("**Dividends Tax**") was introduced at a rate of 15% on dividends declared by South African companies to beneficial shareholders borne by the shareholder receiving the dividend. This replaced Secondary Tax on Companies. Although the substitution of Secondary Tax on Companies with Dividends Tax may reduce the tax payable on our South African operations, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by shareholders.

In addition, Harmony's foreign shareholders face investment risk from currency exchange rate fluctuations affecting the market value of any dividends or distributions paid by the Company.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The information set forth under the headings:

- "—About this report" on pages 3 to 4;

- "—Who we are" on pages 5 to 7;

- "—How we create value" on pages 8 to 9;

- "—Our strategy" on page 25;

- "—Understanding Harmony—Our business context" on pages 26 to 28;

- "—Harmony in Action—Operational performance" on pages 81 to 109;

- "—Harmony in Action—Projects and exploration" on pages 110 to 123;

- "—Directorate and administration" on page 152.

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference. Also see note 19 *"Investments in Associates"* and note 20 *"Investments in Joint Operations"* of our consolidated financial statements, set forth beginning on page F-1.

In the 2016 fiscal year, we did not receive any public takeover offers by third parties or make any public takeover offers in respect of other companies' shares.

Recent Developments

Developments since June 30, 2016

Since the end of fiscal 2016, the following significant events have occurred:

On July 7, 2016, Harmony repaid the remaining R300 million (US$20 million) outstanding on the R1.3 billion Nedbank ZAR facility.

During July 2016, Harmony entered into short term gold forward sale contracts for a total of 432 000 ounces over a period of 24 months. These contracts manage variability of cash flows for approximately 20% of the Group's total production and were concluded at an average gold price of R682,000/kg. We plan on applying cash flow hedge accounting to these contracts. The financial effect will be determined as the contracts mature as the realized gain or loss is dependent on the R/kg gold price on the date of maturity.

On August 15, 2016, the Harmony board declared a dividend of 50 SA cents (4 US cents) for the year ended June 30, 2016. US$14.9 million was paid on September 19, 2016.

On August 25, 2016, an application for a special mining lease for the Wafi-Golpu project was submitted to the Mineral Resources Authority in Papua New Guinea. Submission of this application follows reviews of the feasibility study for the Wafi-Golpu project by the boards of directors of both Harmony and Newcrest Mining Limited (Newcrest), Harmony's joint venture partner in the project. Further project development will be subject to the granting of the special mining lease, the obtaining of all necessary permits, approvals and agreements and, ultimately, approval by the boards of both Harmony and Newcrest.

On September 19, 2016, Harmony announced that it would acquire Newcrest's 50% of Hidden Valley for a cash consideration of US$1, subject to certain regulatory approvals. Harmony will assume all liabilities and expenses related to the Hidden Valley joint venture and mine, including all closure, rehabilitation and remediation obligations, with effect from August 31, 2016. Newcrest will pay an amount of US$22.5 million as its once-off contribution towards Hidden Valley's future closure liability. Harmony and Newcrest will remain joint venture partners in the Wafi-Golpu project. The transaction became unconditional on October 25, 2016. Management will begin the process for the purchase price allocation in accordance with IFRS 3, *Business Combinations*. An updated life-of-mine plan will be completed for Hidden Valley. On completion of the transaction, 100% of the operation's assets, liabilities, income and expenses will be recognized in the financial statements.

B. BUSINESS OVERVIEW

The information set forth under the headings:

- *"—Who we are"* on pages 5 to 7;

- *"—Understanding Harmony"* on pages 25 to 35;

- *"—Harmony in Action—Safety and health"* on pages 36 to 47;

- *""—Harmony in Action—Employees and communities"* on pages 48 to 58;

- *"—Harmony in Action—Environmental performance"* on pages 59 to 77;

- *"—Harmony in Action—Operational performance"* on pages 81 to 109;

- *"—Harmony in Action—Projects and exploration"* on pages 110 to 123;

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference.

Capital Expenditures

Capital expenditures for all operations and capitalized exploration incurred for fiscal 2016 amounted to US$164 million, compared with US$226 million in fiscal 2015 and US$244 million in fiscal 2014. During fiscal 2016, capital expenditure at PNG accounted for 13% of the total, with Kusasalethu accounting for 15%, Phakisa, Tshepong and Target 1 each accounting for 13% of the total. During fiscal 2015, capital expenditure at PNG accounted for 9% of the total, with Kusasalethu accounting for 19%, Phakisa accounting for 16% and Tshepong accounting for 13% of the total. During fiscal 2014, capital expenditure at PNG accounted for 5% of the total, with Kusasalethu accounting for 20% and Phakisa and Target 1 each accounting for 14% and 11% respectively of the total.

The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. During fiscal 2016, the capital expenditure was funded from the Company's cash generated by operation. See Item 5: *"Operating and Financial Review and Prospects—Liquidity and Capital Resources"*.

We have budgeted approximately US$200 million for capital expenditures in fiscal 2017. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed. Details regarding the capital expenditure for each operation is included in the table below.

	Capital expenditure budgeted for fiscal 2017 (US$'million)
South Africa	
Kusasalethu	26
Doornkop................	16
Phakisa	25
Tshepong	31
Masimong..............	7
Target 1	23
Bambanani..............	7
Joel	17
Unisel	6
Other – surface	16
International	
Hidden Valley	6
Total operational capital expenditure	**180**
Golpu......................	18
Other international..	2
Total capital expenditure	**200**

Reserves

As at June 30, 2016, we have declared attributable gold equivalent proved and probable reserves of 36.9 million ounces: 16.8 million ounces gold in South Africa and 20.2 million gold and gold equivalent ounces in PNG. In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the commodity, then dividing the product by the price of gold. For example, the gold equivalent of a gold and copper deposit would be calculated as follows: ((gold ounces x gold price per ounce) + (copper pounds x copper price per pound)) / gold price per ounce. All calculations are done using metal prices as stipulated in the discussion below. Harmony assumes a 100% metallurgical recovery in its calculations unless otherwise stated. The year-on-year negative variance in mineral reserves is due to the following reasons:

- normal depletion of 1.2 million ounces;

- a net decrease of 4.5 million ounces in reserves due to changes at operations (mainly at Kusasalethu where the revised life-of-mine focuses on the higher grade portion of the ore body).

We use the SAMREC Code, which sets out the internationally recognized procedures and standards for reporting of mineral resources and mineral reserves. We use the term "mineral reserves" herein, which has the same meaning as "ore reserves", as defined in the SAMREC Code. Our reporting of the PNG Mineral Reserves complies with the 2012 JORC code. This code is materially the same as the SAMREC Code. In reporting of reserves, we have complied with the SEC's Industry Guide 7.

For the reporting of Mineral Reserves the following parameters were applied:

- a gold price of US$1,150 per ounce;

- an exchange rate of R12.85 per US dollar,

the above parameters resulting in a gold price of R475,000/kg for the South African assets;

- the Hidden Valley Operation and Wafi-Golpu project in the Morobe Mining Joint Ventures used prices of US$1,150/oz gold ("**Au")**, US$15.00/oz silver ("**Ag**"), US$5.00/lb molybdenum ("**Mo**") and US$3.00/lb copper ("**Cu**") at an exchange rate of US$0.80 per A$.

- gold equivalent ounces are calculated assuming a US$1,150/oz Au, US$ 3.00/lb Cu and US$15.00/oz Ag with 100% recovery for all metals. These assumptions are based on those used in the 2016 feasibility study; and

- "gold equivalent" is computed as the value of the Company's gold, silver and copper from all mineral resources/reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated.

In order to define the proved and probable mineral reserve at our underground operations, we apply the concept of a cut-off grade. At our underground operations in South Africa, this is done by defining the optimal cut-off grade as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using our Optimizer computer program which requires the following as input:

- the database of measured and indicated resource blocks (per operation);

- an assumed gold price which, for this mineral reserve statement, was taken as R475,000 per kilogram (gold price of US$1,150 per ounce and an exchange rate of R12.85 per US dollar);

- planned production rates;

- the mine recovery factor which is equivalent to the mine call factor ("**MCF**") multiplied by the plant recovery factor; and

- planned cash costs (cost per tonne).

Rand per tonne cash costs of the mines are historically based, but take into account distinct changes in the cost environment, such as the future production profile, restructuring, right-sizing, and cost reduction initiatives.

For the block cave reserve at Golpu (PNG), we used our consultants' proprietary tool called "Block Cave mine optimizing software computer program" to define the optimal mine plan and sequencing.

The open pit reserve at Hidden Valley (PNG) is defined by a pit design based on the optimal output from Whittle open pit optimization software.

See the table below in this section for the cut-off grades and cost per tonne for each operation.

The mineral reserves represent that portion of the measured and indicated resources above cut-off in the life-of-mine plan and have been estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. A range of disciplines which includes geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management and environmental management have been involved at each mine in the life-of-mine planning process and the conversion of resources into reserves. The oreflow-related modifying factors used to convert the mineral resources to mineral reserves through the life-of-mine planning process are stated for each individual operation. For these factors, historical information is used, except if there is a valid reason to do otherwise. Owing to depth and rock engineering requirements at our underground mines, some mines design stope support pillars into their mining layouts which accounts for approximately 7% to 10% discounting. Further discounting relates to the life-of-mine extraction to provide for geological losses.

Our standard for narrow reef sampling with respect to both proved and probable reserve calculations for underground mining operations in South Africa is generally applied on a 6 meter by 6 meter grid. Average sample spacing on development ends is at 2 meter intervals in development areas. For the massive mining at the Target 1 operation, our standard for sampling with respect to both proved and probable reserves are fan drilling with "B" sized diamond drill holes (43mm core) sited at 50 meter spaced sections along twin access drives. The Kalgold opencast operations are sampled on diamond drill and reverse circulation drill spacing of no more than 25 meters on average. Surface mining at South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailing dams (slimes and sand) for which random sampling is used.

The PNG resources are hosted in large porphyry or related mesothermal geological systems. Data is gained through diamond drilling using PQ down to NQ sized core. The core is cut in half, one half sampled at a maximum of 2 meter intervals and the other half stored in designated core storage facilities. Drill spacing at our Hidden Valley operations is typically on less than 20 meter centers for measured category, 20 to 40 meter centers for the Indicated category and greater than 40 meters for Inferred category material. Due to the nature of the Golpu porphyry mineralization, drill spacing is increased to 100 to 200 meters for indicated and greater for inferred. Assaying for gold is by fire assay and various methods are used for copper and other elements. All assays informing the resource calculation are analyzed at a National Association of Testing Authorities ("**NATA**") accredited commercial laboratory. Extensive Quality Assurance/Quality Control work is undertaken and data is stored in an electronic database.

Our mining operations' reported total proved and probable reserves as of June 30, 2016 are set out below:

	Mineral Reserves statement (Imperial) as at June 30, 2016								
Operations Gold	**PROVED RESERVES**			**PROBABLE RESERVES**			**TOTAL RESERVES**		
	Tons (millions)	Grade (oz/ton)	Gold oz[1] (000)	Tons (millions)	Grade (oz/ton)	Gold oz[1] (000)	Tons (millions)	Grade (oz/ton)	Gold oz[1] (000)
South Africa Underground									
Bambanani	1.4	0.323	449	—	—	—	1.4	0.323	449
Joel	2.8	0.153	435	3.3	0.134	440	6.1	0.143	875
Masimong	1.6	0.118	193	0.3	0.112	30	1.9	0.117	223
Phakisa	6.2	0.191	1,185	2.1	0.209	437	8.3	0.196	1,622
Target 1	3.0	0.134	401	4.3	0.139	591	7.3	0.137	992
Tshepong	18.9	0.160	3,022	3.9	0.128	500	22.8	0.155	3,522
Unisel	1.4	0.122	168	1.4	0.127	180	2.8	0.124	348
Doornkop	1.9	0.147	278	2.8	0.152	431	4.7	0.150	709
Kusasalethu	4.2	0.209	878	0.2	0.155	36	4.4	0.206	914
Total South Africa Underground	41.4	0.169	7,009	18.3	0.145	2,645	59.7	0.162	9,654

	Mineral Reserves statement (Imperial) as at June 30, 2016								
Operations Gold	**PROVED RESERVES**			**PROBABLE RESERVES**			**TOTAL RESERVES**		
	Tons (millions)	Grade (oz/ton)	Gold oz[1] (000)	Tons (millions)	Grade (oz/ton)	Gold oz[1] (000)	Tons (millions)	Grade (oz/ton)	Gold oz[1] (000)
South Africa Surface									
Kalgold	5.8	0.028	165	13.6	0.033	443	19.4	0.031	608
Free State Surface—									
Phoenix	88.0	0.008	712	—	—	—	88.0	0.008	712
St Helena	193.9	0.008	1,507	—	—	—	193.9	0.008	1,507
Central Plant	—	—	—	73.2	0.008	551	73.2	0.008	551
Other	—	—	—	551.8	0.007	3,726	551.8	0.007	3,726
Total South Africa Surface	287.7	0.008	2,384	638.6	0.007	4,720	926.3	0.008	7,104
Total South Africa	329.1		9,393	656.9		7,365	986.0		16,758
Papua New Guinea[2]									
Hidden Valley	1.4	0.032	45	12.6	0.047	599	14.0	0.046	644
Hamata	0.1	0.031	2	1.1	0.065	71	1.2	0.063	73
Golpu	—	—	—	209.0	0.026	5,522	209.0	0.026	5,522
Total Papua New Guinea	1.5	0.032	47	222.7	0.028	6,192	224.2	0.028	6,239
Total	330.6		9,440	879.6		13,557	1,210.2		22,997

[1] Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.

[2] Represents Harmony's attributable interest of 50%.

Note: 1 ton = 907 kg = 2,000 lbs.

In addition to the gold reserves, we also report our gold equivalents for reserves for silver and copper from our PNG operations. Gold equivalent ounces are calculated assuming a US$1,150/oz for gold, US$3.00/lb copper and US$15.00/oz for silver with 100% recovery for all metals.

Gold Equivalents [2]

Silver	Proved reserves		Probable reserves		Total reserves	
	Tons (millions)	Gold Equivalents (oz)[1] (000)	Tons (millions)	Gold Equivalents (oz)[1] (000)	Tons (millions)	Gold Equivalents (oz)[1] (000)
Hidden Valley	1.4	12	12.6	166	14.0	178

Copper	Proved reserves		Probable reserves		Total reserves	
	Tons (millions)	Gold Equivalents (oz)[1] (000)	Tons (millions)	Gold Equivalents (oz)[1] (000)	Tons (millions)	Gold Equivalents (oz)[1] (000)
Golpu	—	—	209.0	13,471	209.0	13,471
Total Gold Equivalents	1.4	12	221.6	13,907	223.0	13,919
Total Harmony including gold equivalents	330.6	9,452	879.6	27,464	1,210.2	36,916

In addition to the gold reserves, we also report our attributable reserves for silver and copper from our PNG operations. Metal prices are assumed at US$15.00/oz for silver, US$3.00/lb for copper, and molybdenum at US$5.00/lb.

Papua New Guinea: Other [2]

Silver	Proved Reserves			Probable Reserves			Total Reserves		
	Tons (millions)	Grade (oz/ton)	Silver oz[1] (000)	Tons (millions)	Grade (oz/ton)	Silver oz[1] (000)	Tons (millions)	Grade (oz/ton)	Silver oz[1] (000)
Hidden Valley...............	1.4	0.628	882	12.6	1.012	12,789	14.0	0.973	13,671
Copper	Tons (millions)	Grade (%)	Cu lb[1] (millions)	Tons (millions)	Grade (%)	Cu lb[1] (millions)	Tons (millions)	Grade (%)	Cu lb[1] (millions)
Golpu............................	—	—	—	209.0	1,144	5,269	209.0	1.144	5,269

[1] Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.

[2] Represents Harmony's attributable interest of 50%.

Note: 1 ton = 907 kg = 2,000 lbs

Our methodology for determining our reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above in this section. Cost per tonne and cut-off grade per operation are as follows.

Operations gold	Underground Operations		Surface and Massive Mining	
	Cut-off grade (cmg/t)	Cut-off cost (R/Tonne)	Cut-off grade (g/t)	Cut-off cost (R/Tonne)
South Africa Underground				
Bambanani	1,799	3,479	—	—
Joel	800	1,674	—	—
Masimong	906	1,670	—	—
Phakisa	790	2,104	—	—
Target 1	—	—	3.80	1,924
Tshepong	650	1,922	—	—
Unisel	868	1,708	—	—
Doornkop	680	1,781	—	—
Kusasalethu	795	2,164	—	—
South Africa Surface				
Kalgold	—	—	0.54	242
Free State Surface	—	—	0.17	47
	Cut-off grade (%Cu)	Cut-off cost (A$/Tonne)	Cut-off grade (g/t)	Cut-off cost (A$/Tonne)
Papua New Guinea				
Hidden Valley	—	—	0.91	32.5
Hamata	—	—	0.91	32.5
Golpu	0.2	22.0	—	—

Operations silver and copper	Underground Operations		Surface and Massive Mining	
	Cut-off grade (%Cu)	Cut-off cost (A$/Tonne)	Cut-off grade (g/t)	Cut-off cost (A$/Tonne)
SILVER				
Papua New Guinea				
Hidden Valley	—	—	0.91	32.5
COPPER				
Papua New Guinea				
Golpu	0.2	22.0	—	—

Notes on Cut-off:
1) Surface and massive mining are stated in g/t (g/t is grams of metal per tonne of ore).
2) All SA underground operations are stated in cmg/t (cmg/t is the Reef Channel width multiplied by the g/t which indicates the gold content within the Reef Channel).

Notes on Cut-off cost:
Cut-off cost refers to the cost in R/Tonne or A$/Tonne to mine and process a tonne of ore.

Notes on Copper:
Cut-off is stated in % Cu.

Notes on Golpu:
Cut-off is based on 0.2% copper; molybdenum and gold mined as by-product.

Worldwide Operations

The following is a map of our worldwide operations:



HARMONY
PAPUA NEW GUINEA
OPERATIONS




MMJV	Latitude	Longitude
❶ Wafi	146°27'09.57"	6°51'49.68"
Golpu	146°27'59.43"	6°51'35.23"
❷ Hidden Valley	146°40'0.09"	7°27'55.00"

Harmony exploration projects

❸ Kili Teki	142° 42' 08"E	5° 23' 12"S
❹ Poru	144° 17' 00"E	6° 22' 00"S

LEGEND

} New Guinea Mobile Belt
Papua Ultramafic Belt
Aure Trough





Projection: UTM Zone 54, Southern Hemisphere (WGS 84)

Geology

The major portion of our South African gold production is derived from mines located in the Witwatersrand Basin in South Africa. The Witwatersrand Basin is an elongated structure that extends approximately 300 kilometers in a northeast-southwest direction and approximately 100 kilometers in a northwest-southeast direction. It is an Archean sedimentary basin containing a six kilometer thick stratigraphic sequence consisting mainly of quartzites and shales with minor volcanic units. The majority of production is derived from auriferous placer reefs situated at different stratigraphic positions and at varying depths below the surface in three of the seven defined goldfields of the Witwatersrand Basin.

Our Hidden Valley project comprises low sulphidation carbonate-base metal-gold epithermal deposits within the Morobe Goldfield, in the Morobe Province of PNG. In the Hidden Valley project area, a batholith of Morobe Granodiorite (locally a coarse grained monzogranite) is flanked by fine metasediments of the Owen Stanley Metamorphics. Both are cut by dykes of Pliocene porphyry ranging from hornblende-biotite to feldspar-quartz porphyries. A number of commonly argillic altered and gold anomalous breccias are known, including both hydrothermal and over printing structural breccias. The Hidden Valley deposit is hosted in the Moribe Granodiorite, dominated by a series of post-Miocene faults, both north and north-west trending, control the gold mineralization.

Our Wafi project comprises the sedimentary/volcaniclastic rocks of the Owen Stanley Formation that surround the Wafi Diatreme and host the gold mineralization. Gold mineralization occurs associated with an extensive zone of high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. The Golpu Copper-Gold project is located about one kilometer northeast of the Wafi gold orebody. It is a porphyry (diorite) copper-gold deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo together with mineralization in the surrounding metasediment. The mineralized body can be described as a porphyry copper-gold "pipe". The Wafi gold mineralization and alteration partially overprints the upper levels of the Golpu porphyry copper-gold mineralization.

Operations Recently Placed on Care and Maintenance

Target 3

Target 3 (previously Loraine 3) and Freddies 7 & 9 shafts were acquired from Pamodzi Gold Free State (Proprietary) Limited (In Liquidation) ("**Pamodzi FS"**) in February 2010. Target 3 is situated near the town of Allanridge in the Free State Province, some 270 kilometers southwest of Johannesburg. Located on the northern limit of the Welkom Goldfields, the site is accessed via the R30 motorway situated between the towns of Bothaville and Welkom.

Geology: At Target 3 Shaft there remains a mix of remnant ore blocks including shaft pillar blocks where scattered mining can be exploited, and a number of areas of virgin ground where conventional mining can take place, with the potential to exploit zone 3 in the Freddies 9 Shaft area.

The gold mineralization exploited by Target 3 is contained within the Basal Reef, B Reef, A Reef (Kimberly Formation) and Elsburg Reef, a succession of Elsburg a pebble conglomerate reefs hosted by the Van Heeverrust (Eldorado Formation). Synclinal fold forms the major structural feature and is manifested as an asymmetric syncline whose axis trends N 15° W, with a general plunge of 10—12° north.

The Target 3 Shaft orebody has characteristics that suit massive mining techniques in the Eldorados which enable design to be centered on a mechanized operation.

Mining operations: During fiscal 2015 the operation was placed on care and maintenance. This decision was taken based on the financial performance of the operation and the future capital that was required to extend the life of the mine.

Production analysis:

	Fiscal Year Ended June 30,		
	2016[1]	2015[1]	2014
Target 3			
Production			
Tons ('000)	—	99	331
Recovered grade (ounces/ton)	—	0.156	0.137
Gold produced (ounces)..	—	15,529	45,429
Gold sold (ounces)...	—	16,140	45,301
Results of operations ($)	—		
Product sales ('000)	—	19,432	58,788
Cash cost ('000)..	—	(14,870)	(53,856)
Inventory movement ('000)..	—	(603)	60
Production profit ('000)...	—	3,959	4,992
Cash costs			
Per ounce of gold produced ($)......................................	—	958	1,185
All-in sustaining cost			
Per ounce of gold sold ($)..	—	1,114	1,514
Capex ('000) ($)..	—	1,785	12,385

[1] Placed on care and maintenance in October 2014, therefore no discussion has been included for fiscal 2016 and fiscal 2015.

Tonnages milled decreased from 355,000 tons in fiscal 2013 to 331,000 tons in fiscal 2014. This was due to environmental conditions (unable to develop sub-shaft areas) and erratic grades in secondary reefs and complex geology necessitating many unplanned crew moves. The erratic grades in secondary reefs in which more than 70% of mining on Target 3 and hanging wall / footwall conditions in Basal and B-Reefs resulted in the decrease in recovery grade from 0.147 ounces per ton in fiscal 2013 to 0.137 ounces per ton in fiscal 2014. In fiscal 2014 ounces produced decreased by 13% to 45,429 ounces, primarily as a result of a decrease in recovered grade and tons generated. The average tons milled in fiscal 2014 was 27,580 tons per month, compared with 29,583 tons per month in fiscal 2013.

Revenue decreased to US$58.8 million in fiscal 2014 as a result of the decrease in ounces produced. Cash costs per ounce increased from US$1,116/oz in fiscal 2013 to US$1,185/oz in fiscal 2014. This was mainly due to a decrease in production. Cash costs for Target 3 was US$53.9 million in fiscal 2014, compared with US$58.3 million in fiscal 2013. Cash costs in Rand terms increased by 10% this increase was primarily attributed to an increase in electricity costs of 8% as well as an increase in contractor cost to rehabilitate the second escape to comply with safety standards and procedures, but was however negated in dollar terms due to the weakening of the Rand in fiscal 2014.

Regulation

Mineral Rights - South Africa

The MPRDA

The MPRDA is the primary legislation used to regulate the mining industry since it came into effect on May 1, 2004. The Department of Mineral Resources (the "**DMR**") is the national department tasked with implementing the MPRDA and regulating the mining industry. The MPRDA extinguished private ownership of mineral rights. The South African government's role as custodian of South Africa's mineral and petroleum resources was entrenched in system where the right to prospect and mine is granted by government through the Minister of Mineral Resources (the "**Minister**").

The principal objectives of the MPRDA are:

- to recognize the internationally accepted right of the South African government to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;

- to give effect to the principle of South Africa's custodianship of its mineral and petroleum resources;

- to promote equitable access to South Africa's mineral and petroleum resources to all the people of South Africa;

- to substantially and meaningfully expand opportunities for HDSAs including women, to enter the mineral and petroleum industry and to benefit from the exploitation of South Africa's mineral and petroleum resources;

- to promote economic growth and mineral and petroleum resources development in South Africa;

- to promote employment and advance the social and economic welfare of all South Africans;

- to provide security of tenure in respect of prospecting, exploration, mining and production operations;

- to give effect to Section 24 of the South African Constitution by ensuring that South Africa's mineral and petroleum resources are developed in an orderly and ecologically sustainable manner while promoting justifiable social and economic development; and

- to ensure that holders of mining and production rights contribute towards socio-economic development of the areas in which they are operating.

Owing to the change brought about by the MPRDA, provision for a transition from the old regime (in which the role of the South African government was regulatory in nature and in which the right to mine vested in the holder of the mineral rights) to the new regime (which provides for the South African government, acting through the Minister, to grant mining rights) has been made in the Transitional Provisions contained in Schedule II of the MPRDA (the "**Transitional Provisions**"). The Transitional Provisions provide for, among other things, the holders of then-existing "old order" mining rights to apply for the conversion of those old order rights into "new order" mining rights in accordance with the MPRDA within five years of May 1, 2004, or before the old order right expired, whichever was earlier.

Old order mining rights were converted into new order mining rights in accordance with the MPRDA provided that the holder of the old order right fulfilled the requirements specified in the MPRDA, its Regulations and the Revised Mining Charter. Upon conversion, or failure to convert within the specified time periods, the old order rights cease to exist. In the event that the old order right was converted, the new order mining right could have been converted for a period up to 30 years which period may be renewed for further periods, each of which may not exceed 30 years at a time. A mining right for which an application for renewal has been lodged shall, despite its stated expiry date, remain in force until such time as such application has been granted or refused.

In accordance with the MPRDA, the holder of a mining right must comply with the terms of the right, the provisions of the MPRDA, the environmental authorization (issued under the National Environmental Management Act, 107 of 1998 ("NEMA"), the mining work programme and the social and labor plan (the "**SLP**") approved as part of the right. The SLP relates to the obligations placed on the mining right holder to, among other things, train employees of the mine in accordance with prescribed training methodologies, achieve employment equity and human resource development in the mining company, improve housing and living conditions of employees and set up local economic development projects. Compliance with the provisions of the MPRDA, environmental authorization, mining work programme and SLP is monitored by submission of monthly, bi-annual and annual returns and reports by the holder of the right to the DMR in accordance with the provisions of the MPRDA and the right.

We have been working on our program of licensing since 2004, which involved the compilation of a mineral assets register and the identification of all of our economic, mineral and mining rights. We actively carry out mining and exploration activities in all of our material mineral rights areas. Accordingly, the change in regime to that contained in the MPRDA has not had a significant impact on our mining and exploration activities as we applied for and were granted conversion of all of our old-order mining rights into new order mining rights in terms of the MPRDA. Our strategy has been to secure all strategic mining rights on a region-by-region basis, which we have achieved as we have secured all "old mining rights" and validated existing mining authorizations. We now have to continue complying with the required monthly, annual and bi-annual reporting obligation to the DMR.

On May 31, 2013, a notice was published in the Government Gazette recording the Minister's intention to introduce the Mineral and Petroleum Resources Development Amendment Bill, 2013 (the **"MPRDA Bill"**) into Parliament. The Bill was introduced into Parliament on June 21, 2013. The DMR briefed the National Assembly's Portfolio Committee on Mineral Resources on July 30 and 31, 2013, however, the MPRDA Bill has not been assented to by the President and remains pending. There is a degree of uncertainty regarding the changes that will be brought about should the MPRDA Bill be made law and the MPRDA Bill raises some concerns as it relates to Harmony's business:

- *Concentration of rights*

  The MPRDA Bill seeks to amend the MPRDA to provide that the Minister must refuse to provide a mining right or an exploration right if this will result in a concentration of rights under the control of the applicant.

- *Ownership of tailings created before May 1, 2004*

  The MPRDA provides that historic tailings are not regulated in terms of the MPRDA; however, the MPRDA Bill purports to amend the MPRDA so as to render historic tailings subject to regulation under the MPRDA, resulting in the South African government gaining custodianship of historic tailings.

- *Mineral beneficiation*

  A key change is that the MPRDA Bill now makes it mandatory for the Minister to "initiate or promote the beneficiation of minerals and petroleum resources in the Republic of South Africa". The MPRDA Bill affords the Minister broad discretion over beneficiation, without providing any criteria under which such discretion should be exercised.

- *Issue of a closure certificate*

  The MPRDA Bill envisages that a rights holder will remain liable for environmental and associated damage caused by prospecting and mining operations, even after (and notwithstanding) the issue of a closure certificate by the Minister. This means that a rights holder will no longer be indemnified from liability after the issue of a closure certificate.

Harmony is, through the Chamber of Mines of South Africa, working closely with government to ensure that the MPRDA Bill is drafted to support continued investment in mining in South Africa.

The Mining Charter

The South African government has identified the South African mining industry as an industry in which significant BEE (increased participation by black South Africans) is required. One of the express objects of the MPRDA is to substantially and meaningfully encourage Historically Disadvantaged South Africans ("**HDSAs**"), including women, to enter the mineral and petroleum industries and to benefit from the exploitation of the nation's mineral and petroleum resources. Section 100 of the MPRDA provides that the Minister must, within six months from the date on which the MPRDA takes effect, develop a broad-based social empowerment charter. This sets the framework, targets and timetable for affecting the entry of HDSAs into the mining industry, and allow such South Africans to benefit from the exploitation of mining and mineral resources.

Mining right holders were initially required to comply with the Broad-Based Socio-Economic Empowerment Charter (the "**Original Mining Charter**") for effecting entry of HDSAs into the mining industry. Among other things, the Original Mining Charter required (i) each mining company to achieve a 15% HDSA ownership of mining assets within five years of the Mining Charter coming into effect and a 26% HDSA ownership of mining assets within 10 years of the Mining Charter coming into effect, (ii) the mining industry as a whole to agree to assist HDSA companies in securing finance to fund participation in an amount of R100 billion over the first five years and (iii) mining companies to spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation at executive management (board) level, senior management (executive committee) level core and critical skills, middle management level and junior management level and 10% participation by women in the mining industry, in each case within five years.

On September 13, 2010, the Minister published the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Mineral Industry (the "**Revised Mining Charter**") and an updated Scorecard in respect thereof. The Revised Mining Charter's addresses ownership, procurement and enterprise development, beneficiation, employment equity, human resources development, mine community development, housing and living conditions, sustainable development and growth of the mining industry and reporting (monitoring and evaluation).

BEE participation is an absolute requirement for the conversion of a mining right. Mining companies are required to achieve an effective HDSA ownership of 26% of mining companies. The Revised Mining Charter does provide for a maximum 11% HDSA equity offset where a mining company undertakes beneficiation activities in relation to the mineral it extracts and mining companies are required to (i) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (ii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (iii) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level, (iv) invest up to 5% of annual payroll in essential skills development activities and (v) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers' hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014.

In addition, mining companies are required to monitor and evaluate their compliance with the Revised Mining Charter and must submit annual compliance reports to the DMR. The Scorecard attached to the Revised Mining Charter makes provision for a phased-in approach for compliance with the above targets over the five year period ended in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company's existing mining rights.

December 2014 marked the end of the five-year period of implementation of the Revised Mining Charter and, as such, all targets must have been achieved by the end of calendar 2014. In March 2015, the DMR made an interim report of consolidated results of the self-assessment by reporting companies of compliance with the Mining Charter, reporting relatively broad compliance with the non-ownership requirements of the Revised Mining Charter. However, the DMR did not report the results of compliance with the HDSA ownership guidelines of the Mining Charter and noted that there is no consensus on certain applicable principles.

Harmony believes that it had complied with the requirements of the Revised Mining Charter. Harmony will continue to comply with the Revised Mining Charter until a new Charter is applicable. *See "Integrated Annual Report for the 20-F 2016—Harmony in Action—Mining Charter compliance scorecard" on pages 78 to 80.*

In March 2015, the Minister released the assessment of the mining industry's compliance with the Mining Charter. Following the release, on April 15, 2016 the Minister published the Broad Based Black Economic Empowerment Charter for the South African Mining and Minerals Industry ("**draft Mining Charter**"). The draft Mining Charter is still in draft form and may be subject to change, however, we note that:

- the targets set in the Revised Charter have all been heightened and more stringent compliance requirements have been proposed;

- as was the case with its predecessors, the draft Mining Charter contains six elements with which mining companies are expected to comply. In addition, an updated weighted scorecard has been included, however, that the Ownership, Housing and Living Conditions and Human Resource Development elements are now "**Ring Fenced Elements**", which means that mining companies must ensure strict compliance with these elements at all times. The Employment Equity, Procurement and Supplier Development and Mine Community Development elements are each weighted;

- existing right holders are given a maximum of three years from the effective date of the draft Mining Charter, to comply with the revised targets set out therein;

- the draft Mining Charter seeks to align itself with the Revised Codes of Good Practice on Black Economic Empowerment, 2013 published under the Broad-Based Black Economic Empowerment Act (Act 53 of 2003 ("**BBBEE Act**"). this is, however, done in an opaque fashion, as it relates only to the scorecard and ignores the important discrepancies in the manner that ownership by HDSAs is measured; and

- rights holders who have not complied with the Ring Fenced Elements and who fall below a 50% compliance level on the weighted scorecard are said to be in breach of the MPRDA.

Harmony notes the difference of opinion in how some BEE transactions are recognized and the applicability of the "*once empowered, always empowered principle*". To this end, the DMR and the mining industry have agreed to jointly seek a 'declaratory order' from a South African court to determine whether the "*once empowered, always empowered principle*" is applicable to the BBE component of the Mining Charter. This is a proactive and necessary step to promote regulatory certainty for the mining industry and will be fundamental to the implementation of the draft Mining Charter.

The Royalty Act

The Mineral and Petroleum Royalty Act 28 of 2008 and the Mineral and Petroleum Royalty Administration Act 29 of 2008 were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable by the holders of mining rights to the government according to formula based on earnings before interest and tax. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For 2016, the average royalty rate for our South African operations was 0.8% of gross sales.

The Davis Tax Committee also released a report on the determination of royalties for mining comments. This report proposed no changes to the royalty regime even though a number of amendments have recently been introduced dealing with the payment of mining royalties. Effectively the intention is to treat the payment similar to the determination of provisional tax on the basis that payments must effectively be made on a six-monthly basis. It is possible that there may be more than two payments if an estimate provided by a taxpayer is adjusted. Penalties may also be levied as a result of underestimation and not on the underestimation as such.

The BBBEE Act and the BBBEE Amendment Act

The BBBEE Act, which came into effect on April 21, 2004, established a national policy on broad-based black economic empowerment with the objective to (i) remedy historical racial imbalances in the South Africa economy and (ii) achieve economic transformation, by increasing the number of black people who participate in the mainstream South African economy. The BBBEE Act provides for various measures to promote BEE, including empowering the Minister of Trade and Industry to issue the BBBEE Codes, with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. The BBBEE Codes were first published in 2007, and were revised in 2013 (although the revisions only came into effect in 2015). The BBBEE Codes sought to provide a standard framework, in the form of a "generic scorecard", for the measurement of BBBEE across all sectors and industries operating within the South African economy and sought to regularize such sectors and industries by providing clear and comprehensive criteria for the measurement of BBBEE.

On October 24, 2014, the BBBEE Amendment Act, No. 46 of 2013 (the "**BBBEE Amendment Act**") came into effect. The BBBEE Amendment Act inserted a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect, on October 24, 2015. On October 27, 2015, the Minister for Trade and Industry published a government gazette notice declaring an exemption in favor of the DMR from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. The BBBEE Codes apply in the absence of sector specific codes which have been agreed to by interested and affected parties active within a specific sector. By way of background, various sectors within the South African economy may negotiate and agree Codes of Good Practice which would govern transformation in that specific sector. In addition, certain codes fall outside of the regulatory framework established by the BBBEE Act and Codes promulgated by the Minister of Trade and Industry thereunder. One such sector is the mining industry, where the Mining Charter governs the implementation of BBBEE, among other things, within the mining industry. For purposes of the BBBEE Act, the Mining Charter is not a Sector Code. It is not clear at this stage how the Mining Charter and Code relate to each other. The government may designate the Mining Charter as a Sector Code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision discussed above. This uncertainty may be resolved through either government clarification or judicial attention. The exemption by Minister for Trade and Industry can be read as confirmation that the Department of Trade and Industry regards the BBBEE Codes as "applicable" to the Mining Industry after the exemption is lifted on October 27, 2016. On February 17, 2016, the Minister of Trade and Industry published a gazette notice which repealed and confirmed the validity of a number of Sector Codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the Mining Charter is not contemplated as a Sector Code. This supports the interpretation BBBEE Act did not intend to trump the Mining Charter. While it remains to be seen how this will be interpreted, it appears that the BBBEE Act and the BEE Codes will not overrule the Mining Charter in the future and, in any event, our view is that the DMR is likely to continue implementing the Mining Charter and it is unlikely that the DMR will begin applying the BBBEE Act and BBBEE Codes in administering the MPRDA.

Mineral Rights - Papua New Guinea

According to the Mining Act of 1992 (PNG) mineral rights in PNG belong to the PNG government and, subject to the Act, all land is available for exploration and mining. The PNG government issues and administers mining tenements under the relevant mining legislation and regulations, and mining companies must pay royalties to the PNG government based on production. The Mining Act is administered by the Mineral Rights Authority, within the Department of Mining.

Mining tenements include:

- exploration licenses, issued for a term not exceeding two years, renewable for further two year terms subject to compliance with expenditure and other conditions. Each license contains a condition conferring on the PNG government the right to make a single purchase up to 30% equitable interest in any mineral discovery under the license at a price pro rata to the accumulated exploration expenditure

- mining leases, issued for a term not exceeding 20 years, renewable on application subject to compliance with issue conditions

- special mining leases, issued for a term not exceeding 40 years, renewable on application subject to compliance with issue conditions

- mining easements; and

- leases for mining purposes.

These tenements generally confer exclusive rights on the holder to exercise their rights thereunder. The key difference in PNG is that citizens have the right to carry out non-mechanized mining of alluvial minerals on land owned by them, provided that an alluvial mining lease is obtained.

Almost all land in PNG is owned by a person or group of persons under customary ownership, and is not generally overlaid by landowner title. There is often considerable difficulty in identifying landowners of a particular area of land because land ownership may arise from both contract and inheritance, and because of the absence of a formal written registration system.

Prior to commencing exploration, compensation for loss or damage must be agreed with the landowners. Prior to commencing mining, a written agreement must be entered into with landowners dealing with compensation and other matters.

In PNG, a mining legislative and tax regime review has been commissioned whereby various PNG government agencies are involved in the process. The policies and legislation being reviewed are the Mining Act 1992, Mining Safety Act 1997, Mineral Policy and sector policies including offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy. The Chamber of Mines and Petroleum of PNG as the representative industry body has been collating information from industry participants regarding the review of current legislation and policy as part of the response to the government's mining legislation review. Harmony is represented on the chamber's sub-committee and is actively participating in discussions

In PNG, Harmony's wholly-owned subsidiary, Morobe Consolidated Goldfields Limited holds a 50% share in a mining lease for the Hidden Valley mine, together with its partner in the Hidden Valley Joint Venture, Newcrest PNG 1 Limited, which holds the other 50% share. Both parties have obligations under a memorandum of agreement with the PNG government, local government and the landowners.

Similarly, in the Wafi-Golpu Project, Harmony's wholly–owned subsidiary, Wafi Mining Limited holds a 50% share in various exploration licenses, together with its partner in the Wafi-Golpu Joint Venture, Newcrest PNG 2 Limited, which holds the other 50% share. Both companies have entered into compensation agreements with landowners on its exploration licenses.

There has been a significant rationalization of Harmony's (100%) tenement holding in PNG since fiscal 2014 and Harmony now manages two main project areas, which include the Tari and Poru projects in the Southern Highlands.

Health and Safety – South Africa

For many years, the safety of persons working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and then by the Minerals Act of 1991 which was replaced by the Mine Health and Safety Act 29 of 1996 (as amended by the Mine Health and Safety Amendment Act, No.74 of 2008, the "**MHSA**"). The objectives of the MHSA are:

- to protect the health and safety of persons at mines;

- to require employers and employees to identify hazards and eliminate, control and minimize the risks relating to health and safety at mines;

- to give effect to the public international law obligations of South Africa that concern health and safety at mines;

- to provide for employee participation in matters of health and safety through health and safety representatives and the health and safety committees at mines;

- to provide effective monitoring of health and safety measures at mines;

- to provide for enforcement of health and safety conditions at mines;

- to provide for investigations and inquiries to improve health and safety at mines;

- to promote a culture of health and safety in the mining industry;

- training in health and safety in the mining industry; and

- co-operation and consultation on health and safety matters between the South African, employers, employees and their representatives.

One of the most important objectives of the MHSA is to protect the health and safety of all persons at mines and not merely the health and safety of employees. An employer is obliged, in terms of the MHSA and the regulations binding in terms thereof, to protect, as far as reasonably practicable, the health and safety of non-employees (such as visitors to a mine) and employees (which includes employees of independent contractors) performing work at a mine. The word "*employer*" in section 102 of the MHSA is defined as the owner of the mine. In turn, an "*owner*" of a mine is defined to include: (i) the holder of the prospecting permit or mining authorization issued under the MPRDA; (ii) if a prospecting permit or mining authorization does not exist, the person for whom the activities in connection with the winning of a mineral are undertaken, but excluding an independent contractor; or (iii) the last person who worked the mine or that person's successor in title.

The aforesaid subsection was amended by section 30(f) of the Mine Health and Safety Amendment Act, No. 74 of 2008 by substituting the term "*Mineral and Petroleum Resources Development Act*" for the term "*Minerals Act*." Under the new system, mining authorizations do not exist. However, taking into account section 12 of the Interpretation Act, No. 33 of 1957, the word "*authorisation*" must be substituted by the words "*mining right or mining permit*." Accordingly, the holder of the "*mining right or mining permit*" is regarded the employer for the purposes of the MHSA and the regulations binding thereunder. The employer therefore remains responsible to ensure that applicable provisions of the MHSA and the regulations binding in terms thereof are complied with to ensure the health and safety of persons, as far as reasonably practicable and to prevent damage to property.

The MHSA prescribes general and specific duties for employers and others, determines penalties and a system of administrative fines, and provides for employee participation by requiring the appointment of health and safety representatives and the establishment of health and safety committees. It also entrenches the right of employees to refuse to work in dangerous conditions.

See "Integrated Annual Report for the 20-F 2016—Harmony in Action—Safety and health" on pages 36 to 47.

The Mine Health and Safety Inspectorate ("**MHSI**") within the DMR is responsible for the enforcement of the MHSA and the regulations binding in terms thereof and it also plays an important role in the promotion of health and safety at mines. The MHSI comprises of a Chief Inspector of Mines, Principal Inspectors of Mines for each region and various Inspectors of Mines for each region. Should employers or employees fail to comply with their obligations under the MHSA the MHSI may take a number of enforcement measures which include the following.

- the issuing of statutory instructions (for example notices in terms of section 54 or section 55 of the MHSA) if an Inspector of Mines has reason to believe that any occurrence, practice or condition at a mine endangers the health and safety of any person at a mine, alternatively if an Inspector of Mines has reason to believe that a provision of the MHSA has not been complied with. A notice in terms of section 54 of the MHSA may halt all mining operations undertaken at a mine or part thereof. If a mine receives notices in terms of section 54 of the MHSA regularly, the production stoppages and the additional costs incurred as a result thereof, will not only effect the production results of a mine but also the reputation and business of a mine. If, however, a notice in terms of section 54 of the MHSA has been issued unlawfully, the mine may appeal the said notice to the Chief Inspector of Mines. It must be noted that the aforesaid appeal does not suspend the operation of the notice issued in terms of section 54 of the MHSA. To suspend the operation of the notice in the above instance, a mine may lodge an urgent application to the Labour Court (being the court with jurisdiction) requesting the suspension of the operation of the notice issued in terms of section 54 of the MHSA pending the outcome of the appeal to the Chief Inspector of Mines;

- the Chief Inspector of Mines may suspend or cancel certificates of competency issued in terms of the MHSA if the holder of that certificate is guilty of gross negligence or misconduct or has not complied with the MHSA or the regulations binding thereunder;

- a Principal Inspector of Mines may recommend prosecution to the National Director of Public Prosecutions if satisfied that there is sufficient admissible evidence that an offence has been committed. Any person convicted of an offence in terms of the MHSA may be sentenced to a fine or imprisonment as may be prescribed;

- a Principal Inspector of Mines may, after considering the recommendation of an Inspector of Mines and the written representations of the employer, impose an administrative fine for the failure to comply with, amongst others, the provisions of the MHSA and the regulations binding thereunder. In terms of Schedule 8 to the MHSA, the maximum administrative fine which may be imposed on an employer is one million ZAR per transgression. The MHSA does not make provision for any internal appeal against an administrative fine which has been issued unlawfully. However, if a mine receives an administrative fine which has been issued unlawfully, the mine may lodge an application in the Labour Court (being the court with jurisdiction) to review the decision of the Chief Inspector of Mines to impose an administrative fine.

In addition to the aforesaid and in terms of section 92 of the MHSA, an owner which has been convicted of an offence in terms of section 86 of the MHSA may be sentenced to "the withdrawal or suspension of the permit" (see section 92(6)(a) of the MHSA). Over and above the aforesaid, investigation and/or inquiry proceedings in terms of the MHSA are instituted by the MHSI following the occurrence of any accident or incident at a mine, which results in the death of any person.

Health and Safety – Papua New Guinea

PNG has a significant mining industry, and a developing system of occupational health and safety. The PNG Mining (Safety) Act of 1977 is the principal legislation, which addresses a range of issues such as working hours, minimum safety and reporting requirements. Other legislation and regulations also apply. The PNG Mining (Safety) Act and Regulations are currently under review as part of the overall review of mining legislation in PNG.

See "Integrated Annual Report for the 20-F 2016—Harmony in Action—Safety and health" on pages 36 to 47.

Laws and Regulations pertaining to Environmental Protection – South Africa

The following is an overview of the South African environmental laws and regulations which are relevant to our operations in South Africa.

Four major pieces of legislation presently account for the majority of environmental management of mining operations in South Africa and are discussed in turn below. They are:

- NEMA;
- The National Water Act, 36 of 1998 ("**NWA**");
- The National Environmental Management: Air Quality Act, 39 of 2004 ; and
- The National Environmental Management: Waste Act, 59 of 2008 ("**Waste Act**").

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits, authorizations and other approvals for those operations. The rationale behind this is to ensure that companies with activities that are reasonably expected to have environmental impacts, can initially assess the extent of the environmental impacts from such activities, as well as to put reasonable and practicable mitigation measures in place to manage these impacts.

NEMA

NEMA is the overarching legislation giving effect to the environmental right protected in section 24 of the Constitution of the Republic of South Africa, 1996, and which provides the underlying framework and principles underpinning the coordinated and integrated management of environmental activities. In terms of NEMA, an environmental authorization is required in order to commence a listed activity. These activities are currently listed in GNR 983-985 of December 8, 2014 ("**NEMA Listed Activities**"). The commencement of a listed activity without an environmental authorization may be rectified via a section 24G application for authorization, however, such application will be subject to payment of an administrative penalty and may attract other liability.

Depending on the anticipated severity of the impact of undertaking a listed activity, the application process will require either a basic assessment report ("**BAR**") or a scoping and environmental impact assessment report ("**S&EIR**") to be prepared as part of the application for an environmental authorization. An activity requiring a mining right is considered to have a more severe environmental impact and requires an S&EIR prior to commencement. This listed activity was previously listed in the listing notices published prior to 2014; however, it was never brought into effect. As a result there was legal debate about the applicability of NEMA listed activities to mining and related activities and whether activities which were incidental to mining triggered other related activities under NEMA. Previously the approval of an Environmental Management Programme ("**EMPR**") served a relatively similar function under the Mineral and Petroleum Resources Development Act 28, 2002 (Act 28 of 2002) ("**MPRDA**"). Clarity has since been brought about by virtue of a number of amendments to NEMA and the MPRDA, as well as the listed activities under NEMA and it is clear that as of December 8, 2014, an environmental authorization is required for the commencement of any activity which requires a mining right or the commencement of any activity which requires a prospecting right. The issue of an environmental authorization is a condition prior to the grant of a prospecting or mining right. The DMR is the responsible authority for the issuing of an environmental authorization; however, the Department of Environmental Affairs remains the appeal authority in respect of any appeals to the issue of an environmental authorization. Applicants are also required to follow stringent requirements in the public participation process to enable consultation with all interested and affected parties.

As part of its application for an environmental authorization the applicant must demonstrate that it has complied with the prescribed financial provisioning requirements in terms of section 24P of NEMA. This means that the holder must set provisioning rehabilitation of the mining activities for concurrent rehabilitation, rehabilitation upon closure and the costs of managing latent and residual post closure impacts. Moreover every holder of a mining right must assess his or her environmental liability on an annual basis and must increase his or her financial provision to the satisfaction of the Minister for Mineral Resources. The holder must also submit an audit report to the Minister on the adequacy of the financial provision from an independent auditor. The new financial provisions, regulations 2015 stipulate new procedures for how financial provision is to be made, audited and reviewed. Existing mines are also required to comply with the financial provision requirement, and are required to substantively review and align their financial provision in accordance with these regulations during the relevant transitional period, the long-stop date of which currently expires on February 20, 2017. Proposed amendments to the financial provision regulations (published on 9 September 2016) seek to extent this transitional period until February 20, 2018. These regulations have brought about a number of changes and clarifications to the previous legal regime, and they are likely to substantially increase the required quantum of financial provision set aside by existing operations, as well as the financial vehicles historically used by mining companies to put up these provisions. This is due to the qualification that latent or residual environmental impacts which may become known in the future now include the pumping and treatment of polluted or extraneous water. The mining industry has raised serious concerns about the intent of, and ability of the DMR to implement the new regulations. The proposed changes which have been published also seek to address some of the concerns that have been raised by the mining industry.

Lastly, NEMA imposes a statutory obligation on every person who has caused or is likely to cause significant contamination to take reasonable measures in relation thereto. This duty applies retrospectively to contamination caused prior to 1998. A failure to comply with this duty, as well as the requirement for an environmental authorization can result in significant fines of up to ZAR10 million and/or 10 years imprisonment being imposed. Directives or compliance notices can also be issued under NEMA for the temporary or permanent shut down of facilities at a mining operation or the entire mining operation. Directors and certain employees can also be held criminally liable for environmental offences in their personal capacity under NEMA if they fail to take reasonable measures to protect the environment.

Waste management

In relation to mining waste specifically, the Waste Act has recently been amended so as to apply to residue stockpiles and deposits and to prescribe certain management measures in respect thereof. A waste management license is now required for the establishment or reclamation of a residue stockpile or residue deposit resulting from activities which require a prospecting right or mining permit. This requirement only applies to facilities established or reclaimed after July 24, 2015. It does not apply retrospectively to existing stockpiles and deposits as the relevant transitional provisions (albeit drafted ambiguously) appear to suggest that if they were authorized in an EMPR in terms of the MPRDA prior to July 24, 2015, they will be considered lawful or authorized for the purposes of the Waste Act. Other waste management facilities constructed and/or operated by our operations may also be subject to licensing requirements, including hazardous waste disposal sites and central salvage yards.

In addition to licensing, mines must also comply with the management measures prescribed for residue stockpiles and deposits in the Regulations for Residue Stockpiles and Residue Deposits from a Prospecting, Mining, Exploration or Production Operation in GNR 632 of July 24, 2015. These regulations do not retrospectively apply to existing stockpiles and deposits, so long as they are in an approved EMPR. These regulations have notable cost implications for new residue stockpiles and deposits established after this date as they impose certain liner/barrier requirements for them.

As of May 2014, the Waste Act also regulates contaminated land, whether or not the contamination occurred before the commencement of the Waste Act or at a different time from the actual activity that caused the contamination. Consequently, historic, as well as present or future arising, contaminated land which is identified as an investigation area by the environmental authorities or which is notified as being contaminated by the land owner must be assessed and reported on. The direction of taking monitoring and management measures, or of undertaking site remediation, may follow depending on the level of risk associated with the contamination.

Water use and pollution

South Africa's water resources are regulated by the NWA. The NWA has provisions governing the prevention and remediation of pollution, and provides for a liability regime similar to that of NEMA, as well as licensing requirements. Most mining operations require a water use license in order to conduct their operations, particularly for activities relating to water abstraction, storage, effluent discharge, diversions, and facilities which have the potential to pollute groundwater resources. Water use licenses are difficult to obtain and usually involve a lengthy and delayed application process. Mines are also required to comply with the regulations which were specifically published for the use of water for mining and related activities in GN 704 of June 4, 1999. These regulations provide for limitations on the location of mining infrastructure and requirements for separation of dirty and clean water systems and the design of certain water management infrastructure.

Labor Relations

South Africa

Employee relations in South Africa are guided by the Labour Relations Act as well as by company and mine-based recognition agreements. In South Africa, Harmony recognises four labour unions. As at financial year-end, these unions and their corresponding representation were as follows, namely the National Union of Mineworkers (at 60%); the Association of Mineworkers and Construction Union (at 24%); the United Association of South Africa (at 8%) and Solidarity (at 2%). About 94% of our South African workforce is unionised, with the balance not belonging to a union. See *"Integrated Annual Report for the 20-F 2016—Harmony in Action—Employees and communities"* on page 51.

Australia

Employee relations in Australia are regulated by a combination of federal and state statutes that stipulate minimum standards and provide for collective bargaining and action. All employment contracts are based on the Fair Work Act of 2009 and the National Employment Standards. Our Australian workforce is not unionized.

Papua New Guinea

Employee relations in PNG are regulated by the Employment Act of 1978 (PNG) and the Employment of Non-Citizens Act 1978 (PNG). Individual contracts are entered into, and the workforce is not unionized.

In PNG, wages are guided by independent market research that compares mining, oil and gas companies in the region. Industrial relations at Hidden Valley have been established through regular dialogue between management and employees via the Employee Relations Committee. Employees at PNG are not unionized, however, Hidden Valley Mine employment is guided by a MOA between the Landowner Association, the Company and the government. The MOA governance process requires that, when qualifications and experience are equivalent, employment preference is given to local and landowner candidates before individuals from other provinces or countries. Compliance with this agreement is a critical issue in maintaining Hidden Valley Mine's license to operate.

C. ORGANIZATIONAL STRUCTURE

The information set forth under the heading:

- *"—Who we are"* on page 5

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference. Also see note 2.1 "Consolidation" of our consolidated financial statements, set forth beginning on page F-1.

D. PROPERTY, PLANT AND EQUIPMENT`

The information set forth under the headings:

- *"—Harmony in Action—Environmental performance"* on pages 59 to 77;

- *"—Harmony in Action—Operational performance"* on pages 81 to 109;

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference. Also see note 13 "Property, Plant and Equipment" and note 29 "Cash Generated by Operations" of our consolidated financial statements, set forth beginning on page F-1.

Also see Item 4: *"Information on the Company—Business Overview——Reserves", "—Geology" and "—Capital Expenditures"* and Item 5: *"Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations"*.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with our consolidated financial statements, including the related notes, set forth beginning on page F-1.

A. OPERATING RESULT

Overview

We are currently the third largest producer of gold in South Africa and are an important producer in PNG. Our gold sales for fiscal 2016 were 1.08 million ounces of gold. As at June 30, 2016, our mining operations and projects reported total proved and probable reserves of approximately 36.9 million gold equivalent ounces and in fiscal 2016 we processed approximately 20.3 million tons of ore.

For segment purposes, management distinguishes between "Underground" and "Surface", with each shaft or group of shafts or open-pit mine managed by a team (headed by a single general manager) being considered to be an operating segment.

Our reportable segments are as follows:

- Bambanani, Doornkop, Joel, Kusasalethu, Masimong, Phakisa, Target 1, Target 3 (operations were suspended and placed on care and maintenance during the December 2014 quarter), Tshepong, Unisel and Hidden Valley;

- all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under *"Other — Underground"* and *"Other — Surface"*.

Recent Accounting Pronouncements

Harmony's accounting policies are described in the notes to the consolidated financial statements set forth beginning on page F-1. Recently adopted accounting policies, as well as recent accounting pronouncements with the potential for impact on the consolidated financial statements, are described in note 2 *"Accounting Policies"* to our consolidated financial statements set forth beginning on page F-1.

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported results of our operations. Actual results may differ from those estimates. We have identified the most critical accounting policies upon which our financial results depend. Some of our accounting policies require the application of significant judgment and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

Our significant accounting policies and critical accounting estimates and judgments are described in more detail in note 2 *"Accounting Policies"* and 3 *"Critical Accounting Estimates and Judgments"*, respectively, to our consolidated financial statements set forth beginning on page F-1. This discussion and analysis should be read in conjunction with such consolidated financial statements and the relevant notes. Management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties. Management believes the following critical accounting policies, together with the other significant accounting policies discussed in the notes to our consolidated financial statements, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.

Gold mineral reserves

Gold mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from the Group's properties. In order to calculate the gold mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the orebodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data. These reserves are determined in accordance with the SAMREC Code, JORC and SEC Industry Guide 7.

Because the economic assumptions used to estimate the gold mineral reserves change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proved and probable reserves may affect the Group's financial results and financial position in a number of ways, for example depreciation and amortization charged in the income statement may change as they are calculated on the units-of-production method.

The estimate of the total expected future lives of our mines could be materially different from the actual amount of gold mined in the future. See Item 3: *"Key Information—Risk Factors—Estimations of Harmony's gold reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production and the price of gold. As a result, quantities of gold produced may differ from current estimates"*

Depreciation of Mining Assets

Depreciation of mining assets is computed principally by the units of production method over the life-of-mine, based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

The preparation of consolidated financial statements in compliance with IFRS requires management to assess the useful life of each of its operations separately based on the characteristics of each deposit and select the reserve/resource base that best reflects the useful life of the operation. In most instances, management considers the use of proved and probable reserves for the calculation of depreciation and amortization expense to be the best estimate of the life of the respective mining operation. Therefore, for most of the Company's operations, we use proved and probable reserves only, excluding all inferred resources as well as any indicated and measured resources that have not yet been deemed economically recoverable.

In some instances, proved and probable reserves alone may not provide a realistic indication of the useful life of mine and related assets. In these instances, management may be confident that certain inferred resources will eventually be classified as measured and indicated resources, and if economically recoverable, they will be included in proved and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has not yet done the necessary development and geological drill work to improve the confidence to the required levels to designate them formally as reserves. In these cases, management, in addition to proved and probable reserves, may also include certain, but not all, of the inferred resources associated with these properties as the best estimate of the pattern in which the asset's future economic benefits are expected to be consumed by the entity.



Consideration of mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors (the modifying factors).

Management only includes the proved and probable reserves and the inferred resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management's view of the gold price, exchange rates as well as cost inflation into account. The board of directors and management approach economic decisions affecting these operations based on the life-of-mine plans that include such resources. In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the SAMREC Code or JORC. For further discussion on mineral reserves, see *"—Gold mineral reserves"* above.

During the periods presented, the Company added the inferred resources that were included in the life-of-mine plans at Doornkop and Masimong to the proved and probable reserves in order to calculate the depreciation expense. The depreciation calculation for all other operations was done using only the proved and probable reserves.

Both the Masimong and Doornkop operations were restructured during fiscal 2015 to address the low gold price and high input cost environment. At Masimong, orebody development, which would have concentrated on the inferred resource areas, has been scaled down significantly as a result and the expected life of mine reduced to three years in order to improve profitability by reducing costs and improving margins. The revised life-of-mine plan has resulted in the reduction of inferred resources included in the plan. During fiscal 2016, no additional inferred resources were identified at Masimong for inclusion in the life-of-mine plan.

In fiscal 2016, exploration at Doornkop proved successful with the inclusion of new mining areas in the updated life-of-mine plan for fiscal 2017. Further exploration, including a seismic study and development will be conducted in the next financial year to further enhance Doornkop's geological and orebody confidence.

At Doornkop, there has been a steady conversion of the inferred resources included in the life-of-mine plan into measured and indicated resources that are then classified as reserves if economically viable. In addition, there have been no instances during the periods presented where subsequent drilling or underground development indicated instances of inappropriate inclusion of inferred resources in the life-of-mine plan. As such, management is confident that the inclusion of the inferred resources included in the life-of-mine plan in calculating the depreciation charge is a better reflection of the pattern of consumption of the future economic benefits of these assets than would be achieved by excluding them.

Management's confidence in the economical recovery of these inferred resources is based on historical experience and available geological information. The surface drilling spread (surface boreholes) and underground advance drilling at Doornkop South Reef has indicated that the portion of the inferred resources included in the life-of-mine plan exist and can be economically mined with a high level of confidence in the orebodies. The surface boreholes have been used to determine the existence of the orebodies as well as the location of major geological structures and the mineralogy of the orebodies. However, since further drilling and underground development necessary to classify the inferred resources as measured and/or indicated resources and then as reserves, if economically recoverable, has not been done yet, they remain in the inferred resource category. Geological drilling can only be done as and when the underground infrastructure is advanced.

Additional confidence in existence and commercial viability is obtained from the fact that the orebodies surrounding these two operations have already been mined over many years in the past. We mine continuations of the same reefs that these mined-out operations exploited. At Doornkop South Reef, the geological setting of the orebody is such that there is an even distribution of the mineralized content, and reliance can be placed on the comparable results of the surrounding mines. As these results are already known, simulations and extrapolations of the expected formations can be done with a reasonable degree of accuracy. Although this information will not allow the classification of inferred resources to measured and indicated resources and then as a reserve if economically viable, it does provide management with valuable information and increases the level of confidence in existence and grade expectation.

Future capital expenditure necessary to access these inferred resources, such as costs to complete a decline or a level, has also been included in the cash flow projections for the life-of-mine plan and have been taken into account when determining the pattern of depreciation charge for these operations.

Due to the fact that the economic assumptions used to estimate the proved and probable reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the resources and proved and probable reserves may change from year to year. Changes in the proved and probable reserves and the inferred resource base used in the life-of-mine plan may affect the calculation of depreciation and amortization. The change is recognized prospectively.

The relevant statistics for the two operations have been included below.

		Applicable to the Fiscal Year Ended June 30,		
		2016	**2015**	**2014**
	Doornkop South Reef			
A	Years (life-of-mine plan)	15	18	17
B	Reserves (Tons million)	5.6	8.4	7.3
B	Resources (Tons million)	36.2	34.3	34.4
D	Total inferred resources (Tons million)	24.9	24.5	21.8
E	Inferred resources included in life-of-mine plan (Tons million)	4.2	9.6	14.3
F	Future development costs			
	• Rand million	173.3	269.0	226.0
	• US$ million	11.9	23.5	21.8
G	Depreciation expense for the fiscal year			
	• As reported (US$ million)	12.7	5.0	4.1
	• Excluding inferred resources (US$ million)	16.9	10.3	11.6

		Applicable to the Fiscal Year Ended June 30,		
		2016	**2015**	**2014**
Masimong				
A	Years (life-of-mine plan)	3	15	13
B	Reserves (Tons million)	2.1	7.3	9.1
B	Resources (Tons million)	15.1	75.5	109.6
D	Total inferred resources (Tons million)	5.7	58.2	82.3
E	Inferred resources included in life-of-mine plan (Tons million)	0.1	3.7	4.0
F	Future development costs			
	• Rand million	1.5	16.4	0.0
	• US$ million	0.1	1.4	0.0
G	Depreciation expense for the fiscal year			
	• As reported (US$ million)	17.7	4.5	3.9
	• Excluding inferred resources (US$ million)	18.6	6.1	6.9

Impairment of Property, Plant and Equipment

We review and evaluate our mining assets for impairment when events or changes in circumstances indicate the related carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent of the cash flows of other shafts and assets.

Future cash flows are estimated based on estimated quantities of recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2016, apart from production cost and capitalized expenditure assumptions unique to each operation, included a gold price, silver price and exchange rate assumptions as follows:

Fiscal year ended June 30, 2016

	Long term
US$ gold price per ounce	1,189
US$ silver price per ounce	17.80
Exchange rate (R/US$)	13.86
Exchange rate (PGK/US$)	3.10

The term "recoverable minerals" refers to the estimated amount of gold that will be obtained from proved and probable reserves and related exploration stage mineral interests, except for other mine-related exploration potential and Greenfields exploration potential discussed separately below, after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management's relative confidence in such materials. With the exception of other mine-related exploration potential and Greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and Greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties.

As discussed above under *"Gold mineral reserves"*, various factors could impact our ability to achieve our forecasted production schedules from proved and probable reserves. Additionally, gold prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proved and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically. Assets classified as other mine-related exploration potential and Greenfields exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modeling.

During fiscal 2016, we recorded a net reversal of impairment of property, plant and equipment of US$3 million, an impairment of US$285 million was recorded in fiscal 2015 and an impairment of assets of US$12 million was recorded in fiscal 2014. Material changes to any of these factors or assumptions discussed above could result in future impairment charges, particularly around future commodity price assumptions. A 10% decrease in commodity price assumptions at June 30, 2016 would have resulted in an additional impairment at Masimong of US$19 million and Hidden Valley of US$22 million. The decreases noted would have resulted in impairments at Doornkop of US$1 million (as opposed to the reversal of US$50.1 million), Free State Surface of US$10 million, Unisel of US$11 million and other Harmony assets of US$3.1 million. This analysis assumes that all other variables remain constant.

Carrying Value of Goodwill

We evaluate, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent of the cash flows of other shafts and assets. To accomplish this, we compare the recoverable amounts of our cash generating units to their carrying amounts. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. If the carrying value of a cash generating unit were to exceed its recoverable amount at the time of the evaluation, an impairment loss is recognized by first reducing goodwill, and then the other assets in the cash generating unit on a pro rata basis. Assumptions underlying fair value estimates are subject to risks and uncertainties. If these assumptions change in the future, we may need to record impairment charges on goodwill not previously recorded.

As at June 30, 2016 substantially all of our goodwill related to the Tshepong and Bambanani cash generating units. An impairment of US$123 million on goodwill relating to Phakisa was recorded in fiscal 2014. No impairment on goodwill was recorded during fiscal 2015 or fiscal 2016.

Provision for environmental rehabilitation

Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Estimated long term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Group's environmental management plans. Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created is capitalized to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is depreciated as discussed above. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against income as incurred.

Deferred Taxes

The taxable income from gold mining at our South African operations was subject to a formula to determine the taxation expense. The tax rate calculated using the formula was capped to a maximum mining statutory rate of 34% for fiscal 2016, fiscal 2015 and fiscal 2014. Taxable income is determined after the deduction of qualifying mining capital expenditure to the extent that it does not result in an assessed loss. Excess capital expenditure is carried forward as unredeemed capital expenditure and is eligible for deduction in future periods, taking the assessed loss criteria into account. Further to this, mines are ring-fenced and are treated separately for tax purposes, with deductions only being available to be claimed against the mining income of the relevant ring-fenced mine.

In terms of IAS 12 — *Income Taxes*, deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, and at our South African operations, such average tax rates are directly impacted by the profitability of the relevant ring-fenced mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at balance sheet date.

The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation. The life-of-mine plan is based on parameters such as the Group's long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information.

We do not recognize a deferred tax asset when it is more likely than not that the asset will not be utilized. Assessing recoverability of deferred tax assets requires management to make significant estimates related to expectation of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations, reversals of deferred tax liabilities and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, our ability to realize the net deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by deferred tax assets recorded at the balance date.

Revenue

Most of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we do not have control. See Item 3:*"Key Information—Risk Factors—The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations"*. As a general rule, we sell our gold produced at market prices to obtain the maximum benefit from increases in the prevailing gold price and do not enter into hedging arrangements such as forward sales or derivatives that establish a price in advance for the sale of our future gold production.

Subsequent to June 30, 2016, Harmony entered into short term gold forward sale contracts for a total of 432,000 ounces over a period of 24 months. These contracts manage variability of cash flows for approximately 20% of the Group's total production and were concluded at an average gold price of R682,000/kg. Harmony will apply cash flow hedge accounting to these contracts.

Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production in the nearterm.

Harmony's Realized Gold Price

In fiscal 2016, the gold price remained volatile and the average gold price in US dollars received by us was US$1,169 per ounce. The market price for gold (and, accordingly, the price received by us) is affected by numerous factors over which we have no control. See Item 3:*"Key Information—Risk Factors—The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations"*.

The following table sets out the average, the high and the low London Bullion Market price of gold and our average US dollar sales price during the past three fiscal years:

	Fiscal Year Ended June 30,		
	2016	**2015**	**2014**
	($/oz)		
Average	1,169	1,224	1,296
High	1,325	1,340	1,420
Low	1,049	1,142	1,195
Harmony's average sales price[1]	1,169	1,222	1,299

---

[1] Our average sales price differs from the average gold price due to the timing of our sales of gold within each year.

Costs

Our cash costs typically make up between 70% and 80% of our total costs (excluding impairments). The remainder of our total costs consists primarily of exploration costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Our cash costs consist primarily of production costs exclusive of depreciation and amortization. Production costs are incurred on labor, equipment, consumables and utilities. Labor costs are the largest component and typically comprise between 50% and 55% of our production costs.

Our all-in sustaining costs decreased from US$1,231 in fiscal 2015 to US$1,003 in fiscal 2016. The primary reason for the decrease in US dollar terms is the weakening of the Rand against the US dollar in fiscal 2016. This weakening of the Rand resulted in the Rand amounts being translated at a higher rate of R14.50 compared to R11.45 in fiscal 2015. The weakening of the Rand was offset by the impact of the decrease in ounces sold, increased labor and energy costs, as well as inflationary pressures on supply contracts.

Our cash costs have decreased from US$1,003 per ounce in fiscal 2015 to US$841in fiscal 2016, mainly due to the depreciation of the Rand against the US dollar, which was partially offset by the impact of increased labor and energy costs and inflationary pressures on supply contracts. Management continuously review costs at all operations, to ensure that costs are properly managed and within budget.

Our US translated costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar. See Item 5:*"Operating and Financial Review and Prospects—Exchange Rates"*. Appreciation of the Rand and other non-US currencies against the US dollar increases working costs at our operations when those costs are translated into US dollars. See Item 3:*"Key Information—Risk Factors—Foreign exchange fluctuations could have a material adverse effect on Harmony's operational results and financial condition"*.

The average exchange rate of the South African Rand depreciated approximately 27% against the US dollar in fiscal 2016 compared to fiscal 2015. In the case of our International operations, the Australian dollar depreciated by 13% against the US dollar in fiscal 2016, while the Kina depreciated by 15% against the US dollar in fiscal 2016.

Management conducts a thorough review of costs at all operations to ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This is discussed in more detail in *"Risk Factors—Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution"* and *"—The nature of our mining operations presents safety risks"*.

Reconciliation of Non-GAAP Measures

All-in sustaining costs, all-in sustaining costs per ounce, total cash costs and total cash costs per ounce are non-GAAP measures.

The World Gold Council ("**WGC**") published industry guidance in June 2013 on the calculation of "all-in sustaining costs" and "all in cost" non-GAAP measures, developed to create a better understanding of the overall costs associated with producing gold. Although Harmony is not a member of the WGC, we started disclosing all-in sustaining costs in the 2014 fiscal year (only for continuing operations). The all-in sustaining cost measure is an extension of the existing cash cost measure (refer below) and incorporates costs related to sustaining production.

All-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs, transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: local economic development ("**LED**") expenditure for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including ongoing capital development ("**OCD**") expenditure and rehabilitation accretion and amortization for continuing operations. Gold ounces sold are used as the denominator in the all-in sustaining costs per ounce calculation. The all-in sustaining cost per ounce figures for fiscal 2015 and fiscal 2014 have been restated to exclude the share-based payment charge.

Our cash costs consist primarily of production costs and are expensed as incurred. The cash costs are incurred to access ore to produce current mined reserves. Cash costs do not include capital development costs, which are incurred to allow access to the orebody for future mining operations and are capitalized and amortized when the relevant reserves are mined.

Total cash costs include mine production costs, transport and refinery costs, applicable general and administrative costs, ore stockpiles, as well as ongoing environmental rehabilitation costs as well as transfers for stripping activities and costs associated with royalties. Employee termination cost is included, however employee termination costs associated with major restructuring and shaft closures are excluded. The costs associated with movements in production inventories are excluded from total cash costs. Gold ounces produced are used as the denominator in the total cash costs per ounce calculation.

Changes in all-in sustaining costs per ounce and cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar and, in the case of the Papua New Guinean operations, the Kina. All-in sustaining costs, all-in sustaining costs per ounce, total cash costs and total cash costs per ounce are non-GAAP measures. All-in sustaining costs, all-in sustaining costs per ounce, total cash costs and total cash costs per ounce should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. In addition, the calculation of all-in sustaining costs, all-in sustaining costs per ounce, total cash costs and total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that all-in sustaining costs per ounce and cash costs per ounce are useful indicators to investors and management of a mining company's performance as they provide (1) an indication of the cash generating capacities of our mining operations, (2) the trends in all-in sustaining costs and cash costs as the Company's operations mature, (3) a measure of a company's performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.

While recognizing the importance of reducing all-in sustaining costs and cash costs, our chief focus is on controlling and, where possible, reducing total costs, including overhead costs. We aim to control total unit costs per ounce produced by maintaining our low total cost structure at our existing operations. We have been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs.

The following is a reconciliation of total all-in sustaining costs from continuing operations only, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Fiscal year ended June 30,		
	2016	2015*	2014*
	(in $ millions, except for ounce amounts)		
Total cost of sales from continuing operations – under IFRS	1,088	1,645	1,549
Depreciation and amortization expense	(145)	(212)	(205)
Rehabilitation credit/(costs)	3	1	(1)
Care and maintenance costs of restructured shafts	(8)	(9)	(6)
Employment termination and restructuring costs	(1)	(22)	(26)
Share-based payments	(23)	(18)	(26)
Impairment of assets	3	(285)	(135)
Other	1	7	—
LED costs	3	6	8
Corporate, administration and other expenditure costs	23	27	33
Exploration (sustaining)	—	—	1
Capital expenditure (OCD)	96	154	151
Capital expenditure (Exploration, abnormal expenditure and shaft capital)	45	65	82
Total all-in sustaining costs	1,085	1,359	1,425
Per ounce calculation:			
Ounces sold	1,081,615	1,103,793	1,166,682
Total all-in sustaining costs per ounce	1,003	1,231	1,222

* *Restated to exclude share-based payment charge of US$18 million (or US$15 per ounce) and US$26 million (or US$20 per ounce) in fiscal 2015 and fiscal 2014.*

The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,		
	2016	2015	2014
	(in $ millions, except for ounce amounts)		
Total cost of sales – under IFRS	1,088	1,645	1,549
Depreciation and amortization expense	(149)	(216)	(207)
Rehabilitation (costs)/credit	3	1	(1)
Care and maintenance costs of restructured shafts	(8)	(9)	(6)
Employment termination and restructuring costs	(1)	(22)	(26)
Share-based payments	(23)	(18)	(26)
(Reversal of impairment)/impairment of assets	3	(285)	(135)
Other	1	7	—
Gold inventory movement	(4)	(22)	10
Total cash costs	910	1,081	1,158
Per ounce calculation:			
Ounces produced	1,082,035	1,077,466	1,171,987
Total cash costs per ounce	841	1,003	988

Within this report, our discussion and analysis is focused on the all-in sustaining costs and total cash costs measure.

Exchange Rates

Our revenues are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar.

Currently, the majority of our earnings are generated in South Africa and, as a result, most of our costs are incurred in Rand. Since gold is generally sold in US dollars, most of our revenues are received in US dollars. The average gold price received by us during fiscal 2016 decreased by US$53 per ounce to US$1,169 per ounce from US$1,222 per ounce during fiscal 2015. Appreciation of the Rand against the US dollar increases our US dollar working costs at our South African operations when those costs are translated into US dollars, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the US dollar reduces these costs when they are translated into US dollars, which serves to increase operating margins and net income from our South African operations. Accordingly, strengthening of the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.

The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The conversion rate for balance sheet items as at June 30, 2016 is R14.72 per US$1.00, except for specific items within equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of R12.16 per US$1.00 as at June 30, 2015, reflecting a depreciation of 21% of the Rand against the US dollar. Income statement items were converted at the average exchange rate for fiscal 2016 of R14.50 per US$1.00, reflecting a depreciation of 27% of the Rand against the US dollar when compared with fiscal 2015.

In fiscal 2016, Harmony entered into foreign exchange hedging contracts in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. At June 30, 2016, the nominal amount of the hedging contracts is US$500 million and is spread over a 12 month period with a weighted average cap price of US$1=R18.27 and weighted average floor price of US$1=R15.55.

The majority of our working costs are incurred in Rand and, as a result of this, depreciation of the Rand against the US dollar decreased our working costs when translated into US dollars. Offsetting this decrease are increases in our labor costs as well as inflationary pressures on our consumables and energy costs, which would decrease operating margins and net income reflected in our consolidated income statement. Appreciation of the Rand against the US dollar would cause an increase in our costs in US dollar terms. Similarly, at our International operations, appreciation of the Australia dollar or Kina against the US dollar would cause an increase in our costs in US dollar terms. See Item 3: *"Key Information—Risk Factors—Foreign exchange fluctuations could have a material adverse effect on Harmony's operational results and financial condition"*.

On June 4, 2014 the Bank of Papua New Guinea introduced an exchange rate trading band requiring all foreign currency traded in the market to be ± 75 basis points (± 0.0075 PGK/US$ points) from the official interbank rate. This had the effect of strengthening the Kina by approximately 10% and the US$ equivalent of Kina denominated costs higher. The Bank of Papua New Guinea has weakened the Kina against the US$ by approximately 40 basis points per month in fiscal 2016. Since the introduction of the trading band the Kina has weakened by 23% against the US$ as at June 30, 2016. Should the trading band continue and depending on the level the exchange rate is set at, it could have a negative impact on the results of the Hidden Valley operation, as well as the cost of development at Golpu and other PNG exploration sites.

Inflation

Our operations have been materially affected by inflation. Inflation in South Africa was 6.3% at the end of fiscal 2016, 4.7% at the end of fiscal 2015 and 6.6% at the end of fiscal 2014. Working costs, especially wages, have increased considerably over the past several years resulting in significant cost pressures for the mining industry. In addition, the effect on inflation of the increase in electricity tariffs of 8% in fiscal 2014, 12.7% in fiscal 2015 and 9.4% in fiscal 2016 together with an estimated increase of approximately 12.7% in fiscal 2017, will have a negative effect on the profitability of our operations.

The inflation rate in PNG ended fiscal 2014 at 6% and 2015 at 6.1%, while the annualized inflation stood at 6.4% at the end of fiscal 2016.

Our profits and financial condition could be adversely affected if the cost inflation is not offset by a concurrent devaluation of the Rand and other non-US currencies and/or an increase in the price of gold. See Item 3: *"Key Information—Risk Factors—Our operations may be negatively impacted by inflation"*.

South African Socio-Economic Environment

We are a South African company and the majority of our operations are in South Africa. As a result, we are subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3: *"Key Information—Risk Factors—The socio-economic framework in the regions in which Harmony operates may have an adverse effect on its operations and profits"*.

South African companies are subject to exchange control limitations. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. See Item 10: *"Additional Information—Exchange Controls"*.

Social and Labor Plans, or SLPs, have been developed for each of our South African operations. These SLPs are prepared in line with legislation governing the participation of HDSAs in mining assets.

We have been granted all of our mining licenses under the MPRDA. We have therefore already started to incur expenses relating to HDSA participation. We believe the biggest challenge will lie in maintaining these licenses, as we will have a responsibility in respect of human resource development, procurement and local economic development. We are unable, however, to provide a specific amount of what the estimated cost of compliance will be but we will continue to monitor these costs on an ongoing basis.

Electricity in South Africa

In South Africa, almost all of the energy we consume is in the form of electricity purchased from the national power utility, Eskom, which is largely derived from coal-fired power stations. Years of underinvestment in the country's power infrastructure has meant that energy demands are rising faster than Eskom's current supply and the supply to be provided by new projects.

The adequacy of Eskom generation capability depends upon such factors as the installed capacity, unit size, plant reliability, demand forecasting error and the shape of the load curve. The reserve margin is a deterministic criterion, which provides perhaps the simplest available measure of system security.

During fiscal 2016, the electricity supply in South Africa stabilized marginally following the power interruptions (also referred to as load shedding) occurring at short notice in fiscal 2015, similar to the power interruptions and electricity supply shortages experienced in 2008. This is largely due to the demand for electricity dropping as a result of market conditions and due to the success of the Department of Energy's Renewable Energy IPP Procurement Programme ("**REIPPP**") which has seen a number of renewable energy power plants being commissioned in 2016 and alleviating the pressure on the grid. Load shedding may resume in future if market conditions improve and if Eskom is unable to keep up with the demand.

Nationally, the supply and demand for electricity peaks during the evening between 17h00 and 20h00. Harmony participates voluntarily in the Eskom Demand response program to reduce their demand during the said periods. Various load clipping and load shifting projects were implemented by the South African operations to reduce the electricity demand during evening peaks. Load shifting is generally achieved by rescheduling the pumping to pump water mainly outside of the evening peaks. Load clipping is achieved by reducing the compressed air demand during evening peak periods. Harmony also benefits financially from this as the Eskom tariffs are more expensive during that period. The risk of having power outages will be mainly limited to the evening peak periods in the current situation. This could change during summer months as the demand profile does not have the same evening peaks as during winter months, additional maintenance is scheduled for summer months hence reducing the reserve margin. Should there be major unplanned outages of Eskom generation capacity, it will be a country or sector problem and municipalities should be the first to have power outages.

The Department of Energy, through its REIPP Programme, has successfully procured 6,4 GW from various renewable energy sources including solar, wind, hydro and biomass from 102 IPPs over a number rounds of bidding. Of the total renewable energy projects procured to date, projects generating approximately 3,9 GW are at various stages of construction or have commenced with commercial operation.

The Department's Coal Baseload IPP Procurement Programme ("**the Coal Programme**") aims to procure 2 500 MW of electricity from coal-fired power stations, with individual bids capped at 600 MW per project. The first bid window is focused on the domestic market. Similar to the REIPPP Programme, the Coal Programme is structured as a rolling procurement programme. The RFP for the first Coal Programme bid window was released to the market on December 15, 2014, and the announcement of preferred bidders is outstanding.

An allocation of 800 MW was originally determined for the Department's Cogeneration IPP Procurement Programme ("**the Cogeneration Programme**") for the procurement of capacity from industrial cogenerating facilities. Subsequently, an amendment was made to that Determination, adding an additional 1 000 MW of capacity to the Cogeneration Programme. The 'brownfields' Cogeneration Programme was released to the market on June 4, 2015 and two bid windows have been run to date.

The Department is also working on an LNG-to-Power IPP Procurement Programme to kick-start South Africa's fledgling gas economy. The Preliminary Information Memorandum for this new energy programme is expected to be released to the market during 2016.

Finally, the Department is pursuing a nuclear new build programme in line with the South African Nuclear Energy Policy of 2008, the current Integrated Resource Plan, 2010, which provides for the roll-out of 9,600 MW of new nuclear capacity by 2030 and the National Development Plan. In September 2016 it was announced that the Department had procured the services of a number of transaction and expert advisors to assist it in structuring the nuclear procurement programme.

In addition to these Department lead procurement programmes which are seek to diversify South Africa's energy mix, progress has been made on a number of Eskom lead projects including the Medupi, Kusile and Ingula power stations.

Tariffs

Like all mining companies, Harmony is a major user of electricity, mostly supplied by South Africa's power utility, Eskom. Energy is a significant and growing portion of our operating costs, given rising electricity tariffs. After an average increase of 22% in each of fiscal 2010, fiscal 2011 and fiscal 2012, tariffs rose by a further 9.6% in fiscal 2013, 8.0% in fiscal 2014, 12.7% in fiscal 2015 and 9.4% in fiscal 2016. On October 3, 2014, NERSA announced the approval of the implementation plan of the Regulatory Clearing Account ("**RCA**") balance for Eskom. This is a once-off recovery from standard tariff customers and other Eskom customer categories. The implementation of the second Multi-Year Determination RCA in 2015/2016 will result in an average tariff increase of 12.7% from the 8.0% approved in the third Multi-Year Determination decision of February 2013.

Energy efficiency

Harmony has worked closely with Eskom to manage electricity use and peak demand, underlining our commitment to reduce energy consumption. This includes demand-side management ("**DSM**") strategies to reduce electricity consumption in peak periods; timing our pumping to coincide with cheaper off-peak periods, making more efficient use of Eskom tariffs that reward load-shifting, and improving the efficiency of pumping operations.

We have implemented various energy efficiency projects in recent years. See *"Integrated Annual Report for the 20-F 2016—Harmony in Action—Environmental performance—"* on pages 65 to 67.

Renewable energy

Harmony continues to assess various energy-generating initiatives.

See *"Integrated Annual Report for the 20-F 2016Social and ethics committee chairman's report"* on pages 16 to 18 *and "Integrated Annual Report for the 20-F 2016—Harmony in Action—Environmental performance—"* on pages 67 to 68.

Results of Operations

Years Ended June 30, 2016 and 2015

Revenues

Revenue decreased by 6%, from US$1,348 million in fiscal 2015 to US$1,264 million in fiscal 2016. This decrease can be attributed to a 4% decrease in the gold price received of US$1,169 per ounce for fiscal 2016, compared to US$1,222 per ounce for fiscal 2015 and 2% decrease in gold sold. Our gold sales decreased 2%, from 1,103,793 ounces in 2015 to 1,082,615 ounces in 2016. The decrease in ounces can be attributed mainly to planned production stoppages at Kusasalethu to upgrade its infrastructure, lower than expected recovered grade and safety stoppages at Target 1 and safety stoppages and lower grade at Hidden Valley. Target 3 was placed on care and maintenance during fiscal 2015, resulting in a decrease of 15,529 ounces (or 1%) in fiscal 2016 when compared to fiscal 2015.

At Phakisa, ounces sold increased by 26% from 101,468 in fiscal 2015 to 128,314 in fiscal 2016. The recovery grade and tons milled increased by 14% and 12% to 0.170 ounce per ton and 756,000 tons respectively in fiscal 2016 as production continues to ramp up at the operation.

At Tshepong, ounces sold increased by 16% from 139,437 in fiscal 2015 to 161,685 in fiscal 2016. The recovery grade and tons milled increased by 7% and 10% to 0.135 ounce per ton and 1,200,000 tons respectively in fiscal 2016 as the operation continues to focus on operating efficiencies and increasing productivity at the operation.

At Bambanani, ounces sold increased by 2% from 94,748 in fiscal 2016 to 96,934 in fiscal 2015. The recovery grade and tons milled increased by 2% and 1% to 0.378 ounce per ton and 256,000 tons respectively in fiscal 2016 as the operation continues to develop and mine the high grade shaft pillar.

At Hidden Valley, ounces sold decreased by 22% from 96,548 in fiscal 2015 to 75,233 in fiscal 2016. The recovery grade and tons milled decreased by 19% and 5% to 0.038 ounce per ton and 1,906,000 tons respectively in fiscal 2016. Hidden Valley lost approximately 33 production days during the September 2015 quarter when operations were suspended due to a fatality in July 2015. The operation was also affected by safety related road closures, which restricted mining activity. Stripping activities for Stage 5 remained suspended in fiscal 2016, resulting in the increase in the processing or ore stockpiles towards the end of the financial year.

At Target 1, ounces sold decreased by 12% from 124,358 in fiscal 2015 to 109,923 in fiscal 2016. The recovery grade and tons milled decreased by 10% and 1% to 0.134 ounce per ton and 814,000 tons respectively in fiscal 2016. Target 1 was adversely affected by safety stoppages during the March 2016 quarter and lower than expected recovered grade during fiscal 2016.

At Kusasalethu, ounces sold decreased by 11% from 138,151 in fiscal 2015 to 122,880 in fiscal 2016. The recovery grade increased by 33% to 0.169 ounce per ton as the focus was on mining higher grade areas in fiscal 2016. Tons milled decreased by 26% to 736,000 tons in fiscal 2016. The decrease in ounces sold and tons milled can be attributed mainly to planned production stoppages at Kusasalethu to upgrade its infrastructure fiscal 2016.

Cost of sales

Cost of sales includes production costs, depreciation and amortization, (reversal of impairment)/impairment of assets and employment termination and restructuring costs.

a) Production costs (cash costs/all-in sustaining costs)

The following table sets out our total ounces produced and weighted average cash costs per ounce and total ounces sold and weighted average all-in sustaining costs per ounce for fiscal 2015 and fiscal 2016:

| | Year Ended June 30, 2016 | | | | Year Ended June 30, 2015 | | | | Percentage (increase)/decrease | |
| | Cash costs | | All-in sustaining costs | | Cash costs | | All-in sustaining* costs | | Cash costs per ounce | All-in sustaining costs per ounce |
	(oz produced)	($/oz)	(oz sold)	($/oz)	(oz produced)	($/oz)	(oz sold)	($/oz)		
South Africa										
Kusasalethu.............	124,198	1,026	122,880	1,254	127,092	1,283	138,151	1,596	20	21
Doornkop	87,772	831	87,193	1,016	85,618	1,092	87,160	1,362	24	25
Phakisa....................	128,217	741	128,314	936	100,246	1,016	101,468	1,347	27	31
Tshepong	161,751	787	161,685	940	137,540	1,008	139,437	1,235	22	24
Masimong	78,190	916	78,191	1 059	79,187	1,080	80,087	1,302	15	19
Target 1...................	108,895	787	109,923	1 012	122,944	837	124,358	1,075	6	6
Bambanani	96,870	576	96,934	654	93,495	651	94,748	735	12	11
Joel.........................	73,239	796	72,179	911	72,596	908	74,911	1,043	12	13
Unisel.....................	54,785	949	54,817	1 064	54,495	1,080	55,138	1,275	12	17
Target 3[1]	—	—	—	—	15,529	958	16,140	1,096	n/a	n/a
Other – surface........	95,553	935	94,266	994	94,105	1,000	95,647	1,070	7	7
International										
Hidden Valley[2]	72,565	1,028	75,233	1,282	94,619	1,065	96,548	1,395	3	8
Total.......................	1,082,035		1,081,615		1,077,466		1,103,793			
Weighted average ...		841		1,003		1,003		1,231	16	19

(1)   The Target 3 operation was suspended and the mine placed on care and maintenance during the December 2014 quarter.
(2)   Cash costs and all-in sustaining costs would have been US$1,320 per ounce and US$1,564 per ounce (2015: US$1,230 per ounce and US$1,557 per ounce) respectively had silver byproduct credits of US$21 million (2015: US$16 million) or US$292 per ounce produced, US$282 per ounce sold (2015: US$169 per ounce produced, US$166 per ounce sold) not been taken into account.
*   Restated to exclude the share-based payment charge.

For further information about the use of Non-GAAP measures, refer to Item 5:*"Operating and Financial Review and Prospects—Costs—Reconciliation of Non-GAAP Measures"*.

Our total average all-in sustaining costs per ounce decreased from US$1,231 per ounce in fiscal 2015 to US$1,003 per ounce in fiscal 2016, mainly due to the weakening of the Rand against the US dollar in fiscal 2016.

Our average cash costs decreased by 16%, or US$162 per ounce, from US$1,003 per ounce in fiscal 2015 to US$841 per ounce in fiscal 2016. Cash costs per ounce vary with the working costs per ton (which are, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of our working costs are incurred in Rand. Offsetting the depreciation of the Rand against the dollar in fiscal 2016 is the decrease in ounces produced and sold by 0.4% and 2% respectively (decrease in the denominator in the per ounce calculation). Operating costs in Rand terms increased by 7%. The South African Rand depreciated by 27% against the US dollar when compared to fiscal 2015. Operating costs in Rand terms were affected mainly by an increase in costs on Phakisa, Tshepong, Bambanani and Joel where costs increased in Rand terms by 18%, 16%, 16% and 12%, respectively, year on year. Annual increases in labor costs as well as inflationary pressures on our consumables and increase in electricity tariffs also contributed towards higher operating costs in fiscal 2016.

At Phakisa, the cash cost per ounce decreased by 27% from US$1,016 per ounce in fiscal 2015 to US$741 per ounce in fiscal 2016. The all-in sustaining cost per ounce decreased by 31% from US$1,347 per ounce in fiscal 2015 to US$936 per ounce in fiscal 2016. The decrease was mainly due to the 28% and 26% increase in gold produced and ounces sold respectively as a result of the increase in the recovered grade (14% increase to 0.170oz/t) and tons milled (12 % increase to 756,000 tons) in fiscal 2016 due to the ramp up in production.

At Doornkop, the cash cost per ounce decreased by 24% from US$1,092 per ounce in fiscal 2015 to US$831 per ounce in fiscal 2016. The all-in sustaining cost per ounce decreased by 25% from US$1,362 per ounce in fiscal 2015 to US$1,016 per ounce in fiscal 2016. The decrease was due to the depreciation of the Rand against the US Dollar and 3% increase in gold produced mainly as a result of the increase in tons milled (5% increase to 695,000 tons) in fiscal 2016.

At Tshepong, the cash cost per ounce decreased by 22% from US$1,008 per ounce in fiscal 2015 to US$787 per ounce in fiscal 2016. The all-in sustaining cost per ounce decreased by 24% from US$1,235 per ounce in fiscal 2015 to US$940 per ounce in fiscal 2016. The decrease was mainly due to the 18% and 16% increase in gold produced and ounces sold respectively as a result of the increase in the recovered grade (increase of 7% to 0.135oz/t) and tons milled (increase of 10% to 1,200,000 tons) in fiscal 2016.

At Kusasalethu, the cash cost per ounce decreased by 20% from US$1,283 per ounce in fiscal 2015 to US$1,026 per ounce in fiscal 2016. The all-in sustaining cost per ounce decreased by 21% from US$1,596 per ounce in fiscal 2015 to US$1,254 per ounce in fiscal 2016. The decrease was mainly due to the depreciation of the Rand against the US Dollar. Gold produced only decreased by 2% to 124,198 ounces due to the 33% increase in recovered grade to 0.169oz/t partially offsetting the 26% decrease in tons milled due to planned production stoppages in fiscal 2016.

At Masimong, the cash cost per ounce decreased by 15% from US$1,080 per ounce in fiscal 2015 to US$916 per ounce in fiscal 2016. The all-in sustaining cost per ounce decreased by 19% from US$1,302 per ounce in fiscal 2015 to US$1,059 per ounce in fiscal 2016. The decrease was mainly due to the depreciation of the Rand against the US Dollar and 3% increase in gold produced mainly as a result of the increase in tons milled in fiscal 2016. Gold produced decreased by 1% to 78,190 ounces due to the 3% decrease in tons milled, offset partially by the increase in the recovered grade. The operation was restructured in fiscal 2015 to focus on the mining of higher grade areas. The recovered grade increased by 2% to 0.109oz/t in fiscal 2016.

At Bambanani, the cash cost per ounce decreased by 12% from US$651 per ounce in fiscal 2015 to US$576 per ounce in fiscal 2016. The all-in sustaining cost per ounce decreased by 11% from US$735 per ounce in fiscal 2015 to US$654 per ounce in fiscal 2016. The decrease was due to the depreciation of the Rand against the US Dollar and 4% and 2% increase in gold produced and ounces sold respectively as a result of the increase in the recovered grade (increase of 2% to 0.378oz/t) and tons milled (increase of 1% to 256,000 tons) in fiscal 2016.

At Hidden Valley, the cash cost per ounce decreased by 3% from US$1,065 per ounce in fiscal 2015 to US$1,028 per ounce in fiscal 2016. Silver by-product credits increased by 31% to US$21 million in fiscal 2016 due to the increase in silver ounces produced (49% to 1,331,328 ounces) and increase in the average silver price. The recovered grade decreased by 19% to 0.038oz/t and tons milled decreased by 5% to 1,906,000 tons in fiscal 2016.

b) Depreciation and amortization

Depreciation and amortization decreased from US$216 million in fiscal 2015 to US$149 million, or 31%, in fiscal 2016 despite the 2% increase in tons milled from 19,919,000 tons in fiscal 2015 to 20,255,000 tons in fiscal 2016. In Rand terms, there was a decrease in depreciation and amortization expense of 12%. The decrease in the depreciation and amortization charge in fiscal 2016 is mainly due to the revised useful lives and residual values mainly related to the scrapping losses recorded for Kusasalethu and Masimong and impairments recorded on Doornkop and Hidden Valley in fiscal 2015. The estimated quantities of economically recoverable proved and probable reserves reduced year on year from fiscal 2015 to fiscal 2016 following the annual life-of-mine reassessment conducted in fiscal 2015.

c) Employment termination and restructuring costs

The charge for employment termination and restructuring costs decreased from US$22 million in fiscal 2015 to US$1 million in fiscal 2016. The charge for fiscal 2016, mainly relates to the restructuring at Doornkop which was initiated towards the end of fiscal 2015. For fiscal 2015, the costs relate to the restructuring at Kusasalethu, Masimong and Hidden Valley. Target 3 was placed on care and maintenance and voluntary severance packages were offered to management in September 2014.

d) (Reversal of impairment)/impairment of assets

A net reversal of impairment of US$3 million was recorded in fiscal 2016 compared to the impairment charge of US$285 million in fiscal 2015. A reversal of impairment of US$50 million was recognized for Doornkop due to the increased Rand gold price assumption, improvements in operational efficiencies following the restructuring in 2015 and new mining areas included in the life-of-mine plan based on additional exploration performed during the 2016 fiscal year. An impairment of US$32 million was recognized for Hidden Valley following a change in the life-of-mine plan during the annual planning process. The updated life-of-mine plan at June 30, 2016 for Hidden Valley results in lower production for the 2017 financial year as the mine will predominantly process ore stockpiles followed by a period of care and maintenance. Stripping activities for stage 5 are planned to recommence in the 2018 financial year according to the life-of-mine plan at the end of fiscal 2016. See "*Item 4 – Recent developments*". An impairment of US$16 million was recognized for Masimong which is a low margin operation and has a remaining life of mine of three years. The exploration programme to locate additional areas of the higher grade B Reef proved unsuccessful and was stopped during the 2016 financial year. In addition, the grade estimation of the Basal Reef decreased. The charge in fiscal 2015 relates primarily to Hidden Valley and Doornkop, where charges of US$174 million and US$85 million respectively were recognized.

Exploration expenditure

Exploration expenditure recorded in fiscal 2016 mainly relates to the Kili Teke gold-copper exploration project in PNG. In fiscal 2016, exploration expenditure decreased from US$23 million to US$13 million. This was as a result of capitalizing the project exploration and evaluation expenditure for the Golpu project, in the 2015 fiscal year following the board approval of the Golpu prefeasibility study. The approval and progression to the final feasibility study stage, together with the reserves previously declared demonstrates the technical and commercial viability of the Golpu project.

Loss on scrapping of property, plant and equipment

A loss on scrapping of US$4 million (2015: US$42 million) was recorded in fiscal 2016.

During fiscal 2016, the abandonment of unprofitable areas in the plans resulted in the derecognition of property, plant and equipment as no future economic benefits are expected from their use or disposal. A loss on scrapping of property, plant and equipment was recognized for Unisel amounting to US$1 million, Joel amounting to US$2 million and mining assets amounting to US$1 million were abandoned for Free State Surface. In fiscal 2015, a loss on scrapping of property, plant and equipment was recognized mainly on Kusasalethu (US$19 million) and Masimong (US$19 million) following the life-of-mine optimization process conducted in fiscal 2015 which led to the abandonment of certain mining levels and areas.

Foreign exchange translation loss (net)

Foreign exchange translation loss (net) decreased from US$32 million in fiscal 2015 to US$13 million in fiscal 2016. The decrease in fiscal 2016 is primarily due to the unrealized and realized derivative gain of US$26 million and US$5 million respectively. During fiscal 2016, Harmony entered into foreign exchange hedging contracts (forex hedging contracts) in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. The nominal value of open forex hedging contracts at June 30, 2016 was US$500 million. The hedging contracts are spread over a 12 month period. The mark-to-market of the derivative asset was US$25 million positive as at June 30, 2016. This was due to the strengthening of the Rand exchange rate against the US dollar since entering into the forex hedging contracts. Hedge accounting is not applied to these forex hedging contracts and all gains have been recorded in the income statement. The foreign exchange translation loss relating to the translation of the US$ revolving credit facilities into Rand increased from US$33 million in fiscal 2015 to US$46 million in fiscal 2016. The Rand weakened by 21% from a closing rate of R12.16 in fiscal 2015 to R14.72 in fiscal 2016.

Income and mining taxes

In fiscal 2015 and 2016, the tax rates for companies were 34% for mining income and 28% for non-mining income for South African companies and 30% for Australian companies and PNG mining companies.

Income and mining tax	2016	2015
Effective income and mining tax rate	40%	(14)%

The effective tax rate for fiscal 2016 was higher than the mining statutory tax rate of 34% for us and our subsidiaries as a whole due to increased profitability of most of the South African operations in fiscal 2016 as a result of the increase in the average Rand gold price received and the increase in the average deferred tax rates at the South African operations due to higher estimated profitability following the completion of the updated life-of-mine plans. The most significant items causing the group's income tax provision to differ from the mining statutory tax rate are:

- No tax consequences relating to the impairment recorded on Hidden Valley and deferred tax assets not recognized which relates primarily to the Hidden Valley operation.

- Rate differences related to the additional capital allowances that may be deducted from mining taxable income in South Africa, which mainly relates to Avgold Limited (which includes the Target 1 operation).

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group's long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See *"— Critical Accounting Policies and Estimates—Deferred taxes"* above. The increase in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from an increase in the effective deferred tax rate at Freegold (includes the Bambanani, Joel, Phakisa and Tshepong operations) and Harmony (includes the Masimong, Unisel and Free State Surface operations). The deferred tax rate at Freegold increased from 16.7% in fiscal 2015 to 20.0% in fiscal 2016 and Harmony increased from 12.5% in fiscal 2015 to 21.1%, both increases mainly due to higher estimated profitability. The deferred tax rate at Randfontein Estates (includes the Doornkop and Kusasalethu operations) decreased from 14.3% to 10.1%, mainly due to the lower estimated profitability of the Kusasalethu operation driven by the decrease in the life-of-mine of the operation.

South Africa. Generally, South Africa imposes tax on worldwide income (including capital gains) of all our South African incorporated tax resident entities at a rate of 28% on non-mining income. We pay taxes separately on mining income and non-mining income. The amount of our South African mining income tax is calculated on the basis of a gold mining formula that takes into account our total revenue and profits from, and capital expenditure for, mining operations in South Africa. 5% of total mining revenue is exempt from taxation in South Africa as a result of the application of the gold mining formula. The amount of revenue subject to taxation is calculated by deducting qualifying capital expenditures from taxable mining income. The amount by which taxable mining income exceeds 5% of mining revenue constitutes taxable mining income. We and our subsidiaries account for taxes separately that is determined in respect of each entity. Hence South Africa does not make use of any group basis of taxation.

South Africa has a Controlled Foreign Company regime which effectively attributes certain types of passive income derived by offshore subsidiaries and imputes that income in taxable income as if it had been derived in South Africa under South African tax rules.

The Davis Tax Committee released its first interim mining tax report to the Minister of Finance on 13 August 2015. The Davis Tax Committee has been established to review the current South African mining tax regime for consideration by the Government. This does not currently affect any non-resident shareholders or non-resident ADSs holders, although it may have an indirect effect in future on the mining tax regime in South Africa.

The main recommendations by the Davis Tax Committee were the following:

- the discontinuing of the 100% upfront capital expenditure write off applicable to mining companies;
- the retaining of the "gold formula" for existing gold mines only, as new gold mines would be unlikely to be established An alternative recommendation was to phase out the gold formula for all mines over a reasonable period of time"; and
- phasing out of the additional capital allowances available to certain gold mines.

The above main proposals will bring the gold mining corporate income tax regime in line with the tax system applicable to other corporate taxpayers in South Africa.

Australia. Generally, Australia also imposes tax on the worldwide income (including capital gains) of all of our Australian incorporated and tax resident entities. The current income tax rate for companies is 30%.

Harmony Gold (Australia) Proprietary Limited and its wholly-owned Australian subsidiary companies are recognized and taxed as a single entity. Under the consolidation rules all of the Australian subsidiary companies are treated as divisions of the Head Company, Harmony Gold Australia. As a result, inter-company transactions between group members are generally ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by the Head Company of the group.

Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents, which would include any dividends on the shares of our Australian subsidiaries that are paid to us. In the case of dividend payments to non-residents, a 30% withholding tax applies. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or in the case of South Africa 5% where the dividend is paid to a company which controls at least 10% of the Australian dividend paying company). Where dividends are fully franked, no withholding tax applies as an effective credit is allowed against any withholding tax otherwise payable, regardless of whether a double taxation agreement is in place. However, due to the tax profile of Harmony Gold Australia it is not expected to have any franking credits in the foreseeable future.

Where conduit foreign income received by an Australian company is paid from Australia as a dividend, it is not subject to dividend withholding tax.

Australia has a Controlled Foreign Company regime which effectively attributes certain types of passive income derived by offshore subsidiaries and taxes that income as if it had been derived in Australia under Australian tax rules.

PNG. The Hidden Valley mine in PNG commenced operations in fiscal 2010. We are also reviewing other potential projects and carrying out extensive exploration.

PNG mining projects are taxed on a project basis. Therefore each project is taxed as a separate entity, even though it may be one of a number of projects carried on by the same company. In certain circumstances there is an ability to transfer the tax benefit obtained through exploration expenditure between projects and wholly-owned companies. Tax losses are generally quarantined or ring-fenced and cannot be transferred between projects.

PNG mining companies are taxed at a rate of tax of 30%. Mining operations in PNG are subject to a 2% royalty which is payable to the PNG Government.

Capital development and exploration expenditure incurred in PNG is capitalized for tax purposes and can be generally deducted at 25% per annum on a diminishing value basis against project income, with the deduction being limited to the lesser of 25% of the diminished value or the income of the project for the year.

PNG imposes dividend withholding tax of 10% on dividends paid by PNG mining operations to non-residents. Although PNG also imposes interest withholding tax on interest paid off-shore, the PNG Tax Act exempts interest paid to non-resident lenders from withholding tax where the PNG company is engaged in mining operations in PNG. These rates only apply once an entity has commenced mining and do not apply to entities at the exploration stage.

The PNG Government set up a Taxation Review Committee in 2013. The Committee released a total of 10 Issues Papers between March 2014 and October 2015. The Committee requested submissions on each of the papers and to the extent it was relevant Harmony made submissions. The Mining companies in general supported maintaining the status quo in relation to State Equity versus additional taxes.

In October 2015 the Committee released its Report to the PNG Government with a recommendation to introduce an Additional Profits Tax at 35% for Mining in the 2017 Budget which is generally announced in November 2016. At the time the hurdle rate for the Additional Profits Tax was recognized as requiring further discussion with industry and to date has not been set.

The Tax Review Committee recommendation is for the Additional Profits Tax to be accompanied by a reduction in Corporate income tax rate from 30% to 25% and to reduce the State Equity Participation rate from 30% to 5%. However, this is in contrast to the draft Mining Act which calls for State Equity to be raised to 50% and royalties from 2% to 3%.

The recommendations of the Taxation Review Committee have not yet been finalized.

Years Ended June 30, 2015 and 2014

Revenues

Revenue decreased by 11%, from US$1,515 million in fiscal 2014 to US$1,348 million in fiscal 2015. This decrease can be attributed to a 6% decrease in the gold price received of US$1,222 per ounce for fiscal 2015, compared to US$1,299 per ounce for fiscal 2014 and a decrease in gold sold. Our gold sales decreased by 5%, from 1,166,682 ounces in 2014 to 1,103,793 ounces in 2015. The decrease in ounces can be attributed mainly to numerous production stoppages at Kusasalethu, lower-than-expected recovered grade at Target 1 and a breakdown in the overland conveyor belt and planned maintenance at the metallurgical plant impacted production at Hidden Valley. Target 3 was placed on care and maintenance during fiscal 2015.

At Bambanani (excluding Steyn 2, which was placed on care and maintenance during March 2014), ounces sold increased by 15% from 82,530 in fiscal 2014 to 94,748 in fiscal 2015. The recovery grade and tons milled increased by 2% and 11% to 0.370 ounce per ton and 253,000 tons respectively in fiscal 2015 following the development and mining of the high grade shaft pillar.

At Phakisa, ounces sold increased by 7% from 95,263 in fiscal 2014 to 101,468 ounces in fiscal 2015. This was mainly a result of a 6% increase in tons milled from 636,000 tons in fiscal 2014 to 674,000 tons in fiscal 2015 as the operation continues to build up production.

At Tshepong, ounces sold increased by 3% from 135,161in fiscal 2014 to 139,437 ounces in fiscal 2015. This was mainly a result of a 5% increase in tons milled from 1,044,000 tons in fiscal 2014 to 1,095,000 tons in fiscal 2015.

At Target 3, ounces sold decreased by 64% from 45,301 in fiscal 2014 to 16,140 in fiscal 2015. Target 3 was placed on care and maintenance during the December 2014 quarter following a sustained period of cash flow losses and significant capital expenditure required to sustain the operation.

At Target 1, ounces sold decreased by 14% from 144,936 ounces in fiscal 2014 to 124,358 ounces in fiscal 2015. This can mainly be attributed to the 12.3% decrease in the recovery grade from 0.170 ounce per ton in fiscal 2014 to 0.149 ounces per ton in fiscal 2015. The grade in fiscal 2015 normalized following the higher recovered grade in fiscal 2014 and is in line with the life-of-mine recovery grade.

At Hidden Valley, ounces sold decreased by 9% from 106,322 ounces in fiscal 2014 to 96,548 in fiscal 2015. This is mainly due to the 9% decrease in volumes milled from 2,207,000 tons in fiscal 2014 to 2,012,000 tons in fiscal 2015. Hidden Valley's operations were adversely impacted by breakdowns in the overland conveyor, a safety stoppage due to the fatality in December 2014 and scheduled maintenance at the metallurgical plant. Hidden Valley's poor operational performance and the impact of low commodity prices and high input costs resulted in the restructuring of the operation.

At Masimong, ounces sold decreased by 8% from 87,064 in fiscal 2014 to 80,087 in fiscal 2015. This was mainly a result of the decrease in the recovered grade by 9% from 0.118 ounces per ton in fiscal 2014 to 0.107 ounces per ton in fiscal 2015. To address the poor performance of the operation, Masimong was restructured in fiscal 2015 to improve profitability. Orebody development at Masimong has been significantly reduced and greater focus has been placed on mining higher grade areas.

At Kusasalethu, ounces sold decreased by 5%, from 145,673 in fiscal 2014 to 138,151 in fiscal 2015. This was mainly due to safety stoppages, underground fires and illegal mining activities during fiscal 2015. During the first half of fiscal 2015, the life-of-mine of the operation was optimized by ensuring greater focus on profitable and higher grade areas. The optimization resulted in the abandonment of the unprofitable and lower grade areas of the mine. Levels 78 to 95, four of the existing 11 levels at Kusasalethu were abandoned. Volumes decreased by 21% to 1,001,000 tons, ounces produced decreased by 16% to 127,092 ounces, however, recovered grade increased by 6% to 0.127 ounce per ton in fiscal 2015.

Cost of sales

Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.

a) Production costs (cash costs/all-in sustaining costs)

The following table sets out our total ounces produced and weighted average cash costs per ounce and total ounces sold and weighted average all-in sustaining costs per ounce for fiscal 2014 and fiscal 2015:

| | Year Ended June 30, 2015 | | | | Year Ended June 30, 2014 | | | | Percentage (increase)/decrease | |
| | Cash costs | | All-in sustaining costs* | | Cash costs | | All-in sustaining costs* | | Cash costs per ounce | All-in sustaining costs per ounce |
	(oz produced)	($/oz)	(oz sold)	($/oz)	(oz produced)	($/oz)	(oz sold)	($/oz)		
South Africa										
Kusasalethu	127,092	1,283	138,151	1,596	150,916	1,171	145,673	1,544	(10)	(3)
Doornkop	85,618	1,092	87,160	1,362	83,687	1,264	84,653	1,543	14	12
Phakisa	100,246	1,016	101,468	1,347	95,680	1,079	95,263	1,438	6	6
Tshepong	137,540	1,008	139,437	1,235	135,772	981	135,161	1,223	(3)	(1)
Masimong	79,187	1,080	80,087	1,302	87,385	1,082	87,064	1,326	-	2
Target 1	122,944	837	124,358	1,075	144,453	702	144,936	921	(19)	(17)
Bambanani[3]	93,495	649	94,748	735	95,424	686	95,165	889	5	17
Joel	72,596	908	74,911	1,043	75,072	885	74,204	994	(3)	(5)
Unisel	54,495	1,080	55,138	1,275	59,093	981	58,964	1,168	(10)	(9)
Target 3[1]	15,529	958	16,140	1,096	45,429	1,185	45,301	1,497	19	27
Other – surface	94,105	1,000	95,647	1,070	93,236	1,018	93,976	1,089	2	2
International										
Hidden Valley[2]	94,619	1,065	96,548	1,395	105,840	991	106,322	1,244	(7)	(12)
Total continuing operations	1,077,466		1,103,793		1,171,987		1,166,682			
Weighted average		1,003		1,231		988		1,222	2	(1)

(1) The Target 3 operation was suspended and the mine placed on care and maintenance during the December 2014 quarter.
(2) Cash costs and all-in sustaining costs would have been US$1,230 per ounce and US$1,557 per ounce (2014: US$1,184 per ounce and US$1,438 per ounce) respectively had silver byproduct credits of US$16 million (2014: US$20 million) or US$169 per ounce produced, US$166 per ounce sold (2014: US$192 per ounce produced, US$191 per ounce sold) not been taken into account.
(3) Fiscal 2014 includes Steyn 2 which was placed on care and maintenance during March 2014.
* Restated to exclude the share-based payment charge.

Our total average all-in sustaining costs per ounce increased marginally from US$1,242 per ounce in fiscal 2014 to US$1,231 per ounce in fiscal 2015.

Our average cash costs increased by 2%, or US$15 per ounce, from US$988 per ounce in fiscal 2014 to US$1,003 per ounce in fiscal 2015. Cash costs per ounce vary with the working costs per ton (which are, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of our working costs are incurred in Rand. Offsetting the depreciation of the Rand against the dollar in fiscal 2015 is the decrease in ounces produced and sold by 8% and 5% respectively (increase in the denominator in the per ounce calculation). Operating costs in Rand terms increased by 6%. The South African Rand depreciated by 11% against the US dollar when compared to fiscal 2014. Operating costs in Rand terms were affected mainly by an increase in costs on Kusasalethu, Tshepong, Target 1 and Hidden Valley where costs increased by 14%, 18%, 13% and 4%, respectively, year on year. Annual increases in labor costs as well as inflationary pressures on our consumables and increase in electricity tariffs also contributed towards higher operating costs in fiscal 2015.

At Doornkop, the cash cost per ounce decreased by 14% from US$1,264 per ounce in fiscal 2014 to US$1,092 per ounce in fiscal 2015. The all-in sustaining cost per ounce decreased by 12% from US$1,543 per ounce in fiscal 2014 to US$1,362 per ounce in fiscal 2015. The decrease was mainly due to the increase in gold produced and ounces sold at Doornkop as production in fiscal 2014 was severely impacted by the safety stoppages in fiscal 2014 due to the underground fire in February 2014.

At Phakisa, the cash cost per ounce decreased by 6% from US$1,079 per ounce in fiscal 2014 to US$1,016 per ounce in fiscal 2015. The all-in sustaining cost per ounce decreased by 6% from US$1,438 per ounce in fiscal 2014 to US$1,347 per ounce in fiscal 2015. This was primarily due to an increase in ounces produced and sold as production continues to ramp up.

At Bambanani, the cash cost per ounce decreased by 5% from US$686 per ounce in fiscal 2014 to US$649 per ounce in fiscal 2015. The all-in sustaining cost per ounce decreased by 17% from US$889 per ounce in fiscal 2014 to US$735 per ounce in fiscal 2015. This was due to an increase in ounces produced and ounces sold as result of higher recovered grades at Bambanani as the production from mining the high grade pillar continues to ramp up.

At Target 1, the cash cost per ounce increased by 19% from US$702 per ounce in fiscal 2014 to US$837 per ounce in fiscal 2015. The all-in sustaining cost per ounce increased by 17% from US$921 per ounce in fiscal 2014 to US$1,075 per ounce in fiscal 2015. The increase in the cash cost per ounce and all-in sustaining cost per ounce was mainly due to the decrease in gold produced and gold sold as the recovered grade reduced by 12% to 0.149 ounce per ton in fiscal 2015.

At Kusasalethu, the cash cost per ounce increased by 10% from US$1,171 per ounce in fiscal 2014 to US$1,283 per ounce in fiscal 2015. The all-in sustaining cost per ounce increased by 3% from US$1,544 per ounce in fiscal 2014 to US$1,596 per ounce in fiscal 2015. This was mainly due to the decrease in gold produced and gold sold as the operation was severely impacted by several stoppages during fiscal 2015.

At Unisel, the cash cost per ounce increased by 10% from US$981 per ounce in fiscal 2014 to US$1,080 per ounce in fiscal 2015. The all-in sustaining cost per ounce increased by 9% from US$1,168 per ounce in fiscal 2014 to US$1,275 per ounce in fiscal 2015. The increase was mainly due to the decrease in gold produced and gold sold. Operations were impacted by a fatality in April 2015.

At Hidden Valley, the cash costs per ounce increased by 7%, from US$991 per ounce in fiscal 2014 to US$1,065 per ounce in fiscal 2015. The all-in sustaining cost per ounce increased by 12%, from US$1,244 per ounce in fiscal 2014 to US$1,395 per ounce in fiscal 2015. The increase was primarily due to the decrease in gold production owing to operational and safety stoppages during fiscal 2015.

b) Depreciation and amortization

Depreciation and amortization increased from US$207 million in fiscal 2014 to US$216 million, or 4%, in fiscal 2015 despite the 4% decrease in tons milled from 20,713,000 tons in fiscal 2014 to 19,919,000 tons in fiscal 2015. In Rand terms, there was an increase in depreciation and amortization expense of 15%. The increase in the depreciation and amortization in fiscal 2015 is mainly due to the revised useful lives and residual values of most of Harmony's operations. The estimated quantities of economically recoverable proved and probable reserves reduced year-on-year from fiscal 2014 to fiscal 2015 following the annual life-of-mine reassessment conducted in fiscal 2014.`

c) Employment termination and restructuring costs

The charge for employment termination and restructuring costs decreased from US$26 million in fiscal 2014 to US$22 million in fiscal 2015. Costs in fiscal 2015 relate to the restructuring at Kusasalethu, Masimong and Hidden Valley. Target 3 was placed on care and maintenance and voluntary severance packages were offered to management in September 2014. For fiscal 2014, the costs relate to the completion of the restructuring programmes embarked on by the group's South African operations and at Hidden Valley, both having started during fiscal 2013.

d) Impairment of assets

The impairment charge amounted to US$285 million in fiscal 2015 compared to an impairment charge of US$135 million in fiscal 2014. The charge in fiscal 2015 relates primarily to Hidden Valley, where a charge of US$174 million was recognized following a change in the life-of-mine plan during the annual planning process. Low US$ commodity prices and high operating costs resulted in the shortening of the life-of-mine of the operation. Stripping activities in the new plan have been significantly reduced, resulting in a decrease in the reserves to be mined and the lower recoverable amount at June 30, 2015. An impairment of US$85 million was recognized for Doornkop following the decision to restructure Doornkop and the completion of the revised life-of-mine for the operation. The revised life-of-mine plan includes lower production levels and focuses on higher grade areas. The new plan resulted in a lower recoverable amount. In addition, an impairment of US$23 million for Phakisa following the annual life-of-mine reassessment and US$4 million for Freddies 9 was recognized as plans to develop the project further at this stage have been stopped. The charge in fiscal 2014 relates primarily to Phakisa, where a charge of US$130 million was recognized.

Exploration expenditure

In fiscal 2015, exploration expenditure decreased from US$44 million to US$23 million, primarily as a result of capitalizing the project exploration and evaluation expenditure for the Golpu project following the board approval of the Golpu prefeasibility study in December 2014. The approval and progression to the final feasibility study stage, together with the reserves previously declared demonstrates the technical and commercial viability of the Golpu project.

Loss on scrapping of assets

During fiscal 2015, Harmony management embarked on a life-of-mine optimization process in respect of the South African operations. The optimization ensured greater focus on mining profitable and higher grade areas at our operations and therefore resulted in the abandonment of lower grade and unprofitable areas from the life-of-mine plan for certain of the operations.

A loss on scrapping of US$42 million (2014: US$nil) was recorded. The abandonment of unprofitable areas in the plans resulted in the derecognition of property, plant and equipment as no future economic benefits are expected from their use or disposal and a loss on scrapping of property, plant and equipment amounting to US$20 million and US$20 million was recorded for Kusasalethu and Masimong each. A loss of US$2 million was also recorded for Tshepong.

Foreign exchange translation loss (net)

Foreign exchange translation loss (net) increased from US$18 million in fiscal 2014 to US$32 million in fiscal 2015. The increase is primarily due to the foreign exchange translation loss relating to the translation of the US$ revolving credit facilities into Rand from US$15 million in fiscal 2014 to US$33 million in fiscal 2015. The Rand weakened by 15% from a closing rate of R10.61 in fiscal 2014 to R12.16 in fiscal 2015.

Loss from associate

The loss for fiscal 2015 follows the finalization of Rand Refinery's 2013 and 2014 financial statements which accounted for the known inventory discrepancy at that date. Harmony recorded a further US$2 million against the loan to Rand Refinery for its share of the loss. The inventory discrepancy arose from the implementation of a new Enterprise Resource Planning System by Rand Refinery. Harmony recognized a loss of US$12 million in fiscal 2014 to account for its share of this discrepancy.

Net gain on financial instruments

The gain of US$1 million in fiscal 2015 relates primarily to the fair value gain recognized on the ELDs held by the environmental trusts, which are classified as fair value through profit or loss investments. The gain recognized on the ELDs in fiscal 2014 was US$16 million. The decrease in fiscal 2015 compared to fiscal 2014 is mainly due to the maturity of the existing ELDs.

Income and mining taxes

In fiscal 2014 and 2015, the tax rates for companies were 34% for mining income and 28% for non-mining income for South African companies and 30% for Australian companies and PNG mining companies.

Income and mining tax	2015	2014
Effective income and mining tax rate	(14)%	(19)%

The effective tax rate for fiscal 2015 was lower than the mining statutory tax rate of 34% for us and our subsidiaries as a whole. The most significant items causing the group's income tax provision to differ from the mining statutory tax rate were there are no tax consequences relating to the impairment recorded on Hidden Valley, deferred tax assets not recognized which relates primarily to the Hidden Valley operation and the deferred tax credit resulting from the reduction in the average deferred tax rates at the South African operations mainly due to lower estimated profitability following the completion of the updated life-of-mine plans.

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group's long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See *"— Critical Accounting Policies and Estimates—Deferred taxes"* above. The decrease in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from a decrease in the effective deferred tax rate at Freegold (includes the Bambanani, Joel, Phakisa and Tshepong operations) and Randfontein Estates (includes the Doornkop and Kusasalethu operations) . The deferred tax rate at Freegold decreased from 20.3% in fiscal 2014 to 16.7% in fiscal 2015 and Randfontein Estates decreased from 18.9% to 14.3%, both decreases mainly due to the lower estimated profitability.

South Africa. We pay taxes separately on mining income and non-mining income. The amount of our South African mining income tax is calculated on the basis of a formula that takes into account our total revenue and profits from, and capital expenditure for, mining operations in South Africa. 5% of total mining revenue is exempt from taxation in South Africa as a result of the application of the gold mining formula. The amount of revenue subject to taxation is calculated by deducting qualifying capital expenditures from taxable mining income. The amount by which taxable mining income exceeds 5% of mining revenue constitutes taxable mining income. We and our subsidiaries each make our own calculation of taxable income.

Australia. Generally, Australia imposes tax on the worldwide income (including capital gains) of all of our Australian incorporated and tax resident entities. The current income tax rate for companies is 30%.

Harmony Gold (Australia) Proprietary Limited and its wholly-owned Australian subsidiary companies are recognized and taxed as a single entity. Under the consolidation rules all of the Australian subsidiary companies are treated as divisions of the Head Company, Harmony Gold Australia. As a result inter-company transactions between group members are generally ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by the Head Company of the group.

Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents, which would include any dividends on the shares of our Australian subsidiaries that are paid to us. In the case of dividend payments to non-residents, a 30% withholding tax applies. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or in the case of South Africa 5% where the dividend is paid to a company which controls at least 10% of the Australian dividend paying company). Where dividends are fully franked, no withholding tax applies as an effective credit is allowed against any withholding tax otherwise payable, regardless of whether a double taxation agreement is in place. However, due to the tax profile of Harmony Gold Australia it is not expected to have any franking credits in the foreseeable future.

Where conduit foreign income received by an Australian company is paid from Australia as a dividend, it is not subject to dividend withholding tax.

Australia has a Controlled Foreign Company regime which effectively attributes certain types of passive income derived by offshore subsidiaries and taxes that income as if it had been derived in Australia under Australian tax rules.

PNG. The Hidden Valley mine in PNG commenced operations in fiscal 2010. We are also reviewing other potential projects and carrying out extensive exploration.

PNG mining projects are taxed on a project basis. Therefore each project is taxed as a separate entity, even though it may be one of a number of projects carried on by the same company. In certain circumstances there is an ability to transfer the tax benefit obtained through exploration expenditure between projects and wholly-owned companies. Tax losses are generally quarantined and cannot be transferred between projects.

PNG mining companies are taxed at a rate of tax of 30%. Mining operations in PNG are subject to a 2% royalty which is payable to the PNG Government.

Capital development and exploration expenditure incurred in PNG is capitalized for tax purposes and can be generally deducted at 25% per annum on a diminishing value basis against project income, with the deduction being limited to the lesser of 25% of the diminished value or the income of the project for the year.

PNG imposes dividend withholding tax of 10% on dividends paid by PNG mining operations to non-residents. Although PNG also imposes interest withholding tax on interest paid off-shore, the PNG Tax Act exempts interest paid to non-resident lenders from withholding tax where the PNG company is engaged in mining operations in PNG. These rates only apply once an entity has commenced mining and do not apply to entities at the exploration stage.

Other Financial Information

Export Sales

All of our gold produced in South Africa during fiscal 2014 to 2016 was refined by Rand Refinery. Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony holds a 10.38% interest at June 30, 2016. All of our gold produced in PNG in those periods was sold to The Perth Mint Australia, a Perth-based refinery.

Recent Developments

See Item 4: *"Information on the Company—History and Development of the Company—Recent Developments—Developments since June 30, 2016."*

B. LIQUIDITY AND CAPITAL RESOURCES

We centrally manage our funding and treasury policies. There are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to us. We have generally funded our operations and our short-term and long-term liquidity requirements from: (i) cash generated from operations; (ii) credit facilities and other borrowings; and (iii) sales of equity securities.

	Fiscal year ended June 30,		
	2016	2015	2014
	($ in millions)		
Operating cash flows	312	176	219
Investing cash flows	(180)	(253)	(255)
Financing cash flows	(114)	15	16
Foreign exchange differences	(21)	(22)	(17)
Total cash flows	(3)	(84)	(37)

Operations

Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand-US dollar exchange rate, cash costs per ounce and, in the case of the International operations, the Australian dollar and Kina versus US dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity.

Net cash generated by operations increased from US$176 million in fiscal 2015 to US$312 million in fiscal 2016. This was mainly due to the significant increase in the Rand gold price received due to the weakening of the Rand against the US dollar, which offset the decrease in gold sold in fiscal 2016, and increases in production costs due to increases in labor, materials and electricity and other inflationary pressures in fiscal 2016.

Net cash generated by operations decreased from US$219 million in fiscal 2014 to US$176 million in fiscal 2015. This was mainly due to the decrease in revenue which is attributable to the decrease in gold sold in fiscal 2015, increases in production costs due to increases in labor, materials and electricity and other inflationary pressures in fiscal 2015.

Investing

Net cash utilized by investing activities was US$180 million in fiscal 2016, as compared with US$253 million in fiscal 2015. Additions to property, plant and equipment were US$168 million in fiscal 2016 compared with US$246 million in fiscal 2015.

Net cash utilized by investing activities was US$253 million in fiscal 2015, as compared with US$255 million in fiscal 2014. Additions to property, plant and equipment were US$246 million in fiscal 2015 compared with US$254 million in fiscal 2014.

Financing

Financing activities utilized US$114 million in fiscal 2016, compared with US$15 million generated in fiscal 2015.

In fiscal 2016, we drew down US$24 million (2015: US$80 million). Loan repayments in fiscal 2016 amounted to US$138 million (2015: US$65 million and 2014: US$44 million). No dividends were paid in fiscal 2014, 2015 and 2016.

Outstanding Credit Facilities and Other Borrowings

On December 20, 2013, we entered into a loan facility with Nedbank, comprising a revolving credit facility of R1,300 million (US$126 million). Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate. In January 2015, R400 million (US$35 million) was drawn down. During July 2015 an additional R300 million (US$24 million) was drawn down while in November 2015 R400 million (US$28 million) was repaid. At June 30, 2016, the remaining R1,000 million (US$68 million) on this facility is available until December 2016. On July 7, 2016, Harmony repaid the R300 million (US$20.0 million) outstanding on the facility.

On December 22, 2014, we entered into a loan facility agreement which was jointly arranged by Nedbank Limited and Barclays Bank Plc, comprising a revolving credit facility of up to US$250 million. All conditions precedent were met during February 2015 and US$205 million was drawn down to repay the syndicated revolving credit facility, resulting in a net cash outflow of US$65 million. The remaining US$45 million was drawn down during May 2015. During fiscal 2016, US$110 million was repaid. Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate. The facility is repayable on maturity during February 2018. At June 30, 2016, the remaining US$110 million on this facility is available until February 2018.

We need to comply with certain debt covenants for both the Nedbank facility and US dollar revolving credit facility. The debt covenant tests were renegotiated during December 2014 and are as follows:

- The group's interest cover ratio shall not be less than five (EBITDA[1]/Total interest paid).

- Tangible Net Worth[2] to total net debt ratio shall not be less than six times or eight times when dividends are paid.

- Leverage[3] shall not be more than 2.5 times.

[1]   *EBITDA as defined in the agreement excludes unusual items such as impairment and restructuring cost.*

[2]   *Tangible Net Worth is defined as total equity less intangible assets.*

[3]   *Leverage is defined as total net debt to EBITDA.*

We complied with the relevant covenants during fiscal 2016.

Recently Retired Credit Facilities and Other Borrowings

On August 11, 2011, we entered into a loan facility arranged by Nedbank Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (syndicate), comprising a US$300 million syndicated revolving credit facility. The facility was utilized to fund exploration project in PNG. Interest at LIBOR plus 260 basis points, was paid quarterly. The syndicated revolving credit facility was repayable after three years. The outstanding amount on the syndicated revolving credit facility was settled in February 2015 by drawing against the new facility entered into on December 22, 2014.

Capital Expenditures

Total budgeted capital expenditures for fiscal 2017 are US$200 million. See "*Item 4 – Information On The Company – Business Overview – Capital Expenditures" for* details regarding the budgeted capital expenditures for each operation. We currently expect that our planned operating capital expenditures will be financed from operations, including use of our current facilities, as described in "*—Outstanding Credit Facilities and Other Borrowings" above*, and new borrowings as needed.

The following table sets forth our authorized capital expenditure as of June 30, 2016:

	$'million
Authorized and contracted for[(1)]	18
Authorized but not yet contracted for	35
Total	53

[(1)]Including our share of the PNG joint venture's capital expenditure of US$4 million.

Working Capital and Anticipated Financing Needs

The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. The South African operations are generally expected to fund their capital internally. The Golpu project in PNG is, however, expected to require additional capital expenditure over the next three to six years to complete construction, most of which will be funded from cash generated by operations and the balance by debt. We may also consider other options or structures to finance Golpu. For more information on our planned capital expenditures, see "*—Capital Expenditure*" above. Also see *"Item 3: "Risk Factors—To maintain gold production beyond the expected lives of Harmony's existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through exploration or discovery"*. Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US$ currencies against the US dollar. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See *Item 10: "Additional Information—Exchange Controls"*.

The information set forth under the headings:

- *"—Harmony in Action—Operational performance—Outlook for FY17*" on page 84

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference.

D. TREND INFORMATION

The information set forth under the headings:

- *"—Harmony in Action—Operational performance*" on pages 81 to 82 and pages 86 to 109

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference.

E. OFF-BALANCE SHEET ARRANGEMENTS

Our obligation with regards to operating leases is US$0.17 million and relates to the offices in Brisbane and PNG. This amount at June 30, 2016 is due within 12 months. Contractual obligations in respect of mineral tenement leases in PNG amount to US$17 million at June 30, 2016.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement healthcare and environmental obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations as of June 30, 2016:

		Payments Due by Period			
	Total ($'million)	Less Than 12 Months July 1, 2016 to June 30, 2017 ($'million)	12-36 Months July 1, 2017 to June 30, 2019 ($'million)	36-60 Months July 1, 2019 To June 30, 2021 ($'million)	After 60 Months Subsequent June 30, 2021 ($'million)
Bank facilities[1]	170	27	143	—	—
Non-current liabilities[2]	1	—	1	—	—
Post-retirement health care[3]	11	—	—	—	11
Environmental obligations[4]	148	—	—	—	148
Total contractual obligations	330	27	144	—	159

---

[1] See Item 5: *"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Outstanding Credit Facilities and Other Borrowings"*.

[2] This liability relates to the Sibanye Beatrix ground swap royalty provision. See note 26 to our consolidated financial statements set forth beginning on page F-1.

[3] This liability relates to post-retirement medical benefits of Freegold employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2016.

[4] We make provision for environmental rehabilitation costs and related liabilities based on management's interpretations of current environmental and regulatory requirements. See Item 5: *"Operating and Financial Review and Prospects—Critical Accounting Policies—Provision for environmental rehabilitation"*.

Commercial Commitments

The following table provides details regarding our commercial commitments as of June 30, 2016:

		Amount of Commitments Expiring by Period			
	Total ($'million)	Less Than 12 Months July 1, 2016 to June 30, 2017 ($'million)	12-36 Months July 1, 2017 to June 30, 2019 ($'million)	36-60 Months July 1, 2019 To June 30, 2021 ($'million)	After 60 Months Subsequent June 30, 2021 ($'million)
Guarantees[1]	34	—	—	—	34
Capital commitments[2]	18	18	—	—	—
Total commitments expiring by period	51	18	—	—	33

---

[1] US$33 million of these guarantees relate to our environmental and rehabilitation obligation.

[2] Capital commitments consist only of amounts committed to external suppliers, although a total of US$35 million has been approved by the board for capital expenditures.

G. SAFE HARBOR

The information set forth under the heading *"Cautionary statement about forward-looking statements"* on the inside front cover is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The information set forth under the heading:

- *"Board of directors" and "Executive management"* on pages 19 to 24

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference.

B. COMPENSATION

The information set forth under the heading:

- *"—Governing Harmony—Remuneration report"* on pages 134 to 146

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference.

C. BOARD PRACTICES

The information set forth under the headings:

- *"—Governing Harmony—Corporate governance"* on pages 124 to 133;
- *"—Governing Harmony—Remuneration report"* on pages 134 to 146; and
- *"—Governing Harmony—Audit and risk committee chairman's report"* on pages 147 to 148

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference.

D. EMPLOYEES

The information set forth under the heading:

- *"—Harmony in Action—Employees and communities"* on pages 48 to 58

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference.

E. SHARE OWNERSHIP

The information set forth under the headings:

- *"—Governing Harmony—Remuneration report"* on pages 134 to 146; and
- *"—Shareholder information"* on pages 149 to 151

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

We are an independent gold producer, with no single shareholder exercising control. As of October 19, 2016, our issued share capital consisted of 437,479,029 ordinary shares. To our knowledge, (a) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (b) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.

The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.

Significant changes in the percentage ownership held by major shareholders in the past three years are described below under "*—Related Party Transactions*".

A list of the holders that hold 5% or more of our securities as of September 30, 2016 is set forth below:

Holder	Number of Shares	Percentage
Deutsche Bank Trust Company Americas [1]..............	197,695,031	45.19%
Van Eck Global [2]	64,548,943	14.75%
ARM Ltd. [3]...	63,632,922	14.55%
Private Investors (North America) [4]	38,922,362	8.90%
Allan Gray Unit Trust Management Ltd.	32,650,472	7.46%
Public Investment Corporation of South Africa	31 594 882	7.22%

[1] Deutsche Bank Trust Company Americas has acted as the depositary ("**Depositary**") with respect to the ADSs evidenced by ADRs as of October 10, 2011. Holding disclosed represents outstanding ADRs on September 30, 2016.

[2] Van Eck's holding of is held in in the form of ADRs and is included in (1) above.

[3] Patrice Motsepe, our Chairman, has an indirect holding in ARM Limited.

[4] Private Investors (North America)'s holding includes held in ADR form and is included in (1) above.

B. RELATED PARTY TRANSACTIONS

See note 32 "*Related Parties*", note 18 (c) "*Trade and other receivables*", note 19 *"Investments in Associates"* and note 20 *"Investment in Joint Operations"* of our consolidated financial statements, set forth beginning on page F-1.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer to Item 18: *"Financial Statements and Item 3: "Key Information—Selected Financial Data"*.

Legal Proceedings

None of our properties is the subject of pending material legal proceedings. We have experienced a number of claims and legal and arbitration proceedings incidental to the normal conduct of our business, such as the ones described below.

Silicosis (and other occupational diseases)

AngloGold Ashanti court case

On March 3, 2011, judgment was handed down in the Constitutional Court, in the case of Mr Thembekile Mankayi v AngloGold Ashanti Limited regarding litigation in terms of the ODIMWA. The judgment allows claimants, such as Mr Mankayi, to institute action against their current and former employers for damages suffered as a result of them contracting occupational diseases which result from their exposure to harmful quantities of dust while they were employed at a controlled mine as referred to in ODIMWA. In this regard, should anyone bring similar claims against Harmony in future, those claimants would need to prove that silicosis, as an example, was contracted while in the employ of the Company and that it was contracted due to negligence on the Company's part to provide a safe and healthy working environment.   The link between the cause (negligence by the Company in exposing the claimant to harmful quantities of dust while in its employ) and the effect (the silicosis) will be an essential part of any case.

If Harmony, or any of its subsidiaries were to face a significant number of such claims and the claims were suitably established against it, the payments of compensation of the claims could have a material adverse effect on Harmony or the group's results of operations and financial position. In addition, Harmony or the group may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any), and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

Consolidated class action

On August 23, 2012, Harmony and certain of its subsidiaries (Harmony defendants) were served with court papers in terms of which three former employees made application to the South Gauteng High Court to certify a class for purposes of instituting a class action against the Harmony defendants. In essence, the applicants want the court to declare them as suitable members to represent a class of current and former mineworkers for purposes of instituting a class action for certain relief and to obtain directions from the court as to what procedure to follow in pursuing the relief required against the Harmony defendants. Similar applications were also brought against various other gold mining companies for similar relief during August 2012.

On January 8, 2013, the Harmony defendants, alongside other gold mining companies operating in South Africa (collectively the respondents), was served with another application to certify two classes of persons representing a class of current and former mine workers who work or have worked on gold mines owned and/or controlled by the respondents and who allegedly contracted silicosis and/or other occupational lung diseases, and another class of dependents of mine workers who have died of silicosis and who worked on gold mines owned and/or controlled by the respondents. The Harmony defendants opposed both applications and instructed its attorneys to defend the application.

Following receipt of the aforesaid application, the Harmony defendants were advised that there was a potential overlap between the application of August 23, 2012 and the application of January 8, 2013. On October 17, 2013, the five certification applications were consolidated by order of court.

The applications were heard in October 2015. On May 13, 2016, the Johannesburg High Court ordered the certification of a silicosis class and a tuberculosis class, which are to proceed as a single class against the mining companies acted in the application. The companies requested leave to appeal to the Supreme Court of Appeal, which was granted on by the Supreme Court of Appeal on September 13, 2016. Harmony submitted its notice of appeal in respect of the transmissibility of the general damages order on July 22, 2016.

Anglo American South Africa, AngloGold Ashanti, Gold Fields, Sibanye and Harmony (the companies) announced in November 2014 that they have formed a gold mining industry working group to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. Essentially, the companies are seeking a comprehensive and sustainable solution which deals both with the legacy compensation issues and future legal frameworks which, while being fair to employees, also ensures the future sustainability of companies in the industry. The companies have engaged all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies.

The companies have engaged all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies.

Due to the limited information available on the above claim and potential other claims, and the uncertainty of the outcome of the matter, no costs estimation can as yet be made for the possible obligation.

Individual claims

On May 3, 2013, Harmony and one of its subsidiaries received a summons from Richard Spoor Attorneys on behalf of a former employee. The plaintiff is claiming US$1.7 million in damages plus interest from Harmony and one of its subsidiaries, and another gold mining group of companies. The plaintiff alleges to have contracted silicosis with progressive massive fibrosis during the course of his employment. At this stage, and in the absence of a court decision on this matter, it is not yet certain as to whether the Company will incur any costs (except legal fees) related to the above claim.

Due to the limited information available on the above claims and potential other claims, and the uncertainty of the outcome of the consolidated class certification application, no costs estimation can as yet be made for the possible obligation.

Watut River damage claims

Legal proceedings commenced in December 2010 against the Hidden Valley mine in PNG over alleged damage to the Watut River (which runs adjacent to the Hidden Valley mine), alleged to have been caused by waste rock and overburden run-off from the mine. The damages sought by the plaintiffs were not specified. The defendants intend to defend the claims. No active steps have been taken by the plaintiffs in this proceeding for more than five years. It is not practicable to make any reasonable assessment of the prospects of the plaintiffs succeeding should they proceed with these claims, nor the potential liability of the defendants if the plaintiffs were to succeed. As a result, no provision has been recognized in the financial statements for this matter.

B. SIGNIFICANT CHANGES

See Item 4: "*Information on the Company—History and Development of the Company—Recent Developments— Developments since June 30, 2016.*"

ITEM 9 THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The information set forth under the heading:

- *"Shareholder information"* on pages 149 to 150

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference.

As of October 19, 2016, there were 1,689 record holders of our 204,046,125 ADRs in the United States.

The high and low sales prices in Rand for our ordinary shares on the JSE for the periods indicated were as follows:

	Harmony Ordinary Shares (Rand per Ordinary Share)	
	High	Low
Fiscal year ended June 30, 2012		
Full Year	115.75	72.84
Fiscal year ended June 30, 2013		
First Quarter	85.71	67.50
Second Quarter	74.05	65.20
Third Quarter	75.64	53.40
Fourth Quarter	58.25	33.47
Full Year	85.71	33.47
Fiscal year ended June 30, 2014		
First Quarter	42.47	32.74
Second Quarter	36.14	24.48
Third Quarter	40.32	27.25
Fourth Quarter	35.60	27.72
Full Year	42.47	24.48
Fiscal year ended June 30, 2015		
First Quarter	35.21	24.70
Second Quarter	24.15	17.00

	Harmony Ordinary Shares (Rand per Ordinary Share)	
	High	Low
Third Quarter	35.50	20.47
Fourth Quarter	24.34	15.59
Full Year	35.50	15.59
Fiscal year ended June 30, 2016		
July 2016	65.17	54.77
August 2016	66.65	52.44
September 2016	56.27	45.72
As of October 19, 2016	47.05	40.10

On October 19, 2016, the share price of our ordinary shares on the JSE was R45.00.

Our ADSs, evidenced by ADRs, are listed on the NYSE The high and low sales prices in US dollars for our ADRs for the periods indicated, as reported on the NYSE were as follows:

	NYSE Harmony ADRs ($ per ADR)	
	High	Low
Fiscal year ended June 30, 2012		
Full Year	14.87	8.70
Fiscal year ended June 30, 2013		
First Quarter	10.34	8.21
Second Quarter	8.96	7.50
Third Quarter	8.96	5.94
Fourth Quarter	6.38	3.30
Full Year	10.34	3.30
Fiscal year ended June 30, 2014		
First Quarter	4.33	3.30
Second Quarter	3.67	2.36
Third Quarter	3.77	2.36

	NYSE Harmony ADRs ($ per ADR)	
	High	Low
Fourth Quarter	3.34	2.52
Full Year	4.33	2.36
Fiscal year ended June 30, 2015		
First Quarter..	3.29	2.16
Second Quarter	2.23	1.53
Third Quarter	3.18	1.67
Fourth Quarter	2.53	1.31
Full Year	3.29	1.31
Fiscal year ended June 30, 2016		
July 2016...	4.72	3.74
August 2016...	4.87	3.52
September 2016	4.14	3.27
As of October 19, 2016....................................	3.37	3.20

On October 19, 2016, the closing share price of our ADRs on the NYSE was US$3.23.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

The information set forth under the heading:

- *"—Shareholder information"* on pages 149 to 151

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference.

The Securities Exchange in South Africa

The JSE is the sixth largest emerging market exchange and by far the leading exchange in Africa, playing a leadership role in the continent, supporting South Africa's role as the African financial hub. It is also recognized as a leading exchange in the global resources sector.

As South Africa's only full service securities exchange, the JSE connects buyers and sellers in five different markets: equities, which includes a primary and secondary board, equity derivatives, agricultural derivatives and interest rate instruments. The JSE is one of the top 20 exchanges in the world in terms of market capitalization. The market capitalization of the JSE equities market was R15,332 billion (US$1,042 billion) at June 30, 2016. The mining market capitalization was R1,679 billion (US$114 billion) at June 30, 2016, 11% of the overall JSE market capitalization and constituted 29% in terms of value traded.

Strate Settlement

Under Strate, South Africa's Central Securities Depository ("**CSD**"), there are essentially two types of clients: controlled and non-controlled. A controlled client is one who elects to keep his shares and cash with his broker and these shares are held in custody at the broker's chosen Custodian Bank, the CSD Participant ("**CSDP**"). A non-controlled client is one who appoints his own CSDP to act as custodian on his behalf. Equity settlements take place on a contractual T+3 (where T= trade date) settlement cycle. Securities and funds become due for settlement three business days after the trade. Contractual settlement is a market convention embodied in the rules of the JSE which states that a client has a contractual obligation to cause a JSE trade to settle on settlement day. The JSE, in its capacity as Settlement Authority, ensures that all on-market trades entered into by two JSE member firms settle three days after the trade date.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

The information set forth under the heading:

- *"—Shareholder information"* on pages 149 to 152

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference.

B. MEMORANDUM OF INCORPORATION

Information on our Memorandum of Incorporation can be found in Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2014 which was filed with the SEC on October 23, 2014, is available on the SEC's website and is incorporated herein by reference.

C. MATERIAL CONTRACTS

Neither the Company nor any member of the group of which it is a party has entered into any material contracts, other than in the ordinary course of its business, during the two years immediately preceding the publication of this document.

D. EXCHANGE CONTROLS

Introduction

The following is a general outline of South African exchange controls. Investors should consult a professional adviser pertaining to the exchange control implications of their particular investments.

The Republic of South Africa's exchange control regulations provide for restrictions on the exportation capital from a Common Monetary Area member, consisting of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland. Transactions between South African residents (including corporations) and foreigners are subject to these exchange controls, which are administered by the Financial Surveillance Department of the South African Reserve Bank ("**SARB**").

Since 1995 a number of exchange control regulations have been relaxed with regard to both residents and non-residents. Following the initial reforms, ongoing relaxations have been introduced with the aim of achieving a macroprudential risk based approach to the management of foreign exchange. The reforms are being made to, among other things, enable international firms to make investments through South Africa to the rest of Africa and to further enhance opportunities for offshore portfolio diversification for resident investors. In addition, the relaxations have also significantly raised the size of the discretionary allowances available to residents for overseas transactions.

A considerable degree of flexibility is built into the system of exchange controls, and the SARB possesses substantial discretionary powers in approving or rejecting the applications that fall outside the authority granted to authorized dealers.

These comments relate to exchange controls in force at June 30, 2016. These controls are subject to change at any time, however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed by the South African government in the future.

Government Regulatory Considerations

Shares

A foreign investor may invest freely in shares in a South African company, whether listed on the JSE or not through normal banking channels against settlement in foreign currency or Rand from a non-resident rand account. A foreign investor may also sell his or her share investment in a South African company and transfer the proceeds out of South Africa without restriction. However, when the Company is not listed on the JSE, the SARB must be satisfied that the sale price of any shares reflects fair market value.

Under present South African exchange control regulations, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. No prior SARB approval is required for the transfer of proceeds to South Africa, in respect of shares listed on the JSE, provided these funds enter the country through the normal banking channels. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of those holders of ordinary shares who are not residents of the Common Monetary Area are freely remittable to those holders. Share certificates and warrant certificates held by non-residents will be endorsed with the words "non-resident."

Loans

Generally, the granting of loans to us or our subsidiaries, and our ability to borrow from non-South African sources and the repatriation of dividends, interest and royalties by us will be regulated by the Exchange Control Department of the SARB. If a foreign investor wishes to lend capital to a South African company, the prior approval of the SARB must be sought mainly in respect of the interest rate and terms of repayment applicable to such loan.

Interest on foreign loans is subject to a withholding tax of 15% and freely remittable abroad, provided the loans received prior approval from the SARB. However, this rate may be reduced depending on the applicability of a double taxation treaty.

Investments

We are required to seek approval from the SARB to use funds held in South Africa to make investments outside of South Africa.

Dividends

Dividends declared by a quoted company are subject to a withholding tax of 15% and freely transferable out of South Africa from both trading and non-trading profits earned in South Africa through a major bank as agent for the SARB to non-resident shareholders. However, this rate may be reduced depending on the applicability of a double taxation treaty.

Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a company is designated an "affected person" by the SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an "affected person" by the SARB.

If an affected entity made use of local borrowing facilities, the affected entity must apply for SARB approval prior to remitting dividends offshore. As a general rule, an affected entity that has accumulated historical losses may not declare dividends out of current profits unless and until such time that the affected entity's local borrowings do not exceed the local borrowing limit.

E. TAXATION

Certain South African Tax Considerations

The discussion set out in this section is based on current law and our interpretation thereof. Amendments to the law may change the tax treatment of acquiring, holding or disposing of our ordinary shares or ADSs, as applicable, which changes may possibly occur on a retrospective basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares or ADSs, and does not cover the tax consequences that depend upon your particular tax circumstances. This summary is not intended to be tax advice. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not residents of South Africa for tax purposes from a South African perspective. It specifically excludes the tax consequences for persons who are not residents of South Africa for tax purposes whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or who is not the beneficial recipient of the dividends, or where the source of the transaction or dividends is deemed to be in South Africa. In addition, it does not cover the tax consequences for a holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United States of America signed on February 17, 1997 ("**US Treaty**"). It also assumes that the holders hold the ordinary shares or ADSs on capital account (that is, for investment purposes) as opposed to on revenue account (that is for speculative purposes, as trading stock). Recently the Supreme Court of Appeal in South Africa indicated that gains will be on revenue account if they are derived as part of a business in carrying out a scheme of profit making. We recommend that you consult your own tax adviser concerning the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation.

Dividends

With effect from April 1, 2012, South Africa introduced a Dividends Tax, which is a withholding tax on dividends borne by the shareholder receiving the dividend. The rate at which Dividends Tax is levied is 15%. Dividends Tax is imposed on, amongst others, non-resident shareholders, and it is withheld by the company declaring and paying the dividend to its shareholders or the regulatory intermediary, as the case may be, as a withholding agent.

Article 10 of the US Treaty provides that a dividend paid by a company that is a resident of South Africa for tax purposes to a resident of the US for tax purposes may be taxed in the US. Article 10 of the US Treaty further provides that such a dividend may also be taxed in South Africa. However, the tax charged in South Africa may not exceed 5% of the gross amount of the dividends if the beneficial owner is a company that holds directly at least 10% of the voting stock of the South African company paying the dividends. In all other cases, the US Treaty provides for a withholding tax of 15% of the gross amount of the dividends.

With effect from January 1, 2012 it is deemed that an amount will be derived by a person from a source within South Africa if the amount constitutes a dividend received by or accrued to that person.

Capital Gains Tax

Capital Gains Tax ("**CGT**") was introduced in South Africa with effect from October 1, 2001. In the case of an individual, 40% in respect of years of assessment commencing 1 March 2016 (previously 33.3%) of the capital gain is included in the individual's taxable income (effectively 16.4% (previously 13.65%) should the individual pay tax at the marginal rate). In the case of a corporate entity or trust, 80% in respect of years of assessment commencing 1 March 2016 (previously 66.6%) of such gain is included in its taxable income (effectively a rate of 22.4% (previously 18.6%) for a corporate entity and 32.8% (previously 27.3%) for a trust). CGT is only applicable to non-residents if the proceeds from the sale are attributable to a permanent establishment of the non-resident shareholder. The US Treaty (which will prevail in the event of a conflict) provides that the US holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle applies with reference to the payment of income tax. Accordingly, income tax is only payable to the extent that the gain is attributable to the carrying on of a business in South Africa through a permanent establishment situated in South Africa. The current corporate rate is equal to 28%. Any gains realized on the disposal of equity shares are automatically deemed to be of a capital nature if the equity shares have been held for a continuous period of at least three years. Such provision applies automatically and is not elective. However, this deeming provision does not include an ADS.

Generally the domestic laws of South Africa provide that an amount received or accrued in respect of the disposal of an asset that constitutes immovable property held by that person or any interest or right of whatever nature of that person to or in intellectual property where that property is situated in South Africa is deemed to have been sourced in South Africa and be subject to South African tax. It includes the disposal of any equity shares held by a person in a company if:

- 80% or more of the market value of the equity shares, ownership or right to ownership or vested interest, as the case may be, at the time of disposal thereof is attributable directly or indirectly to immovable property held otherwise than as trading stock; and

- the person directly or indirectly holds at least 20% of the equity shares in the company or ownership or right to ownership of the other entity.

The provisions of the US Treaty override the deemed source rules to the extent applicable. Article 13 of the US Treaty provides that South Africa is entitled to tax a gain that is attributable to the alienation of real property situated in South Africa, which concept includes the equivalent of a US real property interest, even if held through means of shares.

Securities Transfer Tax

Security Transfer Tax ("**STT**") is payable in respect of the transfer of any security issued by a South African company. STT is levied at a rate of 0.25% of the taxable amount of the security concerned (generally the market value). A security is defined to include a depository receipt in a company, in addition to shares in a company. STT is not payable on the issue of any security.

Although ADSs in respect of our shares are not listed on the JSE, reference is specifically made to the transfer of depository receipts in a South African company. As a consequence, STT will therefore be payable on the transfer of ADSs. In addition, the process of depositing shares listed on the JSE in return for ADSs, or withdrawing such shares from the deposit facility, may attract STT as and when the shares are transferred to or from the depository institution.

STT is payable by the broker or participant if a transaction is effected through a stockbroker or an exchange participant, but it may be recovered from the person acquiring the beneficial ownership of the rights concerned. In other instances, STT is payable by the person acquiring beneficial ownership.

STT is also payable on the subsequent redemption or cancellation of shares or ADSs.

Interest

South Africa has imposed a withholding tax on interest paid by any person to or for the benefit of any foreign person to the extent that the interest is regarded as having been received or accrued from a source within South Africa at the rate of 15% with effect from March 1, 2015. In terms of the US Treaty this rate is reduced to zero. However, the rate may change to 5% or 10% once the US Treaty is renegotiated.

Withholding tax on Service Fees

The proposed withholding tax on service fees at the rate of 15% was withdrawn in the 2016 Budget. The withholding tax on service fees has apparently introduced unforeseen issues, including uncertainty on the application of domestic tax law and taxing rights under tax treaties. The withholding tax on service fees is rather now dealt by way of the fact that these types of arrangements must be reported. Transactions between residents and non-residents must thus be reported if they relate to consultancy, construction, engineering, installation, logistical, managerial, supervisory, technical or training services, in circumstances where the expenditure exceeds or is anticipated to exceed R10 million in aggregate and does not otherwise qualify as remuneration.

Capitalization Shares

Capitalization shares issued to holders of shares in lieu of cash dividends are currently not subject to Dividends Tax. However, these shares have a base cost of zero.

Voting Rights

There are no limitations imposed by South African law or by our charter on the right of non-resident or foreign owners to hold or vote our ordinary shares.

Certain Material United States Federal Income Tax Considerations

Except as described below under the heading "—Non-US Holders," the following is a discussion of certain material US federal income tax consequences for a US holder of purchasing, owning, and disposing of the ordinary shares (for purposes of this summary, references to the ordinary shares include the ADSs, unless the context otherwise requires).

You will be a "**US holder**" if you are a beneficial owner of ordinary shares and you are:

- an individual who is a citizen or resident of the United States;

- a corporation (or other entity taxable as a corporation for US federal income tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia;

- an estate whose income is subject to US federal income tax regardless of its source; or

- a trust if: (i) a US court can exercise primary supervision over the trust's administration and one or more US persons are authorized to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

A "**non-US holder**" is a beneficial owner of ordinary shares that is not a US holder for US federal income tax purposes. If you are a "non-US holder," the discussion below under "Non-US Holders" will apply to you.

This summary is based on the US Internal Revenue Code of 1986, as amended, (the "**Code**"), its legislative history, existing and proposed US Treasury regulations, published Internal Revenue Service rulings, and court decisions that are now in effect, any and all of which are subject to differing interpretations and which could be materially and adversely changed. Any such change could apply retroactively and could affect the continued validity of this summary. This summary does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ordinary shares. In particular, this summary deals only with US holders that will hold the ordinary shares as capital assets within the meaning of Section 1221 of the Code. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold the ordinary shares as a hedge against currency risk or as a position in a "straddle" or conversion transaction, tax-exempt organization, person whose "functional currency" is not the US dollar, person liable for alternative minimum tax, or a person who owns directly, indirectly or by attribution, at least 10% of our stock. This summary also does not address any aspect of US federal non-income tax laws, such as gift or estate tax laws, or state, local, or non-US tax laws, or, except as discussed below, any tax reporting obligations of a holder of our ordinary shares.

If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) is a beneficial owner of the ordinary shares, the US federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the ordinary shares that is a partnership and partners in such a partnership should consult their own tax advisors about the US federal income tax consequences of acquiring, holding, and disposing of the ordinary shares.

In general, if you hold ADSs, you will be treated as the holder of the ordinary shares represented by those ADSs for US federal income tax purposes.

We believe that we will not be a passive foreign investment company ("**PFIC**"), for US federal income tax purposes for the current taxable year. However, we cannot assure you that we will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is based on the types of income we earn and the value of our assets and cannot be made until the close of the applicable tax year. If we were currently or were to become a PFIC, US holders of ordinary shares would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

Each prospective purchaser should consult his or her tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning, or disposing of shares or ADSs.

Taxation of Distributions Paid on Ordinary Shares

Subject to the discussion in "—Passive Foreign Investment Company Rules" below, under US federal income tax laws, if you are a US holder, the gross amount of dividends that you receive in cash (or that are part of a distribution that any shareholder has the right to receive in cash) in respect of the ordinary shares generally will be subject to US federal income taxation as dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). You must include the amount of any South African tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends received by certain non-corporate US holders will generally be taxed at a maximum rate of 20%, where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a "qualified foreign corporation", and we believe that we are, and will continue to be, a "qualified foreign corporation" for US federal income tax purposes. Holders of ordinary shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances. Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from certain US corporations.

Dividends paid in South African Rand will be included in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you receive (or the depository receives, in the case of the ADSs) the dividend, regardless of whether the payment is in fact converted into US dollars. If the foreign currency received as a dividend is not converted into US dollars on the date of receipt, a US holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitations. You should generally not be required to recognize any foreign currency gain or loss to the extent such dividends paid in South African Rand are converted into US dollars immediately upon receipt by the applicable party. If we distribute non-cash property as a dividend, you generally will include in income an amount equal to the fair market value of the property, in US dollars, on the date that it is distributed. Subject to certain limitations, a US holder may be entitled to a credit or deduction against its US federal income taxes for the amount of any South African taxes that are withheld from dividend distributions made to such US holders. The decision to claim either a credit or deduction must be made annually and will apply to all foreign taxes paid by the US holder to any foreign country or US possession with respect to the applicable tax year.

Dividends received from us will generally be income from non-United States sources, for US foreign tax credit purposes, subject to various classifications and other limitations. The rules relating to computing foreign tax credits are complex. You should consult your own tax advisor to determine the foreign tax credit implications of owning ordinary shares.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and, to the extent in excess of such basis, will be treated thereafter as capital gain from the sale or exchange of such ordinary shares.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion in "—Passive Foreign Investment Company Rules" below, if you are a US holder and you sell or otherwise dispose of your ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the US dollar value of the amount you receive on the sale and your adjusted tax basis in the ordinary shares, determined in U.S dollars. Such gain or loss generally will be long-term capital gain or loss if you held the ordinary shares for more than one year. After January 1, 2013, long-term capital gain recognized by a non-corporate US holder is generally subject to a maximum tax rate of 15% but may be as high as 20%. In general, any capital gain or loss recognized upon the sale or exchange of ordinary shares will be treated as US source income or loss, as the case may be, for US foreign tax credit purposes. Your ability to offset capital losses against income is subject to limitations.

Deposits and withdrawals of ordinary shares by US holders in exchange for ADSs will not result in the realization of gain or loss for US federal income tax purposes.

To the extent that you incur South African securities transfer tax in connection with a transfer or withdrawal of ordinary shares as described under *"— Certain South African Tax Considerations—Securities Transfer Tax"* above, securities transfer tax will not be a creditable tax for US foreign tax credit purposes.

Medicare Tax on Unearned Income

US holders that are individuals, estates, or trusts and whose income exceed certain thresholds will be required to pay an additional 3.8% tax on "net investment income," including, among other things, dividends on and capital gains from the sale or other disposition of ordinary shares. US holders that are individuals, estates, or trusts should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our ordinary shares.

Non-US Holders

If you are a non-US holder of the ordinary shares, you generally will not be subject to US federal income or withholding tax on dividends received on such ordinary shares, unless such income is effectively connected with your conduct of a trade or business in the United States, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to US federal income taxation on a net income basis. In such cases, you generally will be taxed in the same manner as a US holder and will not be subject to US federal income tax withholding. If you are a corporate non-US holder, "effectively connected" dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

If you are a non-US holder of the ordinary shares, you will also generally not be subject to US federal income or withholding tax in respect of gain realized on the sale of such ordinary shares, unless: (i) such gain is effectively connected with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to US federal income taxation on a net income basis or (ii) in the case of gain realized by an individual non-US holder, you are present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. In the first case, the non-US holder will be taxed in the same manner as a US holder. In the second case, the non-US holder will be subject to US federal income tax at a rate of 30% on the amount by which such non-US holder's US-source capital gains exceed such non-US holder's US-source capital losses. If you are a corporate non-US holder, "effectively connected" gains may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

Passive Foreign Investment Company Rules

We believe that our ordinary shares will not be treated as stock of a PFIC for US federal income tax purposes for the current tax year. The determination of whether or not we are a PFIC is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value of our assets (including goodwill), both of which are subject to change. In calculating goodwill for this purpose, we will value our total assets based on the total market value, determined with reference to the then-market price of the ordinary shares, and will make determinations regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the market price of the ordinary shares, it is subject to change. It is possible that the US Internal Revenue Service may challenge our valuation of our assets (including goodwill), which may result in us being classified as a PFIC. Thus, it is possible that we may be or become a PFIC in the current or any future taxable year, and we cannot assure you that we will not be considered a PFIC in any such tax year.

In general, if you are a US holder, we will be a PFIC with respect to you if for any taxable year in which you held the ordinary shares:

- at least 75% of our gross income for the taxable year is passive income; or

- at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), the excess of gains over losses from certain types of transactions in commodities, annuities, and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income.

If we are treated as a PFIC, and you are a US holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

- any gain you realize on the sale or other disposition of your ordinary shares; and

- any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares during the three preceding taxable years or, if shorter, your holding period for the ordinary shares).

Under these rules:

- the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares;

- the amount allocated to the taxable year in which you realized the gain or received the excess distribution will be taxed as ordinary income;

- the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate applicable to you in effect for that year; and

- the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election in a timely fashion, you generally will not be subject to the PFIC rules described above in respect to your ordinary shares. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares at the end of your taxable year over your adjusted basis in your ordinary shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares over the fair market value at the end of your taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain on a sale or other disposition of the ordinary shares will be treated as ordinary income.

We do not intend to furnish you with the information that you would need in order to make a "qualified electing fund" election to include your share of our income on a current basis.

If you own ordinary shares during any year that we are a PFIC, you must file US Internal Revenue Service Form 8621 (whether or not a mark-to-market election is made) that describes the distribution received on the ordinary shares and the gain realized on the disposition of the ordinary shares. The reduced tax rate for dividend income, discussed above in "Taxation of Distributions Paid on Ordinary Shares," is not applicable to dividends paid by a PFIC.

The rules dealing with PFICs and the mark-to-market election are very complex and affected by various factors in addition to those described above. Accordingly, you should consult your own tax advisor concerning the application of the PFIC rules to your ordinary shares under your particular circumstances.

US Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries are subject to information reporting and may be subject to backup withholding, currently at a rate of 28%, unless the holder: (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax, and the amount of any backup withholding from a payment will be allowed as a credit against the US holder's or the non-US holder's US federal income tax liability provided that the appropriate returns are filed. A non-US holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on Internal Revenue Service Forms W-8BEN or W-8BEN-E, as applicable.

Information with Respect to Foreign Financial Assets

US holders of "specified foreign financial assets" with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) are generally required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the ordinary shares.

THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING, AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN LAWS, AND PROPOSED CHANGES IN APPLICABLE LAWS.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Our current Memorandum of Incorporation may be examined at our principal place of business at: Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1759, South Africa.

We also file annual and furnish interim reports and other information with the SEC. You may read and copy any reports or other information on file at the SEC's public reference room at the following location:

Public Reference Room

100 F Street, NW

Room 1580

Washington D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings are also available to the public from commercial document retrieval services. We file electronically with the SEC, and the documents it files are available on the website maintained by the SEC at www.sec.gov.

This Annual Report on Form 20-F reports information primarily regarding Harmony's business, operations and financial information relating to the fiscal year ended June 30, 2016. For more recent updates regarding Harmony, you may inspect any reports, statements or other information that Harmony files with the SEC.

No material on the Harmony website forms any part of this Annual Report on Form 20-F.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the heading *"Cautionary statement about forward-looking statements"* on the inside front cover is incorporated herein by reference.

General

We are exposed to market risks, including credit risk, foreign currency risk, commodity price risk and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, we may enter into derivative financial instruments to manage these exposures. We have policies in areas such as counterparty exposure and hedging practices, which have been approved by our audit committee. We do not hold or issue derivative financial instruments for trading or speculative purposes.

We did not apply hedge accounting to incidental hedges held in the past.

In accordance with IAS 39 — Financial Instruments: Recognition and Measurement, we account for our derivative financial instruments as hedging transactions if the following criteria are met:

- in the case of a hedge of an anticipated future transaction, there is a high probability that the transaction will occur,

- and in the case of a cash flow hedge, the hedging instrument is expected to be highly effective.

Foreign Currency Sensitivity

In the ordinary course of business, we enter into transactions denominated in foreign currencies (primarily US dollars, Australian dollars and Kina). In addition, we incur investments and liabilities in US dollars, Australian dollars and PNG Kina from time to time. As a result, we are subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. We do not generally hedge our exposure to foreign currency exchange rates.

In fiscal 2016 however, Harmony entered into foreign exchange hedging contracts in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert the US dollars we receive on our gold sales to Rand. At June 30, 2016, the nominal amount of the hedging contracts is US$500 million and is spread over a 12 month period with a weighted average cap price of US$1=R18.27 and weighted average floor price of US$1=R15.55.

Our revenues and costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar because gold is generally sold throughout the world in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies. Appreciation of the Rand and other non-US currencies against the US dollar increases working costs at our operations when those costs are translated into US dollars, which reduces operating margins and net income from our operations. Depreciation of the Rand and other non-US currencies against the US dollar reduces these costs when they are translated into US dollars, which increases operating margins and net income from our operations. See Item 3:*"Key Information—Exchange Rates"* and *"Key Information—Risk Factors—Foreign exchange fluctuations could have a material adverse effect on Harmony's operational results and financial condition"*.

We did not have any currency contracts in place as of June 30, 2015 and 2014.

Commodity Price Sensitivity

General

The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market prices of our ordinary shares.

Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we do not have any control. See Item 3: *"Key Information—Risk Factors—The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations"*. The aggregate effect of these factors, all of which are beyond our control, is impossible for us to predict.

Harmony's Hedging Policy

As a general rule, we sell our gold production at market prices. We generally do not enter into forward sales, commodity, derivatives or hedging arrangements to establish a price in advance for the sale of our future gold production.

However, subsequent to June 30, 2016, Harmony entered into short term gold forward sale contracts for a total of 432,000 ounces over a period of 24 months. These contracts manage variability of cash flows for approximately 20% of the Group's total production and were concluded at an average gold price of R682,000/kg. Harmony will apply cash flow hedge accounting to these contracts as we believe they are effective hedges.

Commodity Sales Agreements

We did not have any forward commodity sales agreements in place during fiscal 2016, 2015 or 2014.

Interest Rate Sensitivity

Our interest rate risk arises mainly from long-term borrowings. We have variable interest rate borrowings. Variable rate borrowings expose us to cash flow interest rate risk. Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.

Sensitivity analysis—borrowings

A change of 100 basis points in interest rates on borrowings at June 30, 2016, 2015 and 2014 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30,		
	2016	**2015**	**2014**
	($ in millions)		
Increase in 100 basis points..	(2)	(3)	(3)
Decrease in 100 basis points	2	3	3

Sensitivity analysis – financial assets

A change of 100 basis points in interest rates on financial assets at June 30, 2016, 2015 and 2014 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30,		
	2016	**2015**	**2014**
	($ in millions)		
Increase in 100 basis points..	2	3	3
Decrease in 100 basis points	(2)	(3)	(3)

For further information on sensitivities, see note 4 "*Financial Risk Management*" to our consolidated financial statements set forth beginning on page F-1.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DESCRIPTION OF DEBT SECURITIES

Not applicable.

B. DESCRIPTION OF WARRANTS AND RIGHTS

Not applicable.

C. DESCRIPTION OF OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

On October 7, 2011, Harmony appointed Deutsche Bank Trust Company Americas in place of The Bank of New York Mellon as its Depositary for the ADSs evidenced by ADRs. A copy of our form of amended and restated deposit agreement (the "**Deposit Agreement**") among the Depositary, owners and beneficial owners of ADRs and Harmony was filed with the SEC as an exhibit to our Form F-6 filed on September 30, 2009.

The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.

The principal terms regarding fees and charges that an ADR holder might have to pay, as well as any fee and other payments made by the Depositary to us as part of the Deposit Agreement, are summarized below.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• The execution and delivery of ADRs • The surrender of ADRs
$.02 (or less) per ADS	• Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
Registration or transfer fees	• Transfer and registration of equity shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement) • Converting foreign currency
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

In addition, ADR holders must pay any tax or other governmental charge payable by the Depositary or its custodian on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may:

- refuse to effect any transfer of such ADRs or any withdrawal of ADSs;
- withhold any dividends or other distributions; or
- sell part or all of the ADSs evidenced by such ADR,

and may apply dividends or other distributions or the proceeds of any sale in payment of the outstanding tax or other governmental charge. The ADR holder remains liable for any shortfall.

Fees and payments made by the Depositary

The Depositary has agreed to reimburse Harmony for expenses Harmony incurs that are related to the maintenance expenses of our ADR facility. The Depositary has agreed to reimburse Harmony for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse Harmony annually for certain investor relationship programs or special investor relations promotional activities. The amount of reimbursement available to Harmony is not necessarily tied to the amount of fees the Depositary collects from investors.

During the fiscal year ended June 30, 2016, Harmony received net direct and indirect payments of approximately $0.725 million from the Depositary.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

As of June 30, 2016, our management, with the participation of our Chief Executive Officer ("**CEO**") and Chief Financial Officer ("**CFO**"), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our "disclosure controls and procedures". Based on the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2016.

B. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Harmony's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in "*Internal Control —Integrated Framework* (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("**COSO**"). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2016, and has concluded that such internal control over financial reporting was effective based upon those criteria.

PricewaterhouseCoopers Inc., an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony's internal control over financial reporting as of June 30, 2016.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

See report of PricewaterhouseCoopers Inc., an independent registered public accounting firm, which is included on page F-2 of exhibit 99.1. The consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2016 Form 20-F.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in Harmony's internal control over financial reporting that occurred during fiscal 2016 that has materially affected or is reasonably likely to materially affect, Harmony's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. John Wetton, independent non-executive chairman of the audit and risk committee, is regarded as being the Company's "audit committee financial expert" as defined by the rules of the SEC.

In addition, the audit committee members through their collective experience meet a majority of the definitions of the SEC for an "audit committee financial expert" in both the private and public sectors. The members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of IFRS, overseeing the preparation, audit and evaluation of financial statements. We believe that the combined knowledge, skills and experience of the Audit Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group and under the guidance of Mr. Wetton, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act.

ITEM 16B. CODE OF ETHICS

The information set forth under the heading:

- "—Governing Harmony—Corporate governance—Code of conduct" on pages 131 and 132

of the Integrated Annual Report for the 20-F 2016 is incorporated herein by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. AUDIT FEES

The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2015	US$	1.652 million
Fiscal year ended June 30, 2016	US$	1.477 million

B. AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2015	US$	0.001 million
Fiscal year ended June 30, 2016	US$	0.001 million

Fees related to interim reviews.

C. TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2015	US$	0.088 million
Fiscal year ended June 30, 2016	US$	0.039 million

Services comprised advice on disclosure for completion of certain tax returns.

D. ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above, and relate primarily to sustainability assurance services:

Fiscal year ended June 30, 2015 .... US$ 0.059 million

Fiscal year ended June 30, 2016 .... US$ 0.073 million

E. AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee pre-approves our engagement of PricewaterhouseCoopers Inc. to render audit or non-audit services in terms of its non-audit services policy. All of the services described above were approved in terms of the Company's delegation of authority framework and the audit committee's policy on non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Significant ways in which Harmony's corporate governance practices differ from practices followed by US domestic companies under the listing standards of the NYSE.

Foreign private issuers, such as Harmony, must briefly highlight any significant ways in which their corporate governance practices differ from those followed by US domestic companies subject to the listing standards of the NYSE. Set out below is a brief summary of the significant differences.

US domestic companies are required to have a nominating/corporate governance committee and all members of this committee must be non-executive directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be nonexecutive directors, the majority of whom must be independent. Harmony has a Nomination Committee comprised of five non-executive board members. The lead independent non-executive director serves as chairman of the Nomination Committee. For US domestic companies, the chairperson of this committee is required to be the chairperson of the board of directors. The current chairman of our board of directors, Patrice Motsepe, is chairman of one of Harmony's largest shareholders, African Rainbow Minerals Limited, and is thus not independent. He is, however, in terms of South African governance practices, a member of the Nomination Committee. The lead independent non-executive director was re-appointed in August 2016.

US domestic companies are required to have a compensation committee composed entirely of independent directors. Harmony has appointed a Remuneration Committee, comprising six board members, all of whom are non-executive and five of whom are independent.

The non-executive directors of US domestic companies must meet at regularly scheduled executive sessions without management. Although the JSE Listing Requirements do not require such meetings, the board meets without executives after each board meeting. The board also has unrestricted access to all company information, records, documents and property. Directors may, if necessary, take independent professional advice at the Company's expense and non-executive directors have access to management and may meet separately with management, without the attendance of executive directors.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

GLOSSARY OF MINING TERMS

The following explanations are not intended as technical definitions, but rather are intended to assist the general reader in understanding certain terms as used in this annual report.

Alluvial: the product of sedimentary processes in rivers, resulting in the deposition of alluvium (soil deposited by a river).

All-in sustaining costs: all-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs as well as transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: LED expenditure for continuing operations, share-based payments for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including OCD expenditure and rehabilitation accretion and amortization for continuing operations. Depreciation costs are excluded. All-in sustaining costs per ounce are attributable all-in sustaining costs divided by attributable ounces of gold sold.

Auriferous: a substance that contains gold (Au).

Beneficiation: the process of adding value to gold products by transforming gold bullion into fabricated gold products.

By-products: Any products emanating from the core process of producing gold, including silver and uranium in South Africa and copper, silver and molybdenum in Papua New Guinea.

Carbon in leach (CIL): Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. Granules are separated from the slurry and treated to remove the gold.

Carbon In Pulp (CIP): Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry passes into the CIP circuit where carbon granules are mixed with the slurry and gold is absorbed onto the carbon. Granules are separated from the slurry and treated to remove gold.

Carbon In Solution (CIS): a process similar to CIP except that the gold, which has been leached by the cyanide into solution, is separated by the process of filtration (solid/liquid separation). The solution is then pumped through six stages where the solution comes into contact with the activated carbon granules.

Cash costs: total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and include royalties and production taxes. Depreciation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce are attributable total cash costs divided by attributable ounces of gold produced.

Conglomerate: a coarse-grained classic sedimentary rock, composed of rounded to sub-angular fragments larger than 2mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.

Cut-off grade: minimum grade at which a unit of ore will be mined to achieve the desired economic outcome.

Decline: an inclined underground access way.

Depletion: the decrease in quantity of ore in a deposit or property resulting from extraction or production.

Development: process of accessing an orebody through shafts or tunneling in underground mining.

Electro-winning: the process of removing gold from solution by the action of electric currents.

Elution: removal of the gold from the activated carbon before the zinc precipitation stage.

Exploration: activities associated with ascertaining the existence, location, extent or quality of mineralized material, including economic and technical evaluations of mineralized material.

Fabricated gold: gold on which work has been performed to turn it into a product, such as jewelry, which differs from a pure investment product, such as a gold bullion bar.

Footwall: the underlying side of a fault, orebody or stope.

Forward sale: the sale of a commodity for delivery at a specified future date and price.

Gold reserves: the gold contained within proved and probable reserves on the basis of recoverable material (reported as mill delivered tons and head grade).

Gold produced: refined gold derived from the mining process, measure in ounces or kilograms in saleable form.

Grade: quantity of gold contained in a unit weight of gold-bearing material, generally expressed in ounces per short ton of ore.

Greenfield: a potential mining site of unknown quality.

Head grade: the grade of the ore as delivered to the metallurgical plant.

Indicated mineral resource: Part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information using appropriate techniques from outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but close enough for continuity to be assumed.

Inferred mineral resource: Part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

Leaching: dissolution of gold from crushed or milled material, including reclaimed slime, prior to absorption on to activated carbon.

Level: the workings or tunnels of an underground mine that are on the same horizontal plane.

Measured mineral resource: part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information using appropriate techniques from outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

Measures: conversion factors from metric units to US units are provided below.

Metric unit		US equivalent
1 tonne	= 1 t	= 1.10231 short tons
1 gram	= 1 g	= 0.03215 ounces
1 gram per tonne	= 1 g/t	= 0.02917 ounces per short ton
1 kilogram per tonne	= 1 kg/t	= 29.16642 ounces per short ton
1 kilometer	= 1 km	= 0.621371 miles
1 meter	= 1 m	= 3.28084 feet
1 centimeter	= 1 cm	= 0.3937 inches
1 millimeter	= 1 mm	= 0.03937 inches
1 hectare	= 1 ha	= 2.47105 acres

Metallurgical plant: a processing plant used to treat ore and extract the contained gold.

Mill delivered tons: a quantity, expressed in tons, of ore delivered to the metallurgical plant.

Milling/mill: the comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

Mineralization: the presence of a target mineral in a mass of host rock.

Mineralized material: a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Mineral reserves: that part of mineralized material which at the time of the reserve determination could be economically and legally extracted or produced. Mineral reserves are reported as general indicators of the life-of-mineralized materials. Changes in reserves generally reflect:

• development of additional reserves;

• depletion of existing reserves through production;

• actual mining experience; and

• price forecasts.

Grades of ore actually processed may be different from stated reserve grades because of geologic variation in different areas mined, mining dilution, losses in processing and other factors. Recovery rates vary with the metallurgical characteristics and grade of ore processed. Neither reserves nor projections of future operations should be interpreted as assurances of the economic life-of-mineralized material nor of the profitability of future operations.

Open-pit/Opencast/Open cut: mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Ore: a mixture of mineralized material from which at least one of the contained minerals can be mined and processed at an economic profit.

Ore grade: the average amount of gold contained in a ton of gold bearing ore expressed in ounces per ton.

Orebody: a well-defined mass of mineralized material of sufficient mineral content to make extraction economically viable.

Ounce: one Troy ounce, which equals 31.1035 grams.

Overburden: the soil and rock that must be removed in order to expose an ore deposit.

Overburden tons: tons that need to be removed to access an ore deposit.

Placer: a sedimentary deposit containing economic quantities of valuable minerals mainly formed in alluvial environments.

Precipitate: the solid product of chemical reaction by fluids such as the zinc precipitation referred to below.

Probable reserves: reserves for which quantity and grade and/or quality are computed from information similar to that used for proved reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proved reserves, is high enough to assume continuity between points of observation.

Prospect: an area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Prospecting license: an area for which permission to explore has been granted.

Proved reserves: reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite: a brassy-colored mineral of iron sulphide (compound of iron and sulfur).

Quartz: a mineral compound of silicon and oxygen.

Recovery grade: the actual grade of ore realized after the mining and treatment process.

Reef: a gold-bearing sedimentary horizon, normally a conglomerate band, which may contain economic levels of gold.

Refining: the final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Rehabilitation: the process of restoring mined land to a condition approximating its original state.

Sampling: taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

Shaft: a shaft provides principal access to the underground workings for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a surface hoist system that lowers and raises conveyances for men, materials and ore in the shaft. A shaft generally has more than one conveyancing compartment.

Slimes: the finer fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.

Slurry: a fluid comprising fine solids suspended in a solution (generally water containing additives).

Smelting: thermal processing whereby molten metal is liberated from beneficiated mineral or concentrate with impurities separating as lighter slag.

Spot price: the current price of a metal for immediate delivery.

Stockpile: a store of unprocessed ore.

Stope: the underground excavation within the orebody where the main gold production takes place.

Stripping: the process of removing overburden to expose ore.

Sulphide: a mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite, FeS.

Syncline: a basin-shaped fold.

Tailings: finely ground rock from which valuable minerals have been extracted by milling.

Tailings dam (slimes dam): Dam facilities designed to store discarded tailings.

Ton: one ton is equal to 2,000 pounds (also known as a "short" ton).

Tonnage: quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne: one tonne is equal to 1,000 kilograms (also known as a "metric" ton).

Trend: the arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.

Unconformity: the structural relationship between two groups of rock that are not in normal succession.

Waste: ore rock mined with an insufficient gold content to justify processing.

Waste rock: the non-mineralized rock and/or rock that generally cannot be mined economically that is hoisted to the surface for disposal on the surface normally close to the shaft on an allocated dump.

Yield: the actual grade of ore realized after the mining and treatment process.

Zinc precipitation: a chemical reaction using zinc dust that converts gold solution to a solid form for smelting into unrefined gold bars.

PART III

ITEM 17 FINANCIAL STATEMENTS

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The following consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2016 Form 20-F:

- Index to Financial Statements;
- Report of Independent Registered Public Accounting Firm; and
- Consolidated Financial Statements.

ITEM 19. EXHIBITS

1.1   Memorandum of Incorporation of Harmony (previously known as Memorandum and Articles of Association) (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014)

2.1   Notice to shareholders dated October 26, 2016 in respect of the annual general meeting to be held on November 25, 2016

2.2   Deposit Agreement among Harmony, Deutsche Bank Trust Company Limited, as Depositary, and owners and holders of American Depositary Receipts, dated as of October 7, 2011 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

2.3   Form of ADR (included in Exhibit 2.2) (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

4.1   Harmony (2003) Share Option Scheme, as amended (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005)

4.2   Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated February 16, 2009 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009

4.3   Hidden Valley Joint Venture Agreement dated May 22, 2008 between Morobe Consolidated Goldfields Limited, Newcrest PNG 1 Limited and Hidden Valley Services Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009)

4.4   Master Co-operation Agreement dated on or about August 5, 2008 between Hidden Valley Services Limited, Wafi-Golpu Services Limited, Morobe Exploration Services Limited, Harmony Gold (PNG Services) Pty Limited and Newcrest Mining Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009)

4.13   Subscription, Sale and Shareholders' Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.14   First Addendum to the Subscription, Sale and Shareholders' Agreement dated May 28, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.15   Second Addendum to the Subscription, Sale and Shareholders' Agreement dated July 10, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.17   Contractor Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited and ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.18   Services Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.19   Sale of Property Agreement dated March 20, 2013 between ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.20   Agreement of Lease dated March 20, 2013 between ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.21   Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.22   Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.23   Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.24   Borrower Pledge and Cession Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.25   Cashflow Waterfall Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited and Business Venture Investments No. 1688 Proprietary Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.26	Addendum to the Cashflow Waterfall Agreement dated May 28, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited and Business Venture Investments No. 1688 Proprietary Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)
4.27	Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)
4.28	Addendum to the Term Loan Facility Agreement dated May 23, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)
4.29	Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)
4.30	Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)
4.31	Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)
4.32	Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)
4.33	Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)
4.34	Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)
4.35	Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)
4.36	Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)
4.37	Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)
4.38	Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)
4.39	Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for

the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.40   Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.41   Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.42   Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.49   Harmony 2006 Share Scheme (2015 Amended Version) (as approved by shareholders on November 23, 2015

4.51   First Addendum to the Exchange and Sale of Mining Right Portions Agreement dated April 16, 2014 between Armgold/Harmony Freegold Joint Venture Company Proprietary Limited and Sibanye Gold Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014)

4.52   Reinstatement and Second Addendum to the Exchange and Sale of Mining Right Portions Agreement dated May 6, 2014 between Armgold/Harmony Freegold Joint Venture Company Proprietary Limited and Sibanye Gold Limited (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014)

4.53   Amended Trust Deed of the Tlhakanelo Employee Share Trust between Harmony Gold Mining Company Limited and Riana Bisschoff, dated March 14, 2014 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014)

4.54   Harmony 2006 Share Scheme (2016 Amended Version) – marked up version to be presented to the shareholders for approval at the annual general meeting to be held on November 25, 2016

4.55   Revolving credit facility agreement of up to USD250,000,000 dated December 22, 2014 for Harmony Gold Mining Company Limited arranged by ABSA Bank Limited and Nedbank Limited (acting through its Nedbank Capital Division) with Nedbank Limited (acting through its Nedbank Capital Division) acting as Facility Agent (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2015, filed on October 23, 2015)

4.56   Annexure A to Exhibit 4.55 - Transfer Certificate dated May 5, 2015 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2015, filed on October 23, 2015)

4.57   Annexure B to Exhibit 4.55 - Accession Deed dated May 6, 2015 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2015, filed on October 23, 2015)

4.58   Amendment and Restatement Agreement amongst Harmony Gold Mining Company Limited, the Original Guarantors listed in Schedule 1 hereto, Nedbank Limited (acting through its Nedbank Capital and Nedbank Corporate divisions) (as Arranger and Original Lender) and Nedbank Limited (acting through its Nedbank Capital division) (as Facility Agent), dated February 5, 2015 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2015, filed on October 23, 2015)

4.59   Amendment and Restatement Agreement between Harmony Gold Mining Company Limited, the Original Guarantors listed in Part 1 of Schedule 1 hereto, the Additional Guarantors listed in Part 2 of Schedule 1 hereto, Absa Bank Limited (acting through its Corporate and Investment Banking division), Nedbank Limited (acting through its Corporate and Investment Banking division), Nedbank Limited (acting through its London branch), HSBC Bank Plc – Johannesburg Branch (registered as an external company in South Africa), JPMorgan Chase Bank, N.A., London Branch, JPMorgan Chase Bank, N.A., Caterpillar Financial Services Corporation and Nedbank Limited, dated June 30, 2016

4.62   Second Amendment and Restatement Agreement between Harmony Gold Mining Company Limited, the Original Guarantors listed in Part 1 of Schedule 1 hereto, the Additional Guarantors listed in Part 2 of Schedule 1 hereto and Nedbank Limited (acing through its Corporate and Investment Banking division), dated June 30, 2016

4.63	Loan Agreement between Harmony Gold Mining Company Limited and the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust, dated March 1, 2016
4.64	Intercreditor agreement between African Rainbow Minerals Limited and Harmony Gold Mining Company Limited, dated March 1, 2016
4.67	Second Amendment and Restatement Agreement amongst Nedbank Limited (acting through its Corporate and Investment Banking division) (as Original Lender, Arranger and Facility Agent), the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust (as Borrower), African Rainbow Minerals Limited (as Guarantor) and Harmony Gold Mining Company Limited (as Guarantor), dated March 1, 2016
4.68	Subordination Agreement between Nedbank Limited (acting through its Corporate and Investment Banking division), the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust, African Rainbow Minerals Limited and Harmony Gold Mining Company Limited, dated March 1, 2016
4.69	Share Purchase Agreement between Harmony Gold (PNG Services) Proprietary Limited and Harmony Gold Mining Company Limited and Newcrest International Proprietary Limited and Newcrest Mining Limited, dated September 18, 2016
8.1	Significant subsidiaries of Harmony Gold Mining Company Limited
†12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
†13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
††15.1	Integrated Annual Report for the 20-F 2016 dated October 26, 2016 (adjusted version)
99.1	Consolidated Financial Statements 2016 dated October 26, 2016

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†   This certification will not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that the Registrant specifically incorporates it by reference.

††   Certain of the information included in Exhibit 15.1 is incorporated by reference into the Harmony 2016 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Exchange Act.

With the exception of the items so specified, the Integrated Annual Report for the 20-F 2016 is not deemed to be filed as part of Harmony 2016 Form 20-F.

SIGNATURES

Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meet all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

HARMONY GOLD MINING COMPANY LIMITED

By: /s/ Peter Steenkamp

Peter Steenkamp

Chief Executive Officer

Date: October 26, 2016